SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras

Financial Statements
December 31, 2009 and 2008
(A translation of the original report in Portuguese as published in Brazil containing financial statement prepared in accordance with accounting practices adopted in Brazil)

Petróleo Brasileiro S.A. - Petrobras

Financial Statements

December 31, 2009 and 2008

Contents

Independent auditors' report		3 - 4
Balance sheet		5
Statement of income		6
Statement of changes in shareholders’ equity		7
Statement of cash flows		8 - 9
Statement of added value		10
Statement of business segmentation (Consolidated)		11 - 14
Social balance		15 - 17
Notes to the financial statements
1	Presentation of the financial statements	18
2.	Consolidation procedures	19 - 21
3.	Description of significant accounting policies	22
4.	Cash and cash equivalents	29
5.	Trade accounts receivable, net	31
6.	Related party transactions	32
7.	Inventories	40
8.	Petroleum and alcohol accounts - STN	40
9.	Marketable securities	41
10.	Project financing	42
11.	Deposits in court	45
12.	Investments	46
13.	Property, plant and equipment	61
14.	Intangible assets	65
15.	Financing	68
16.	Contractual commitments	75
17.	Financial income and expenses	76
18.	Other operating expenses, net	77
19.	Taxes, contributions and interests	77
20.	Employee benefits	84
21.	Employee and management profit-sharing	94
22.	Shareholders' equity	94
23.	Legal proceedings and contingencies	99
24.	Commitments assumed by the energy segment	110
25.	Guarantees for concession agreements for petroleum exploration	111
26.	Segment reporting	111
27.	Derivative financial instruments, hedge and risk management activities	114
28.	Insurance	123
29.	Security, environment and health	124
30.	Pronouncements, interpretations and orientations that will come into force in 2010	125
31.	Subsequent events	127
Additional Information on Activities Exploration and Production of Oil and Gas		129

Independent auditors’ report

To
The Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

1. We have examined the accompanying balance sheets of Petróleo Brasileiro S.A. - Petrobras (“the Company”) and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2008, and the related statements of income, changes in shareholders’ equity, cash flows and added value for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2. Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal controls of the Company and its subsidiaries; b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of financial statements taken as a whole.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, the results of its operations, changes in shareholders’ equity, cash flows and added value for the years then ended, in conformity with accounting practices adopted in Brazil.

4. Our examinations were performed with the objective of expressing an opinion on the aforementioned financial statements, taken as a whole. The statements of segmentation of business and the accounting information included on social balance sheet, for the years ended December 31, 2009 and 2008, are supplementary to the aforementioned financial statements, are not required by accounting practices adopted in Brazil and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures applied to the financial statements and in our opinion are presented fairly, in all material respects, in relation to the financial statements referred to in the first paragraph, taken as a whole.

Rio de Janeiro, March 19, 2010

KPMG Auditores Independentes
CRC SP-014428/O-6 F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052428/O-2

Petróleo Brasileiro S.A. - Petrobras

Balance sheets

Years ended December 31, 2009 and 2008

(In thousand of reais)

		Consolidated		Parent Company				Consolidated		Parent Company

Assets	Note	2009	2008	2009	2008	Liabilities	Note	2009	2008	2009	2008

Current assets						Current liabilities
Cash and cash equivalents	4	28.795.714	15.888.596	16.798.113	11.268.314	Financing	15	13.571.170	12.451.137	2.452.406	2.276.822
Marketable securities	9	123.824	288.751	1.717.566		Interest on financing	15	1.316.041	823.330	670.577	229.334
Trade accounts receivable, net	5	13.984.270	14.903.732	12.844.381	17.370.050	Contractual commitments with transfer of benefits, risks and control of assets
Dividends receivable	6.1	17.688	20.101	2.508.981	987.986		16	390.252	585.045	3.556.808	5.052.563
Inventories	7	21.424.651	19.977.171	16.186.906	13.847.969	Accounts payable to suppliers		16.980.678	17.027.579	41.519.067	72.032.402
Taxes, contributions and interests	19.1	9.650.733	9.641.247	6.345.641	6.273.161	Taxes, contributions and interests	19.2	12.747.880	12.741.382	10.333.210	10.537.882
Prepaid expenses		1.287.454	1.393.879	1.267.027	1.078.815	Proposed dividends	22	2.333.053	9.914.707	2.333.053	9.914.707
Other current assets		1.389.681	1.461.801	432.694	430.312	Project financing	10	212.359	188.858	351.302	401.148

						Pension plan	20	641.774	627.988	591.686	579.051
		76.674.015	63.575.278	58.101.309	51.256.607	Health care plan	20	565.952	523.714	531.118	493.221

						Salaries, vacation pay and charges		2.293.528	2.016.430	1.906.782	1.561.017
						Provision for contingencies	23	54.000	54.000	54.000	54.000
Non-current assets						Advances from clients		556.208	666.107	133.917	298.032
						Provision for profit-sharing for employees and management		1.495.323	1.344.526	1.269.854	1.138.078
Long-term receivables						Deferred income		7.474	5.929
Trade accounts receivable, net	5	3.285.420	1.326.522	49.742.215	91.626.391	Fund Credit Rights Investments Nonstandard				14.318.379	5.764.529
						Other accounts and expenses payable		4.863.945	3.586.429	1.117.387	1.365.809

Petroleum and alcohol account - STN	8	816.714	809.673	816.714	809.673
Marketable securities	9	4.638.959	4.066.280	4.179.820	3.597.762			58.029.637	62.557.161	81.139.546	111.698.595

Project financing	10.2			2.330.497	2.039.293
Deposits in court	11	1.988.688	1.853.092	1.690.787	1.542.378
Prepaid expenses		1.294.277	1.400.072	688.699	444.904	Non-current liabilities
Deferred income and social contribution taxes	19.3	12.931.807	10.238.308	8.935.164	6.614.741	Financing	15	84.702.691	50.049.441	26.003.967	11.456.564
Inventories	7	180.618	303.929	167.301	303.929	Contractual commitments with transfer of benefits risks and control of assets
Other long-term receivables		1.243.548	1.256.967	544.256	640.177		16	349.482	804.998	10.903.870	12.701.708

		26.380.031	21.254.843	69.095.453	107.619.248	Subsidiaries and affiliated companies	6.2	52.433	49.289	904.939	1.100.528

						Deferred income and social contribution taxes	19.3	17.290.995	13.165.132	14.036.510	10.821.894
Investments	12	3.148.357	5.106.495	35.318.402	28.306.947	Pension plan	20	3.561.330	3.475.581	3.050.837	2.966.084
Property, plant and equipment	13	230.230.518	190.754.167	148.448.949	119.207.092	Health care plan	20	11.184.849	10.296.679	10.343.557	9.510.037
Intangible assets	14	6.808.331	8.003.213	3.746.889	3.781.716	Provision for contingencies	23	844.951	890.326	197.650	203.285
Deferred charges		2.365.998	3.469.846	613.163	839.257	Provision for dismantling of areas	3.14	4.896.343	6.581.618	4.524.699	5.975.787

						Deferred income		1.232.227	1.292.906	62.121	76.574
		268.933.235	228.588.564	257.222.856	259.754.260	Other accounts and expenses payable		2.387.546	1.982.355	277.418	448.672

								126.502.847	88.588.325	70.305.568	55.261.133

						Minority interest		1.610.167	2.653.074

						Shareholders' equity	22
						Subscribed and paid in Capital		78.966.691	78.966.691	78.966.691	78.966.691
						Capital reserves		514.857	514.857	514.857	514.857
						Revaluation reserves		350	10.284	350	10.284
						Profit reserves		79.521.014	58.643.049	85.430.762	64.442.783
						Equity valuation adjustments		6.365	(405.863)	42.372	(336.180)
						Accumulated translation adjustments		455.322	636.264	(1.075.981)	452.704

								159.464.599	138.365.282	163.879.051	144.051.139

		345.607.250	292.163.842	315.324.165	311.010.867			345.607.250	292.163.842	315.324.165	311.010.867

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Statements of income

Years ended December 31, 2009 and 2008

(In thousand of reais, except net income per share at paid-up capital)

		Consolidated		Parent Company

	Note	2009	2008	2009	2008

Gross operating income
Sales
Products		230.152.125	266.217.208	175.253.564	207.484.566
Services, mainly freight		351.859	276.872	317.375	505.883

		230.503.984	266.494.080	175.570.939	207.990.449
Sales charges		(47.793.927)	(51.375.544)	(41.537.085)	(46.280.943)

Net operating income		182.710.057	215.118.536	134.033.854	161.709.506

Cost of goods and services sold		(109.037.245)	(141.623.359)	(76.096.187)	(97.343.992)

Gross profit		73.672.812	73.495.177	57.937.667	64.365.514

Operating income (expenses)
Sales		(7.151.979)	(7.162.264)	(6.245.049)	(6.325.507)
Financial
Expenses	17	(5.854.389)	(4.193.135)	(6.958.883)	(7.050.686)
Revenues	17	3.505.187	3.494.430	6.310.512	5.991.531
Exchange and monetary variations, net	17	(488.652)	3.827.489	(6.018.045)	8.256.134
Administrative and general expenses
Officers' and board of directors' fees		(34.303)	(35.792)	(5.249)	(5.153)
Administrative		(7.375.939)	(7.211.566)	(5.024.051)	(5.012.193)
Tax		(658.469)	(862.766)	(319.530)	(425.978)
Cost of research and technological development		(1.363.654)	(1.705.572)	(1.352.226)	(1.690.702)
Loss on recovery of assets		(544.168)	(933.088)	(551.609)	(602.675)
Exploration costs for the extraction of crude oil and gas		(3.458.094)	(3.494.258)	(2.520.966)	(2.550.569)
Health care and pension plans	20	(1.370.332)	(1.427.395)	(1.295.496)	(1.343.773)
Other operating income and expenses, net	18	(5.587.012)	(4.712.243)	(5.663.289)	(3.366.678)

		(30.381.804)	(24.416.160)	(29.643.881)	(14.126.249)

Equity in income of subsidiaries and associated companies
Equity in earnings of investments	12	(84.397)	(874.218)	7.898.420	2.252.380

Operating income before income and social contribution taxes, employee and management profit-sharing and minority interest
		43.206.611	48.204.799	36.192.206	52.491.645

Social contribution	19.5	(2.548.111)	(4.169.529)	(1.515.765)	(3.995.909)
Income tax	19.5	(7.429.095)	(11.792.449)	(4.093.169)	(10.888.109)

Income before employees' and directors' profit-sharing and minority interest		33.229.405	32.242.821	30.583.272	37.607.627

Employees' and directors' profit-sharing	21	(1.495.323)	(1.344.526)	(1.269.854)	(1.138.078)

Income before minority interest		31.734.082	30.898.295	29.313.418	36.469.549

Minority interest		(2.752.374)	2.089.497

Net income for the year		28.981.708	32.987.792	29.313.418	36.469.549

Net income per share at the end of the year - R$		3,30	3,76	3,34	4,16

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statements of changes in shareholders’ equity

Years ended December 31, 2009 and 2008

(In thousand of reais)

	Subscribed and paid-in capital	Capital reserves			Profit reserves

		AFRMM subsidies	Tax incentives	Revaluation reserve	Legal	Statutory	Tax incentives	Profit retention	Equity valuation adjustments	Accumulated translation adjustments	Retained losses	Total net equity

At January 1, 2008	52.644.460	169.142	1.384.689	61.520	7.612.508	504.542		53.635.374				116.012.235

Prior year adjustments - Adoption of Law 11.638/07											1.386.691	1.386.691
Capital increase on April 4, 2008	26.322.231	(169.142)	(850.679)					(25.302.410)
Tax incentive adjustment			(19.153)									(19.153)
Translation adjustment										452.704		452.704
Realization of reserve				(51.236)							51.236
Unrealised gains or losses on investments
available for sale									(336.180)			(336.180)
Net income for the year											36.469.549	36.469.549
Distributions:
Allocations of net income in reserves					1.823.477	394.834	557.185	23.779.347			(26.554.843)
Proposed dividends											(9.914.707)	(9.914.707)
Profit retention								1.437.926			(1.437.926)

At December 31, 2008	78.966.691		514.857	10.284	9.435.985	899.376	557.185	53.550.237	(336.180)	452.704		144.051.139

Translation adjustment										(1.528.685)		(1.528.685)
Realization of reserve				(9.934)							9.934	-
Unrealised gains or losses on investments
available for sale									378.552			378.552
Net income for the year											29.313.418	29.313.418
Distributions:												-
Allocations of net income in reserves					1.465.671	394.834	554.447	18.573.027			(20.987.979)	-
Proposed dividends											(8.335.373)	(8.335.373)
Profit retention												-

	78.966.691		514.857	350	10.901.656	1.294.210	1.111.632	72.123.264	42.372	(1.075.981)		163.879.051

At December 31, 2009	78.966.691	514.857		350	85.430.762				42.372	(1.075.981)	-	163.879.051

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statements of cash flows

Years ended December 31, 2009 and 2008

(In thousand of reais)

	Consolidated		Parent Company

	2009	2008	2009	2008

Operating activities
Net income for the year	28.981.708	32.987.792	29.313.418	36.469.549
Adjustments:
Minority interest	2.752.374	(2.089.497)
Equity in earnings (losses) of significant investments	84.001	115.790	(7.892.302)	(2.494.234)
Goodwill/discount - amortization	396	758.428	(6.118)	241.854
Depreciation, exhaustion and amortization	14.766.789	11.631.984	10.321.518	7.952.428
Loss on recovery of assets	1.144.312	2.658.224	676.038	891.258
Write-off of dry wells	2.264.407	1.524.143	1.780.676	1.291.395
Residual value of permanent assets written off	216.253	597.001	59.154	5.817
Exchange and monetary variations and financial charges on financing and loans and other operations	116.673	4.033.176	17.307.469	(21.581.932)
Deferred income and social contribution taxes, net	804.988	4.769.951	(261.091)	5.736.892

Increase/decrease in assets and liabilities
Decrease/(increase) in accounts receivable	(382.803)	(210.111)	251.427	(1.079.071)
Decrease/(increase) in inventories	(3.000.414)	(1.413.136)	(2.326.738)	(1.205.349)
Increase in the petroleum and alcohol account - STN	(7.041)	(11.822)	(7.041)	(11.822)
Increase in other assets	(1.110.810)	(528.823)	(507.484)	(145.209)
Increase in accounts payable to suppliers	1.206.513	648.394	(516.085)	2.773.498
Increase/(decrease) in taxes, rates and contributions	622.747	(3.642.293)	303.350	(4.523.328)
Increase in obligations with project financing	23.500	147.389	23.500	147.389
Increase in obligations with health care and pension plans	1.052.465	1.546.437	968.805	1.336.498
Increase/(decrease) in other liabilities	2.276.487	(3.543.081)	(1.137.040)	919.651
Increase/(decrease) in short term operations with subsidiaries and affiliated companies
Decrease/(increase) in accounts receivable	22.370	17.214	4.151.401	(4.143.736)
Decrease/(increase) in accounts payable	3.144	(45.375)	(283.936)	1.355.982
Increase in operation for supply of oil and oil products abroad			(29.669.004)	31.838.213

Net funds provided by operating activities	51.838.059	49.951.785	22.549.917	55.775.743

Investment activities
Investments in exploration and production of petroleum and gas	(32.095.960)	(26.008.454)	(23.372.348)	(18.982.305)
Investments in refining and transport	(19.412.719)	(13.349.577)	(16.875.903)	(10.621.340)
Investments in gas and energy	(10.478.246)	(6.140.887)	(4.633.915)	(3.364.336)
Investment in international segment	(6.391.011)	(5.439.543)	(15.658)	(75.069)
Investments in distribution	(580.867)	(1.179.204)	(3.210)	(705.811)
Investments in securities	386.766	(273.726)	(1.355.523)	(95.543)
Other investments	(1.776.193)	(1.266.037)	(1.737.706)	(1.256.367)
Dividends received	68.284	232.055	3.131.688	1.272.481
Ventures under negotiation			(251.739)	(1.326.338)

Net funds used in investment activities	(70.279.946)	(53.425.373)	(45.114.314)	(35.154.628)

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statements of cash flows (continued)

Years ended December 31, 2009 and 2008

(In thousand of reais)

	Consolidated		Parent Company

	2009	2008	2009	2008

Financing activities
Financing and loans, net	47.066.647	11.836.832	34.980.057	(14.774.380)
Non Standard Credit Rights Investment Fund			8.553.850	3.786.197
Dividends paid to shareholders	(15.439.711)	(6.212.568)	(15.439.711)	(6.212.568)

Net funds generated/(used) in financing activities	31.626.936	5.624.264	28.094.196	(17.200.751)

Effect of exchange variation on cash and cash equivalents	(277.931)	667.071

Net change in cash and cash equivalents in the year	12.992.851	2.817.747	5.529.799	3.420.365

Cash and cash equivalents at the beginning of the year	15.888.596	13.070.849	11.268.314	7.847.949

Cash and cash equivalents at the end of the year	28.881.447	15.888.596	16.798.113	11.268.314

Additional information on cash flows:
Amounts paid and received during the year
Interest paid, net of the capitalized amount	5.374.420	4.012.109	3.114.976	1.785.459
Interest received on loans			2.708.345	3.122.428
Income tax and social contribution	8.592.555	10.918.489	6.496.056	10.454.838
Third party income tax withheld at source	3.874.682	2.047.224	3.446.349	1.942.373

Investment and financing transactions not involving cash
Acquisition of property, plant and equipment on credit	121.140
Acquisition of fixed assets on contract with transfer of benefits, risks and control of assets		9.972	597.922	6.686.914
Assets received through donation		3
Provision for dismantling of areas	41.237	131.438	(778.247)	70.698

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of added value

Years ended December 31, 2009 and 2008

(In thousand of reais)

	Consolidated				Parent Company

	2009		2008		2009		2008

Revenues
Sales of products and services and other revenues	234.828.966		268.936.483		178.843.923		210.066.823
Allowance for doubtful accounts - formation	(70.091)		(167.026)		(14.845)		(88.572)
Revenues related to construction of assets for own use	56.555.744		47.163.873		41.244.584		31.921.891

	291.314.619		315.933.330		220.073.662		241.900.142

Inputs acquired from third parties
Materials consumed	(34.993.517)		(47.890.791)		(22.362.680)		(28.142.217)
Cost of goods for sale	(25.108.234)		(40.755.903)		(16.898.591)		(28.543.536)
Power, third-party services and other operating expenses	(63.737.001)		(52.590.649)		(48.546.689)		(41.119.679)
Tax credits on inputs acquired from third parties	(17.508.169)		(22.836.487)		(13.965.882)		(19.256.674)
Loss on recovery of assets	(1.144.312)		(2.658.224)		(676.038)		(891.258)

	(142.491.233)		(166.732.054)		(102.449.880)		(117.953.364)

Gross added value	148.823.386		149.201.276		117.623.782		123.946.778

Retentions
Depreciation, exhaustion and amortization	(14.766.789)		(11.631.984)		(10.321.518)		(7.952.428)

Net added value produced by the Company	134.056.597		137.569.292		107.302.264		115.994.350

Transferred added value
Equity in earnings of investments	(84.001)		(115.790)		7.892.302		2.494.234
Financial income - including monetary and exchange variations	3.505.187		3.494.430		5.261.547		7.254.449
Amortization of goodwill and discounts	(396)		(758.428)		6.118		(241.854)
Rents, royalties and others	1.213.722		1.293.912		1.045.772		1.155.856

	4.634.512		3.914.124		14.205.739		10.662.685

Total added value to be distributed	138.691.109		141.483.416		121.508.003		126.657.035

Distribution of added value

Personnel and directors
Payroll and related charges
Salaries	10.216.129	7%	9.103.594	6%	7.392.342	6%	6.481.382	5%
Employees' and directors' profit-sharing	1.495.323	1%	1.344.526	1%	1.269.854	1%	1.138.078	1%

	11.711.452		10.448.120		8.662.196		7.619.460

Benefits
Advantages	682.829	1%	835.286	1%	461.609	0%	535.125	0%
Retirement and pension plan	993.509	1%	926.324	1%	955.590	1%	866.299	1%
Health care plan	1.596.314	1%	1.716.426	1%	1.519.474	2%	1.623.217	2%

FGTS	672.940	0%	600.674	0%	584.825	0%	525.626	0%

	15.657.044	11%	14.526.830	10%	12.183.694	10%	11.169.727	9%

Taxes
Federal*	48.514.021	35%	57.456.863	40%	41.407.403	34%	53.855.166	42%
State	24.668.235	18%	22.338.990	16%	12.967.736	10%	12.363.556	10%
Municipal	155.895	0%	147.705	0%	91.548	0%	80.118	0%
Abroad*	4.794.955	3%	5.169.057	4%

	78.133.106	56%	85.112.615	60%	54.466.687	44%	66.298.840	52%

Financial institutions and suppliers
Interest, and exchange and monetary variations	7.153.155	5%	1.891.069	1%	12.209.105	10%	57.470	0%
Rental and affreightment expenses	6.013.722	5%	9.054.607	7%	13.335.099	11%	12.661.449	10%

	13.166.877	10%	10.945.676	8%	25.544.204	21%	12.718.919	10%

Shareholders
Interest on shareholders' equity	7.194.743	5%	7.019.261	5%	7.194.743	6%	7.019.261	6%
Dividends	1.140.630	1%	2.895.445	2%	1.140.630	1%	2.895.445	2%
Minority interest	2.752.374	2%	(2.089.497)	-1%	-
Retained earnings	20.646.335	15%	23.073.086	16%	20.978.045	17%	26.554.843	21%

	31.734.082	23%	30.898.295	22%	29.313.418	25%	36.469.549	29%

Added value distributed	138.691.109	100%	141.483.416	100%	121.508.003	100%	126.657.035	100%

* Includes government interests.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Supplementary information to the financial statements Statement of business segmentation (consolidated)

Years ended December 31, 2009 and 2008

(In thousand of reais)

	2009

			Gas
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Total

Statement of income

Net operating income	76.182.838	146.768.975	11.627.332	58.277.172	21.167.309	-	(131.313.569)	182.710.057

Intersegments	75.252.209	49.404.935	1.842.433	1.347.249	3.466.743	-	(131.313.569)	-
Third parties	930.629	97.364.040	9.784.899	56.929.923	17.700.566	-	-	182.710.057
Cost of goods and services sold	(39.139.274)	(121.861.052)	(8.293.336)	(53.123.500)	(17.157.290)	-	129.537.207	(109.037.245)

Gross profit	37.043.564	25.907.923	3.333.996	5.153.672	4.010.019	-	(1.776.362)	73.672.812
Operating expenses	(7.072.562)	(5.424.986)	(1.793.403)	(3.118.620)	(3.197.029)	(7.197.027)	259.677	(27.543.950)
Selling, administrative and general expenses	(660.269)	(4.672.275)	(973.042)	(3.126.220)	(1.693.767)	(3.627.029)	190.381	(14.562.221)
Tax	(93.902)	(93.015)	(30.160)	(25.872)	(163.692)	(250.589)	(1.239)	(658.469)
Exploration costs for extraction of crude oil and gas	(2.520.966)	-	-	-	(937.128)	-	-	(3.458.094)
Loss on recovery of assets	(551.609)	-	-	-	7.441	-	-	(544.168)
Cost with research and technological development	(516.256)	(336.621)	(63.788)	(10.364)	(3.805)	(432.534)	(286)	(1.363.654)
Health care and pension plans	-	-	-	-	-	(1.370.332)	-	(1.370.332)
Other operating income (expenses)	(2.729.560)	(323.075)	(726.413)	43.836	(406.078)	(1.516.543)	70.821	(5.587.012)

Operating income (loss)	29.971.002	20.482.937	1.540.593	2.035.052	812.990	(7.197.027)	(1.516.685)	46.128.862
Net Financials	-	-	-	-	-	(2.837.854)	-	(2.837.854)
Equity in earnings of investments	-	169.754	54.606	(22.451)	(286.815)	509	-	(84.397)

Operating income (loss) before social contributions income, taxes, profit sharing for employees and magement and minority interest	29.971.002	20.652.691	1.595.199	2.012.601	526.175	(10.034.372)	(1.516.685)	43.206.611
Income and social contribution taxes	(10.024.247)	(6.873.509)	(503.845)	(657.528)	(539.395)	8.105.647	515.671	(9.977.206)
Employee and management profit-sharing	(487.929)	(266.727)	(55.817)	(101.145)	(47.480)	(536.225)	-	(1.495.323)
Minority interest	140.851	(179.734)	(121.902)	-	(159.116)	(2.432.473)	-	(2.752.374)

Net income (loss)	19.599.677	13.332.721	913.635	1.253.928	(219.816)	(4.897.423)	(1.001.014)	28.981.708

(1) - Are detailed in the group of corporate entities the business results with Biofuels.

The assumptions used in the preparation of this statement are described in Note 26.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Supplementary information to the financial statements Statement of business segmentation (consolidated)

Years ended December 31, 2009 and 2008

(In thousand of reais)

	2008

			Gas
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Total

Statement of income

Net operating income	106.225.551	173.176.848	15.987.874	55.762.758	22.464.350		(158.498.845)	215.118.536

Intersegments	104.453.913	48.549.773	2.237.059	1.358.176	1.899.924		(158.498.845)
Third parties	1.771.638	124.627.075	13.750.815	54.404.582	20.564.426			215.118.536
Cost of goods and services sold	(43.633.484)	(172.114.682)	(14.177.728)	(51.129.970)	(19.414.411)		158.846.916	(141.623.359)

Gross profit	62.592.067	1.062.166	1.810.146	4.632.788	3.049.939		348.071	73.495.177
Operating expenses	(5.361.560)	(5.657.824)	(2.339.339)	(2.799.592)	(4.343.514)	(7.315.679)	272.564	(27.544.944)
Selling, administrative and general expenses	(729.122)	(4.976.520)	(970.329)	(2.813.052)	(1.698.977)	(3.486.887)	265.265	(14.409.622)
Tax	(109.529)	(114.013)	(68.261)	(22.249)	(272.742)	(275.972)		(862.766)
Exploration costs for extraction of crude oil and gas	(2.550.569)				(943.689)			(3.494.258)
Loss on recovery of assets	(602.675)				(330.413)			(933.088)
Cost with research and technological development	(899.212)	(276.564)	(72.660)	(13.728)	(4.653)	(438.755)		(1.705.572)
Health care and pension plans						(1.427.395)		(1.427.395)
Other operating income (expenses)	(470.453)	(290.727)	(1.228.089)	49.437	(1.093.040)	(1.686.670)	7.299	(4.712.243)

Operating income (loss)	57.230.507	(4.595.658)	(529.193)	1.833.196	(1.293.575)	(7.315.679)	620.635	45.950.233
Net Financials						3.128.784		3.128.784
Equity in earnings of investments		(554.100)	17.994	76.645	(414.270)	(487)		(874.218)

Operating income (loss) before social contributions income, taxes, profit sharing for employees and magement and minority interest	57.230.507	(5.149.758)	(511.199)	1.909.841	(1.707.845)	(4.187.382)	620.635	48.204.799
Income and social contribution taxes	(19.307.037)	1.657.928	194.017	(596.513)	(355.239)	2.655.884	(211.018)	(15.961.978)
Minority interest	136.911	164.188	42.644		301.302	1.444.452		2.086.497
Employee and management profit-sharing	(445.102)	(280.604)	(41.444)	(78.749)	(96.657)	(401.970)		(1.344.526)

Net income (loss)	37.615.279	(3.608.246)	(315.982)	1.234.579	(1.858.439)	(489.016)	409.617	32.987.792

The assumptions used in the preparation of this statement are described in Note 26.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Supplementary information to the financial statements Statement of business segmentation (consolidated)

Years ended December 31, 2009 and 2008

(In thousand of reais)

	2009 (1)

			Gas
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Total

Assets	129.981.251	87.122.415	44.412.335	10.951.129	27.755.005	55.895.073	(10.509.958)	345.607.250

Current assets	6.514.776	27.587.413	5.058.016	5.667.556	5.085.788	36.175.645	(9.415.179)	76.674.015

Cash and cash equivalents						28.795.714	-	28.795.714
Other current assets	6.514.776	27.587.413	5.058.016	5.667.556	5.085.788	7.379.931	(9.415.179)	47.878.301
Non-current assets	123.466.475	59.535.002	39.354.319	5.283.573	22.669.217	19.719.428	(1.094.779)	268.933.235

Long-term receivables	4.410.314	2.403.483	2.397.252	1.060.478	2.430.008	14.804.959	(1.126.463)	26.380.031
Property, plant and equipment	117.872.222	53.637.071	35.620.282	3.504.128	15.701.131	3.895.684	-	230.230.518
Others	1.183.939	3.494.448	1.336.785	718.967	4.538.078	1.018.785	31.684	12.322.686

	2008

			Gas
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Total

Assets	116.174.626	64.782.225	36.179.125	10.320.163	33.242.388	40.582.412	(9.117.097)	292.163.842

Current assets	5.880.892	23.620.084	5.343.529	5.680.866	5.848.084	25.007.856	(7.806.033)	63.575.278

Cash and cash equivalents						15.888.596		15.888.596
Other current assets	5.880.892	23.620.084	5.343.529	5.680.866	5.848.084	9.119.260	(7.806.033)	47.686.682
Non-current assets	110.293.734	41.162.141	30.835.596	4.639.297	27.394.304	15.574.556	(1.311.064)	228.588.564

Long-term receivables	4.187.708	1.890.639	2.323.390	734.604	1.334.571	11.997.201	(1.213.270)	21.254.843
Property, plant and equipment	102.289.658	35.844.947	27.024.526	3.192.563	20.084.131	2.361.201	(42.859)	190.754.167
Others	3.816.368	3.426.555	1.487.680	712.130	5.975.602	1.216.154	(54.935)	16.579.554

(1) - Are detailed in the group of corporate entities the business assets with Biofuels.

The assumptions used in the preparation of this statement are described in Note 26.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Supplementary information to the financial statements

Statement of business segmentation (consolidated) - International

Years ended December 31, 2009 and 2008

(In thousand of reais)

	2009

			Gas
			&
	E&P	Supply	Energy	Distribution	Corporate	Eliminations	Total

International Area
Assets	19.864.586	5.565.567	2.435.144	1.163.257	3.909.723	(5.183.272)	27.755.005

Statement of income
Net operating income	5.765.724	11.970.976	1.784.240	5.416.219	29.356	(3.799.206)	21.167.309

Intersegments	4.024.865	2.822.344	324.722	89.100	8.880	-3.803.168	3.466.743
Third parties	1.740.859	9.148.632	1.459.518	5.327.119	20.476	3.962	17.700.566
Operating income (loss)	1.149.373	(105.817)	253.447	45.306	(583.208)	53.889	812.990
Net income (loss)	765.698	(185.278)	219.194	43.821	(1.117.140)	53.889	(219.816)

	2008

			Gas
			&
	E&P	Supply	Energy	Distribution	Corporate	Eliminations	Total

International Area
Assets	24.206.697	6.386.636	3.244.587	859.271	4.104.016	(5.558.819)	33.242.388

Statement of income
Net operating income	5.203.103	14.838.549	1.880.068	4.924.620	4.455	(4.386.445)	22.464.350

Intersegments	2.695.517	3.113.133	385.578	133.760		(4.428.064)	1.899.924
Third parties	2.507.586	11.725.416	1.494.490	4.790.860	4.455	41.619	20.564.426
Operating income (loss)	522.958	(1.253.303)	309.798	(15.265)	(851.364)	(6.399)	(1.293.575)
Net income (loss)	(127.480)	(1.405.991)	179.325	(11.436)	(486.458)	(6.399)	(1.858.439)

The assumptions used in the preparation of this statement are described in Note 26.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Supplementary information to the financial statements Social balance

Years ended December 31, 2009 and 2008

(In thousand of reais)

1 - Calculation basis	2009	2008
Consolidated net revenue	182.710.057	215.118.536
Consolidated operating results	43.206.611	48.204.799
Gross payroll	10.195.443	9.500.291

2 - Internal social indicators (i)	Amount	% gross payroll	% net earnings	Amount	% gross payroll	% net earnings
Alimentation	664.793	6,52%	0,36%	578.966	6,09%	0,27%
Compulsory payroll charges	4.585.062	44,97%	2,51%	4.633.742	48,77%	2,15%
Private pension	366.327	3,59%	0,20%	412.641	4,34%	0,19%
Health	1.884.773	18,49%	1,03%	2.009.498	21,15%	0,93%
Work security and medicine	113.840	1,12%	0,06%	110.736	1,17%	0,05%
Education	107.066	1,05%	0,06%	106.440	1,12%	0,05%
Culture	6.869	0,07%	0,00%	14.982	0,16%	0,01%
Professional training and development	264.076	2,59%	0,14%	426.832	4,49%	0,20%
Crèche or day-care assistance	3.091	0,03%	0,00%	2.825	0,03%	0,00%
Profit sharing	1.495.323	14,67%	0,82%	1.344.526	14,15%	0,63%
Others	55.267	0,54%	0,03%	152.581	1,61%	0,07%
Total - Internal social indicators	9.546.487	93,63%	5,22%	9.793.769	103,09%	4,55%

3 - External social indicators	Amount	% operating results	% net earnings	Amount	% operating results	% net earnings
Generation of income and work opportunity (i)	33.882	0,08%	0,02%	35.752	0,07%	0,02%
Education for professional skills (i)	54.345	0,13%	0,03%	72.693	0,15%	0,03%
Guarantee of rights of children and adolescents (i)	74.137	0,17%	0,04%	90.159	0,19%	0,04%
Culture (i)	154.578	0,36%	0,08%	206.751	0,43%	0,10%
Sport (i)	42.412	0,10%	0,02%	68.952	0,14%	0,03%
Others (i)	11.273	0,03%	0,01%	26.473	0,05%	0,01%
Total contributions for the company	370.628	0,87%	0,20%	500.780	1,04%	0,23%
Taxes (excluding payroll charges)	77.328.119	178,97%	42,33%	80.140.559	166,25%	37,25%
Total - External social indicators	77.678.747	179,83%	42,53%	80.641.339	167,29%	37,49%

4 - Environmental indicators (i)	Amount	% operating results	% net earnings	Amount	% operating results	% net earnings
Investments related to the company's production/operation	1.872.458	4,33%	1,02%	1.919.751	3,98%	0,89%
Investments in external programs and/or projects	151.626	0,35%	0,08%	53.763	0,11%	0,02%
Total investments in the environment	2.024.084	4,68%	1,11%	1.973.514	4,09%	0,92%
With respect to establishing “annual goals” for minimizing waste products, consumption in general in production/operation and for increasing efficiency in the use of natural resources, the company:	( ) Does not have goals	( ) attains from 51 to 75%		( ) does not have goals	( ) attains from 51 to 75%
	( ) Attains from 0 to 50%	(x) attains from 76 to 100%		( ) attains from 0 to 50%	(x) attains from 76 to 100%

Petróleo Brasileiro S.A. - Petrobras

Supplementary information to the financial statements Social balance (continued)

Years ended December 31, 2009 and 2008

(In thousand of reais)

5 - Indicators for the staff (i)	2009	2008
Nº of employees at the end of the period	76.919	74.240
Nº of hirings during the period	2.519	6.351
Nº of contracted employees	295.260	260.474
Nº of student trainees	1.197	1.213
Nº of employees older than 45	30.928	28.447
Nº of women that work in the company	12.586	11.511
% of leadership positions held by women	13,6%	13,01%
Nº of Negroes that work in the company (II)	10.581	10.581
% of leadership positions held by Negroes (II)	29,9%	29,9%
Nº of handicapped workers (III)	1.077	1.068

6 - Significant information with respect to the exercise of corporate citizenship	2009			Goals 2010
Ratio between the company's highest and lowest remuneration (VI) - amount (i)	24,98			24,98
Total number of work accidents (IV) (i)	417			459
The social and environmental projects developed by the Company were defined by: (i)	( ) directors	(x) directors and managers	( ) all the employees	( ) directors	(x) directors and managers	( ) all the employees
The safety and health standards in the work environment were defined by: (i)	(x) directors and managers	( ) all the employees	( ) everyone + Cipa	(x) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the company: (i)	( ) does not get involved	( ) follows ILO standards	(x) encourages and follows ILO	( ) will not get involved	( ) will follow ILO standards	(x) will encourage and follow ILO
The private pension includes: (i)	( ) directors	( ) directors and managers	(x) all the employees	( ) directors	( ) directors and managers	(x) all the employees
Profit-sharing and participation in results includes: (i)	( ) directors	( ) directors and managers	(x) all the employees	( ) directors	( ) directors and managers	(x) all the employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the company: (i)	( ) are not considered	( ) are suggested	(x) are required	( ) will not be considered	( ) will be suggested	(x) will be required
With respect to the participation of employees in voluntary work programs, the company: (i)	( ) does not get involved	( ) gives support	(x) organizes and encourages	( ) will not get involved	(x) will give support	(x) will organize and encourage
Total number of complaints and criticisms from consumers: (V) (i)	in the company 9.362	in Procon 2	in court 22	in the company 8.750	in Procon	in court
% claims and criticisms attended or resolved: (V) (i)	in the company 99,62%	in Procon 0%	in court 0%	in the company 99,91%	in Procon	in court
Total added value to be distributed (consolidated) - amount:	In 2009:	138.691.110		In 2008:	141.483.416
Distribution of added value	56% government 11% employees 8% shareholders 10% third parties 15 % retained			60% government 10% employees 6% shareholders 8% third parties 16% retained

Petróleo Brasileiro S.A. - Petrobras

Supplementary information to the financial statements

Social balance (continued)

Years ended December 31, 2009 and 2008

(In thousand of reais)

7 - Other information

1) This Company does not use child or slave labor, it is not involved in prostitution or sexual exploitation of children or adolescents and is not involved in corruption.

2) Our Company values and respects diversity, both internally and externally.

I. It includes R$ 34 million transferred from the Fund for Infancy and Adolescence (FIA).

II. Information with respect to the Petrobras Parent Company based on the Census for Petrobras Diversity, conducted in 2008.

III. Of the total 74.240 employees of the Petrobras system, 6.775 are staff of the international area, who are not subject to Brazilian legislation. Of the remaining number, 19.524 occupy positions that are intended for disabled persons. Of these employees, 1.077 are disabled persons, which corresponds to 5,52% of the total.

IV. For 2010, an increase of 11% in the number of hours worked in relation to 2009 is estimated. In 2010 it is expected to maintain the same accidents rate as recorded in 2009, which is close to the references for excellence of the international industry, with excellent security conditions in the workplace, even in the face of the expressive increase in the Company’s activities.

V. The information on the company includes the number of complaints and criticisms received by the Customer Attendance Centers in the Petrobras Parent Company and Petrobras Distribuidora. The goals for the company for 2010 include only the estimate for the Petrobras Parent Company.

(i) Unaudited.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)
Year ended December 31, 2009 and 2008
(In thousands of reais)

1 Presentation of the financial statements

The financial statements were prepared based on accounting practices adopted in Brazil, observing the provisions contained in the Corporation Law, and incorporate the changes introduced through Law 11.638/07 and Law 11.941/09 (Provisional Measure 449/08), complemented by pronouncements, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM).

The Board of Directors authorized the publication of these financial statements in a meeting held on March 19, 2010.

Additionally, the Company is presenting the following information:

1.1 Business segment reporting

The information per business segment was prepared in accordance with SFAS-131 issued by the Financial Accounting Standards Board, which was approved by CVM/SNC/SEP Directive Release 01/2007.

In the statements per business area, the Company’s operations are structured according to the following segments: Exploration and Production, Supply, Gas and Energy, Distribution, International and corporate group entities.

1.2 Social balance

The social balance presents social, environmental and functional quantitative indexes and relevant information with respect to the exercise of corporate citizenship. Some information was obtained through the Company’s subsidiary records and managerial information.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

2 Consolidation procedures

The consolidated financial statements as of December 31, 2009 and 2008 were prepared in accordance with accounting practices adopted in Brazil and supplementary provisions of the Brazilian Securities Commission - CVM and included the financial statements of Petróleo Brasileiro S.A. - Petrobras and the following subsidiaries, jointly controlled subsidiaries and specific purpose entities (SPE):

	Ownership percentage - %

	2009		2008

	Subscribed and paid-in	Voting	Subscribed and paid-in	Voting

Subsidiaries
Petrobras Química S.A. - Petroquisa and its subsidiaries (v)	100,00	100,00	100,00	100,00
Petrobras Distribuidora S.A. - BR and its subsidiaries (v)	100,00	100,00	100,00	100,00
Braspetro Oil Services Company - Brasoil and its subsidiaries (i)	100,00	100,00	100,00	100,00
Braspetro Oil Company - BOC and its subsidiaries (i)	99,99	99,99	99,99	99,99
Petrobras International Braspetro B.V. - PIBBV and its subsidiaries (i) (v) (vi)	100,00	100,00	100,00	100,00
Petrobras Comercializadora de Energia Ltda. - PBEN (vii)	100,00	100,00	100,00	100,00
Petrobras Negócios Eletrônicos S.A. - E-Petro and its subsidiary (v) (ix)	100,00	100,00	100,00	100,00
Petrobras Gás S.A. - Gaspetro and its subsidiaries (v)	99,99	99,99	99,97	99,99
Petrobras International Finance Company - PifCo and its subsidiaries (i)	100,00	100,00	100,00	100,00
Petrobras Transporte S.A. - Transpetro and its subsidiary	100,00	100,00	100,00	100,00
Downstream Participações Ltda. and its subsidiary	99,99	99,99	99,99	99,99
Petrobras Netherlands B.V. - PNBV and its subsidiaries (i) (v)	100,00	100,00	100,00	100,00
FAFEN Energia S.A. and it subsidiary	100,00	100,00	100,00	100,00
5283 Participações Ltda.	100,00	100,00	100,00	100,00
Baixada Santista Energia Ltda.	100,00	100,00	100,00	100,00
Sociedade Fluminense de Energia Ltda. - SFE	100,00	100,00	100,00	100,00
Termorio S.A.	100,00	100,00	100,00	100,00
Termoceará Ltda.	100,00	100,00	100,00	100,00
Termomacaé Ltda	100,00	100,00	100,00	100,00
Termomacaé Comercializadora de Energia Ltda.	100,00	100,00	100,00	100,00
Fundo de Investimento Imobiliário RB Logística - FII	99,00	99,00	99,00	99,00
Usina Termelétrica de Juiz de Fora S.A.	100,00	100,00	100,00	100,00
Termobahia S.A.	98,85	98,85	98,85	98,85
Petrobras Biocombustível S.A. (v)	100,00	100,00	100,00	100,00
Refinaria Abreu e Lima S.A. (viii)	100,00	100,00	100,00	100,00
Cordoba Financial Services Gmbh - CFS and its subsidiaries (i)	100,00	100,00	100,00	100,00
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	100,00	100,00
Marlim Participações S.A. and it subsidiary	100,00	100,00
NovaMarlim Participações S.A. and it subsidiary	43,43	43,43
Comperj Participações S.A.	100,00	100,00
Comperj Petroquímicos Básicos S.A.	100,00	100,00
Comperj PET S.A.	100,00	100,00
Comperj Estirênicos S.A.	100,00	100,00
Comperj MEG S.A	100,00	100,00
Comperj Poliolefinas S.A.	100,00	100,00
Alvo Distribuidora de Combustíveis Ltda (x)			100,00	100,00
Ipiranga Asfalto S.A.(x)			100,00	100,00

Jointly controlled subsidiaries
Usina Termelétrica Norte Fluminense S.A. (ii)	10,00	10,00	10,00	10,00
GNL do Nordeste Ltda. (ii)	50,00	50,00	50,00	50,00
Ibiritermo S.A. (iii)	50,00	50,00	50,00	50,00
Termoaçu S.A. (ii)	76,87	76,87	74,80	74,80
Participações em Complexos Bioenergéticos S.A. PC BIOS (ii)	50,00	50,00	50,00	50,00
PMCC Projetos de Transporte de Álcool S.A. (ii)	33,33	33,33	33,33	33,33
Brentech Energia S.A. (ii)	30,00	30,00	30,00	30,00
Brasil PCH S.A. (ii)	42,33	42,33	42,33	42,33
Brasympe Energia S.A. (ii)	20,00	20,00	20,00	20,00
Breitener Energética S.A. (ii)	30,00	30,00	30,00	30,00
Cia Energética Manauara S.A. (ii)	40,00	40,00	40,00	40,00
Refinaria de Petróleo Riograndense S.A. (ii)	33,20	33,20

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

Specific purpose entities - SPE (iv)
Albacora Japão Petróleo Ltda.
Barracuda & Caratinga Leasing Company B.V. (i)
Cayman Cabiunas Investiment CO. (i)
Charter Development LLC – CDC (i)
Codajas Coari Participações Ltda.
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI
Companhia de Recuperação Secundária S.A. – CRSEC
Gasene Participações Ltda.
Manaus Geração Termelétrica Participações Ltda.
Nova Transportadora do Nordeste S.A. – NTN
Nova Transportadora do Sudeste S.A. – NTS
PDET Offshore S.A.
Companhia Mexilhão do Brasil
Non standard Credit Rights Investment Fund of the Petrobras System

(i) Companies headquartered abroad with financial statements prepared in foreign currency.

(ii) Companies with shared management, consolidated in proportion to the ownership percentage.

(iii) Companies with shared management, which are fully consolidated and whose activities are controlled by Petrobras in accordance with CVM Instruction 408/2004.

(iv) Specific purpose entities (SPE), which in the essence of their relationship with Petrobras indicate that their operating activities are directly or indirectly and individually or jointly controlled by the Company, are consolidated in accordance with CVM Instruction 408/2004.

(v) Companies with a stake in jointly controlled subsidiaries.

(vi) 20,13% ownership of 5283 Participações Ltda.

(vii) 0,09% ownership of Petrobras Gás S. A. - Gaspetro.

(viii) 0,01% ownership of Downstream.

(ix) 0,05% ownership of Downstream.

(x) Companies transferred to Petrobras Distribuidora in 2009.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

The consolidation process for the equity and income accounts corresponds to the horizontal sum of the accounts for assets, liabilities, income and expenses, according to their nature, plus the following:

• elimination of investments in the capital and reserves held between them;

• elimination of intercompany asset and liability account balances;

• elimination from results for the year of current and non-current assets that correspond to economically unrealized results between the aforementioned companies; and

• elimination of the effects arising from significant intercompany transactions.

The unallocated goodwill is presented in the Consolidated statements as deferred income in non-current liabilities.

The reconciliation of consolidated shareholders’ equity and net income for the year with the corresponding shareholders' equity and net income for the year of the Parent Company, for December 31, 2009 and 2008, is presented as follows:

	Shareholders' equity		Net income for the year

	2009	2008	2009	2008

According to the consolidated financial statements	159.464.599	138.365.282	28.981.708	32.987.792
Profit on the sale of products in inventories in subsidiaries, net of taxes	536.787	659.645	536.787	659.645
Reversion of profits on inventories for prior years			(659.645)	(685.996)
Capitalized interest	142.775	460.139	(35.892)	(38.188)
Absorption of unsecured liabilities of a subsidiary (*)	3.584.428	4.160.318	526.843	3.507.491
Other eliminations	150.462	405.755	(36.383)	38.805

According to the financial statements of the parent company	163.879.051	144.051.139	29.313.418	36.469.549

(*) In accordance with CVM Instruction 247/96, losses that are considered to be of a non permanent (temporary) nature on investments valued by the equity accounting method, whose invested companies do not present signs of stoppage or a need for financial support from the investor, must be limited to the amount of the investment by the parent company. Therefore, the unsecured liabilities (negative net equity) of certain subsidiaries did not influence Petrobras’ results and equity in the years ended December 31, 2009 and 2008, but generated an item for reconciliation between the Parent company’s financial statements and the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

3 Description of significant accounting policies

3.1 Functional currency

The Company’s functional currency, as established by management, is the Real.

The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the Parent Company are recorded in shareholders’ equity, as an accumulated translation adjustment and are transferred to the statement of income upon realization of the investments.

The income statements of invested companies in a stable economic environment with a functional currency different from the parent company are translated by the monthly average exchange rate, and the other items of shareholders’ equity are translated at the historic rate.

3.2 Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include: petroleum and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for contingent liabilities, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

3.3 Computation of income, and current and non-current assets and liabilities

Income, recognized on the accrual basis, includes income, charges and monetary or exchange gains and losses at official indices or rates, due on current and non-current assets and liabilities, including, when applicable, the effects of adjustments to present value of significant transactions, adjustments to market value or realization value, as well as the allowance for doubtful accounts recorded at a limit considered sufficient to cover possible losses on the realization of accounts receivable.

Revenue from the sale of products is recognized in the statement of income when the risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service.

3.4 Cash and cash equivalents

Cash and cash equivalents are represented by short-term investments of high liquidity which are readily convertible into cash, with maturity within three months or less of the date of acquisition.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

3.5 Marketable securities

The Company classifies marketable securities on initial recognition, based on Management’s strategies for these securities in the following categories:

• Securities for trading are stated at fair value. Interest, monetary updating and changes resulting from the valuation to fair value are recorded in the income statement when incurred.

• Securities available for sale are stated at fair value. Interest and monetary updating are recorded in the income statement, when incurred, while the changes resulting from valuation to fair value are recorded in equity valuation adjustments, in shareholders’ equity, and transferred to the income statement for the year, upon settlement.

• Securities held until maturity are stated at cost of acquisition, plus interest and monetary updating, which are recorded in the income statement when incurred.

3.6 Inventories

Inventories are presented as follows:

• Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the costs for importing and production, adjusted, when applicable, to their realization value;

• Oil and alcohol products are stated at the average cost of refining or purchase, adjusted, when applicable, to their realization value;

• Materials and supplies are stated at the average purchase cost which does not exceed replacement cost. Imports in transit are stated at the identified cost and advances are stated at the amount effectively spent.

3.7 Corporate Investments

Investments in subsidiaries, jointly controlled subsidiaries and also in affiliated companies over which management has significant influence, and in other companies which are part of the same group or under common control, are valued by the equity accounting method.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

3.8 Property, plant and equipment

They are stated at the cost of acquisition, restated monetarily until December 31, 1995 for the companies headquartered in Brazil, and until fiscal year 2002 for the companies headquartered in Argentina, and the rights that have as objects tangible assets intended for the maintenance of the Company’s activities, resulting from transactions that transfer the benefits, risks and control of these assets, are stated at fair value or, if lower, by the present value of the minimum payments of the contract.

The equipment and facilities for petroleum and gas production, related to the respective developed wells are depreciated according to the monthly volume of production in relation to the proven and developed reserves of each producing field. The straight line method is used for assets with a useful life shorter than the life of the field or for assets that are linked to fields in various stages of production. Other equipment and assets not related to petroleum and gas production are depreciated by the straight line method according to their estimated useful life.

Expenditure on exploration and development of petroleum and gas production is recorded according to the successful efforts method. This method establishes that the development costs of the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs should be considered expenses for the period in which they occur and the cost of dry exploration wells and the costs linked to noncommercial reserves should be recorded in the income statement when they are identified as such.

Capitalized costs are depreciated using the unit of production method in relation to the proven, developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers according to international standards and are reviewed annually or when there are indications of material changes.

Material expenses incurred with maintenance of the industrial units and ships, which include spare parts, dismantling and assembly services, amongst others, are recorded in property, plant and equipment. These stoppages occur in programmed periods, on average every four years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

3.9 Intangible assets

They are stated at the cost of acquisition, less accumulated amortization and impairment. They comprise rights and concessions that include, mainly, the signing bonus paid for obtaining concessions for exploration of petroleum or natural gas, in addition to trademarks and patents, software and goodwill for expectations of future profitability resulting from acquisition of a controlling interest (subsidiaries and jointly controlled subsidiaries). Goodwill resulting from acquisition of an interest in affiliated companies is presented in the investment. As from 2009, this goodwill is no longer amortized and is subject to impairment testing. The effect of this amortization in 2008 was R$ 247.972 in the Parent Company and R$ 340.163 in Consolidated.

The signing bonuses are amortized by the unit of production method in relation to the total proven reserves, while the other intangible assets are amortized on a straight line basis according to their estimated useful life.

3.10 Deferred charges

The Company maintained the balance of deferred assets as of December 31, 2008, which will continue to be amortized in up to 10 years, subject to testing for reduction to recoverable value of assets (impairment), in conformity with the Law 11.941/09.

3.11 Decrease to recoverable value - Impairment

The Company values the items of property, plant and equipment, of intangible assets with a definite useful life and of deferred charges when there are indications they will not recover their book values. The assets that have an indefinite useful life, such an as goodwill for expectations of future profitability, are tested for impairment annually, regardless of whether there are indications of impairment or not.

When applying the impairment test to the recoverable value of assets, the carrying value of an asset or a cash generating unit is compared with its recoverable value. The recoverable value is the higher value between the net sales value of an asset and its value in use. Considering the particularities of the Company’s assets, the recoverable value used for evaluation of the impairment test to recoverable value is the value in use, except when specifically indicated.

This use value is estimated based on the present value of future cash flows, resulting from the company’s best estimates. The cash flows resulting from continuous use of the related assets are adjusted by the specific risks and use the pre-tax discount rate. This rate is derived from the structured post-tax rate in the weighted average cost of capital (WACC). The main assumptions for the cash flows are: prices based on the last strategic plan published, production curves associated with existing products in the Company’s portfolio, market operating costs and investments needed for carrying out the projects.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

These evaluations are performed at the lowest level of assets for which there are identifiable cash flows. Assets linked to the exploration and development of petroleum and gas are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Reversal of previously recognized losses is permitted, except in relation to the reduction in the value of goodwill for expectations of future profitability.

3.12 Loans and financing

They are initially recognized at fair value less transaction costs incurred and, after initial recognition, are stated at amortized cost using the effective interest rate method.

3.13 Contracts with transfer of benefits, risks and control of assets

The Company records the rights that have as their objects tangible assets intended for the maintenance of the Company’s activities resulting from operations that transferred the benefits, risks and control of these assets, as well as their correlated liability, in its property, plant and equipment at their fair value or, if lower, at the present value of the minimum payments of the contract.

3.14 Abandonment of wells and dismantling of the areas

The future liability for abandonment of wells and dismantling the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field, as part of the costs of the related assets (property, plant and equipment) as a balancing item to the provision recorded in the liabilities that will bear these expenses.

3.15 Derivative financial instruments and hedge operations

All the derivative instruments were recognized in the Company’s balance sheet, both in assets and in liabilities, and are stated at fair value.

In the operations with derivatives, for hedge against variations in the prices of oil and oil products and currency, the gains and losses resulting from the changes in fair value are recorded in the financial results.

For cash flow hedges, the gains and losses resulting from the changes in their fair value are recorded in equity valuation adjustments, in shareholders’ equity, until their settlement.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

3.16 Income tax and social contribution

These taxes are calculated and recorded based on the effective rates in force on the date of preparation of the financial statements. Deferred taxes are recognized as a result of temporary differences, tax loss carry forwards and negative basis of social contribution, when applicable.

3.17 Employee benefits

The actuarial commitments with pension and retirement plans and health-care plans are provisioned for in accordance with CVM Resolution 371/00, based on an actuarial calculation prepared annually by an independent actuary, in accordance with the projected credit unit method, net of the guarantor assets of the plan, when applicable, and the costs referring to the increase in the present amount of the liability, resulting from the service provided by the employee, recognized during the employees’ time of service.

The projected credit unit method considers each period of service as a generating fact for an additional unit of benefit, which are accumulated for the computation of the final obligation. Additionally, other actuarial assumptions are used, such as estimates of the evolution of costs with health care benefits, biological and economic hypotheses and, also, past data on expenses incurred and contributions from employees.

The actuarial gains and losses resulting from adjustments based on experience and on changes in the actuarial assumptions are included or excluded, respectively, when determining the net actuarial commitment and are amortized over the average period of service remaining for the active employees.

The Company also contributes to the national pension and social security plans of international subsidiaries, whose percentages are based on the payroll, and these contributions are taken to the income statement when incurred.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

3.18 Government subsidies and assistance

Government subsidies for investments, received as from January 1, 2008, are recognized as revenue throughout the period, compared with the expenses that it intends to offset on a systematic basis, and are applied in Petrobras in the following manner:

• Subsidies with re-investments: in the same proportion as the depreciation of the asset, and

• Direct subsidies related to the operating profit: directly in the results.

The amounts allocated in the results will be distributed to the tax incentive reserve, in shareholders’ equity.

The balances of the capital reserves referring to donations and subsidies for investments at December 31, 2007 were held in shareholders’ equity until their total use, as established in Law 6.404/76.

3.19 Revaluation reserve

The Company maintained the balance of the revaluation reserves as of December 31, 2007 until their total realization, in conformity with Law 11.638/07.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

4 Cash and cash equivalents

	Consolidated		Parent Company

	2009	2008	2009	2008

Cash and banks	2.749.353	2.622.270	645.862	394.220
Financial investments
- In Brazil
Exclusive investment funds:
.Exchange
.Interbank deposit	10.636.809	1.454.268	8.428.509	7.696
.Government bonds	6.992.964	3.492.197
.Credit rights			3.442.384	6.338.839
Financial investment funds:
.Exchange	4.008	2.223
.Interbank deposit	1.283.825	1.685.713
Others	205.568	237.519	114.085	85.247

	19.123.174	6.871.920	11.984.978	6.431.782

- Abroad
. Time deposit	5.380.969	4.005.280	3.950.737	3.989.814
. Fixed interest security	1.542.218	2.389.126	216.536	452.498

	6.923.187	6.394.406	4.167.273	4.442.312

Total financial investments	26.046.361	13.266.326	16.152.251	10.874.094

Total cash and cash equivalents	28.795.714	15.888.596	16.798.113	11.268.314

The interest earning bank deposits in Brazil have immediate liquidity and comprise quotas in exclusive funds, whose proceeds are invested in federal government bonds and derivative operations, executed by the managers of the funds, with US dollar futures contracts and interbank deposits (DI) guaranteed by the Brazilian Futures and Commodities Exchange (BM&F). The exclusive funds do not have material financial obligations and are limited to the obligations of daily adjustments of the positions on the BM&F, audit services, service fees related to the custody of assets and execution of financial operations and other administrative expenses. Financial investment balances are recorded at cost, plus accrued income, which is recognized proportionally up to the balance sheet date at amounts not exceeding their respective market values.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

At December 31, 2009, the Parent company had amounts invested in the Petrobras System’s nonstandard credit investment fund (FIDC-NP). This investment fund is intended predominantly for acquiring performing and/or non-performing credit rights from operations carried out by companies of the Petrobras System, and aims at optimizing the financial management of the cash of the Parent company and its subsidiaries. The assignments of credit rights recorded in the Current liabilities of the Parent Company in the amount of R$ 14.318.379 (R$ 5.764.529 in 2008) were offset in the Consolidated statements with the amounts invested in the FIDC-NP. The investments in government bonds in the FIDC-NP are recorded under Cash and cash equivalents (Consolidated) according to their respective realization terms.

At December 31, 2009 and 2008, the Company and its subsidiaries PifCo and Brasoil had amounts invested abroad in an investment fund that held, amongst others, debt securities of companies of the Petrobras System and a specific purpose entity related to the Company’s projects, mainly the CLEP, Malhas and Marlim Leste (P-53) and Gasene projects, equivalent to R$ 12.724.142 (R$ 11.595.171 at December 31, 2008). These amounts refer to the consolidated companies and were offset against the balance of financing in current and non-current liabilities.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

5 Trade accounts receivable, net

	Consolidated		Parent Company

	2009	2008	2009	2008

Trade accounts receivable
Third parties	15.040.474	14.273.886	2.187.257	3.550.726
Related parties (Note 6.1)	1.125.436	1.198.572	56.973.820	103.132.236	(*)
Other	3.646.082	3.571.698	3.731.629	2.604.744

	19.811.992	19.044.156	62.892.706	109.287.706

Less: allowance for doubtful accounts	(2.542.302)	(2.813.902)	(306.110)	(291.265)

	17.269.690	16.230.254	62.586.596	108.996.441

Less: non-current trade accounts receivable, net	(3.285.420)	(1.326.522)	(49.742.215)	(91.626.391)

Short-term accounts receivable, net	13.984.270	14.903.732	12.844.381	17.370.050

(*)Does not include the balances of the dividends receivable of R$ 2.508.981 as of December 31, 2009 (R$ 987.986 as of December 31, 2008), reimbursements receivable of R$ 1.511.022 as of December 31, 2009 (R$ 1.143.898 as of December 31, 2008) and Credit Assignment Investment Fund of R$ 4.678.719 at December 31, 2009 (R$ 5.816.275 at December 31, 2008).

Change in allowance for doubtful accounts	Consolidated		Parent Company

	2009	2008	2009	2008

Balance at January 1	2.813.902	2.287.957	291.265	202.692
Additions (*)	246.126	561.942	36.909	99.315
Write-offs (*)	(517.726)	(35.997)	(22.064)	(10.742)

Balance at December 31	2.542.302	2.813.902	306.110	291.265

Current	1.545.853	1.499.770	306.110	291.265
Non-current	996.449	1.314.132

(*) Includes exchange variation gain on the allowance for doubtful accounts recorded in companies abroad.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

6 Related party transactions

Petrobras carries out commercial transactions with its subsidiaries and special purpose entities at market prices under market conditions. The transactions for the purchase of oil and oil products carried out by Petrobras with its subsidiary PifCo have longer settlement terms due to the fact that PifCo is a subsidiary created for this purpose, with the levying of the due charges in the period. The passing on of prepayments for exports is carried out at the same rates as those obtained by the subsidiary. Intercompany loans are made in accordance with market conditions and applicable legislation.

At December 31, 2009 and 2008, losses were not expected on the realization of these accounts receivable.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

6.1 Assets

	PARENT COMPANY

	CURRENT ASSETS			NON-CURRENT ASSETS

	Accounts receivable, mainly for sales	Cash and cash equivalents and securities	Dividends receivable	Advance for future capital increase	Amounts related to construction of gas pipeline	Loans	Other operations	Reimbursement receivable	TOTAL ASSETS

SUBSIDIARIES (*)

Petroquisa	11.150		138.877						150.027
BR Distribuidora	1.277.777		555.809			206.289			2.039.875
Gaspetro	1.014.910		346.497	3	973.404	14.617			2.349.431
PifCo	2.691.559					13.689.388	3.523		16.384.470
PNBV	10.976			8.562			6.712		26.250
Downstream	94.027					223.917			317.944
Transpetro	301.890		342.904						644.794
PIB-BV Netherlands	209.365						63.924		273.289
Brasoil	10.098					33.259.866	3.699		33.273.663
BOC						219.608	265		219.873
Exclusive real estate investment fund	19.288			135.962					155.250
Petrobras Comercializadora Energia Ltda	35.522		157.406						192.928
Petrobras Biocombustível S.A.	43.350			45.000					88.350
Marlim Participações S.A			22.889						22.889
Thermoelectric power plants	146.414		443.434	92.381		223.398			905.627
Refinaria Abreu e Lima	201.894		3						201.897
Cia Locadora de Equipamentos Petrolíferos			493.372						493.372
Other subsidiaries	5.130		7.790	3.900			14		16.834

	6.073.350		2.508.981	285.808	973.404	47.837.083	78.137		57.756.763
SPECIFIC PURPOSE ENTITIES

Nova Transportadora do Nordeste - NTN	480.798							71.236	552.034
Nova Transportadora do Sudeste - NTS	467.821							34.623	502.444
Transportadora Urucu Manaus - TUM	340.728								340.728
PDET Off Shore								1.151.729	1.151.729
Cayman Cabiúnas Investment								253.306	253.306
Transportadora Gasene S.A	55.552								55.552
Credit Rights Investment Fund (**)	(481.231)	5.159.950							4.678.719
Other SPEs								128	128

	863.668	5.159.950						1.511.022	7.534.640
AFFILIATED COMPANIES	371.841			9.299					381.140

12/31/2009	7.308.859	5.159.950	2.508.981	295.107	973.404	47.837.083	78.137	1.511.022	65.672.543
12/31/2008	11.437.671	6.338.839	987.986	500.530	907.862	89.550.219	130.731	1.143.898	110.997.737

(*) Includes its subsidiaries and jointly controlled subsidiaries
(**)Composed of (R$ 837.621) in assigned / performed receivables and R$ 356.390 in prepaid expenses.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

Interest rates for active loans

Index	12.31.2009	12.31.2008

TJLP + 5% p.a.	49.432	54.587
LIBOR + 1 to 3% p.a.	44.797.544	88.577.145
1.70% p.a.	223.917	415.665
101% of CDI	171.474	240.780
14.5% p.a.	77.175	85.658
IGPM + 6% p.a.	146.223	176.384
Other rates	2.371.318	-

	47.837.083	89.550.219

Bolivia-Brazil gas pipeline

The section of the Bolivia-Brazil gas pipeline in Bolivia is the property of the company Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

A US$ 350 million turnkey contract for the construction of the Bolivian section of the pipeline was entered into with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which was subsequently passed on to GTB, and it is being paid off in the form of transport services over 12 years, since January 2000.

At December 31, 2009 the balance of the rights to future transport services, on account of costs already incurred in the construction up to that date, plus interest of 10,7% p.a., is R$ 338.558 (R$ 560.369 at December 31, 2008 ), of which R$ 231.045 is classified in long term receivables as an advance to suppliers (R$ 416.745 at December 31, 2008), which includes the amount of R$ 101.912 (R$ 141.530 at December 31, 2008) related to the acquisition in advance of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a subsidiary of Gaspetro. At December 31, 2009, Petrobras’ total receivable from TBG for management, forwarding of costs and financing related to the construction of the gas pipeline and the acquisition in advance of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO) was R$ 973.404 (R$ 907.862 at December 31, 2008), and is classified under long-term assets as accounts receivable, net.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

6.2 Liabilities

	PARENT COMPANY

	CURRENT LIABILITIES						NON-CURRENT LIABILITIES

	Suppliers, mainly for purchases of oil and oil products	Advances from clients	Affreightment of Platforms	Contractual commitments with transfer of benefits, risks and control of assets	Assigned receivables flow - FIDC	Other operations	Contractual commitments with transfer of benefits, risks and control of assets	Loans	Other operations	TOTAL LIABILITIES

SUBSIDIARIES (*)

Petroquisa	(31.090)	(17)				(27)				(31.134)
BR Distribuidora	(186.401)	(5.478)							(396.809)	(588.688)
Gaspetro	(347.798)	(284.018)								(631.816)
PifCo	(27.431.533)	(441.576)							(458.771)	(28.331.880)
PNBV	(77.384)		(1.362.038)							(1.439.422)
Downstream	(167.268)									(167.268)
Transpetro	(780.743)					(50)				(780.793)
PIB-BV Netherlands	(302.843)	(11.347)				(5)				(314.195)
Brasoil	(7.718)		(32.080)							(39.798)
Thermoelectric power plants	(251.048)			(28.509)			(582.704)			(862.261)
Marlim Participações S.A				(374.245)			(276.574)			(650.819)
Petrobras Biocombustível S.A.	(36.270)	(3.805)								(40.075)
Cia Locadora de Equipamentos Petrolíferos				(1.629.700)			(2.144.678)			(3.774.378)
Other subsidiaries	(5.372)	(32)				(2)	(157.406)			(162.812)

	(29.625.468)	(746.273)	(1.394.118)	(2.032.454)		(84)	(3.161.362)		(855.580)	(37.815.339)
SPECIFIC PURPOSE ENTITIES

PDET Offshore				(129.158)		(138.943)	(1.503.792)			(1.771.893)
Nova Transportadora do Nordeste - NTN				(168.978)			(1.188.539)			(1.357.517)
Nova Transportadora do Sudeste - NTS				(138.314)			(1.121.059)			(1.259.373)
Cayman Cabiunas Investment Co.				(145.278)						(145.278)
Charter Development LLC				(367.211)			(2.766.101)			(3.133.312)
Barracuda Caratinga Leasing Co BV				(355.949)						(355.949)
Gasene Participações S/A				(164.740)			(1.163.017)			(1.327.757)
Credit Rights Investment Fund					(14.318.379)					(14.318.379)
Other SPEs

				(1.469.628)	(14.318.379)	(138.943)	(7.742.508)			(23.669.458)
AFFILIATED COMPANIES	(97.866)	(5.443)						(49.359)		(152.668)

12/31/2009	(29.723.334)	(751.716)	(1.394.118)	(3.502.082)	(14.318.379)	(139.027)	(10.903.870)	(49.359)	(855.580)	(61.637.465)
12/31/2008	(56.782.638)	(3.567.680)	(1.433.066)	(5.068.182)	(5.764.529)	(212.371)	(12.654.967)	(46.261)	(1.054.267)	(86.583.961)

(*) Includes its subsidiaries and jointly controlled subsidiaries

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

6.3 Results

	Parent Company

	Results

	Operating income, mainly from sales	Net financial income (expenses)	Exchange and monetary variations, net	TOTAL RESULTS

SUBSIDIARIES (*)
Petroquisa	241.620		504	242.124
BR Distribuidora	50.783.027	(11.687)	14.151	50.785.491
Gaspetro	4.122.886	(14.773)	(201.478)	3.906.635
PifCo	18.010.028	(502.798)	156.768	17.663.998
PNBV		(469)	477.729	477.260
Downstream	3.056.297	4.979	(98.452)	2.962.824
Transpetro	450.059		12.771	462.830
PIB-BV Netherlands	65.825		(4.710)	61.115
Brasoil		1.442.806	(9.209.120)	(7.766.314)
BOC		17.891	(99.835)	(81.944)
Petrobras Comercializadora Energia Ltda	237.298		1.251	238.549
Thermoelectric power plants	68.341	(82.065)	19.377	5.653
Marlim Participações S.A		(99.298)		(99.298)
Cia Locadora de Equipamentos Petrolíferos		(492.921)		(492.921)
Refinaria Abreu e Lima	199.129			199.129
Petrobras Biocombustível	74.505		(428)	74.077
Other subsidiaries	104.471			104.471

	77.413.486	261.665	(8.931.472)	68.743.679
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN	66.122	(115.482)	418.694	369.334
Nova Transportadora do Sudeste - NTS	13.469	78.186	481.042	572.697
Transportadora Urucu Manaus - TUM	160.536			160.536
PDET Offshore		17.644		17.644
Charter Development LLC		(36.844)	1.088.294	1.051.450
Cayman Cabiunas Investment Co.		(19.976)	81.703	61.727
Gasene Participações S/A		(64.885)		(64.885)
Transportadora Gasene	103.887			103.887
Barracuda & Caratinga Leasing		576	261.503	262.079
Credit Rights Investment Fund		1.397.066		1.397.066
Other SPEs		(1.018)	951	(67)

	344.014	1.255.267	2.332.187	3.931.468

AFFILIATED COMPANIES	8.142.351	(3.080)	(3.420)	8.135.851

12/31/2009	85.899.851	1.513.852	(6.602.705)	80.810.998
12/31/2008	92.610.715	(931.553)	8.187.668	99.866.830

(*) Includes its subsidiaries and jointly controlled subsidiaries

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

6.4 Guarantees obtained and granted

Petrobras has a policy of granting guarantees to its subsidiaries for certain financial operations carried out abroad.

The guarantees offered by Petrobras are made based on contractual clauses that support the financial operations between the subsidiaries and third parties, guaranteeing the purchase of the debt in the event of default on the part of the subsidiaries and parent companys.

At December 31, 2009 and 2008, the financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

Date of maturity of operations	12/31/2009							12/31/2008

	Brasoil	PNBV	PifCo	PIB-BV	Ref. Abreu e Lima	TAG	Total	Total

2009								2.068.245
2010	54.248	1.384.254	3.177.690	311.021			4.927.213	1.004.429
2011		882.266	420.239				1.302.505	1.684.860
2012		703.445	1.915.320	87.060			2.705.825	1.103.064
2013		148.002	651.576				799.578	1.073.176
2014		553.702	1.316.427	174.120			2.044.249	2.645.169
2015 onwards		3.941.743	19.907.110	522.360	9.071.997	5.228.551	38.671.761	16.679.469

	54.248	7.613.412	27.388.362	1.094.561	9.071.997	5.228.551	50.451.131	26.258.411

In conformity with Decree 4.543/2002, which established the special customs regime for exporting and importing assets intended for research activities and exploitation of oil and natural gas deposits (REPETRO), Petrobras has been importing and exporting equipment and material under this regime. The benefit of these operations made via Repetro is the temporary suspension of federal taxes for the period in which the aforementioned materials and equipment remain in Brazil. An appropriate surety, signed by third parties, as a way of guaranteeing the payment of the suspended taxes, is required.

The appropriate sureties are being granted by Petrobras Distribuidora S/A (BR) and Petrobras Gás S/A (Gaspetro) and the remuneration charged is fixed at 0,30% p.a. on the amount of federal taxes that are suspended.

At December 31, 2009 and 2008, the annual expenses incurred by Petrobras for obtaining the appropriate sureties were:

	12.31.2009	12.31.2008

BR	20.100	21.582
Gaspetro	9.779	1.297

Total	29.879	22.879

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

6.5 Transactions with Government Entities and Pension Funds

The Company is controlled by the Federal Government and carries out various transactions with government entities in the normal course of its operations.

Significant transactions with government entities and a pension fund resulted in the following balances:

	Consolidated

	2009		2008

	Assets	Liabilities	Assets	Liabilities

Petros (Pension fund)		523.284		479.581
Banco do Brasil S.A.	1.484.332	7.294.305	750.798	5.100.281
BNDES	1.085	34.928.827		10.726.041
Caixa Econômica Federal	571	3.952.649	1.669	3.617.670
Fed Gov - Prop. dividends & interest on shareholders' capital		562.575		3.193.964
Deposits tied to legal proceedings (CEF and BB)	1.716.089	62.936	1.581.541	82.489
Petroleum and alcohol account - Federal government credits	816.714		809.673
Government bonds	11.560.978		7.412.913
National Agency for Petroleum, National Gas and Biofuels		1.321.702
Others	592.348	510.580	730.158	589.065

	16.172.117	49.156.858	11.286.752	23.789.091

Current	8.966.386	5.816.578	4.782.062	7.366.018
Non-current	7.205.731	43.340.280	6.504.690	16.423.073

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

The balances are classified in the Balance Sheet as follows:

	Consolidated

	2009		2008

	Assets	Liabilities	Assets	Liabilities

Assets
Current assets:	8.966.386		4.782.062

Cash and cash equivalents	8.368.789		4.168.488
Trade accounts receivable, net	74.409		62.305
Other current assets	523.188		551.269

Non-current assets:	7.205.731		6.504.690

Petroleum and alcohol account - STN	816.714		809.673
Deposits in court	1.716.089		1.580.435
Marketable securities	4.582.648		3.941.889
Other long-term assets realized	90.280		172.693

Liabilities
Current liabilities:		5.816.578		7.366.018

Financing		2.835.604		2.617.666
Proposed dividends		691.017		3.949.365
Other current liabilities		2.289.957		798.987

Non-current liabilities:		43.340.280		16.423.073

Financing		43.209.637		16.278.387
Other non-current liabilities		130.643		144.686

	16.172.117	49.156.858	11.286.752	23.789.091

6.6 Remuneration of officers and employees of the Parent company (expressed in reais)

The Petrobras Plan for Positions and Salaries and for Benefits and Advantages and the specific legislation establish the criteria for all the remunerations attributed by the Company to its officers and employees.

In fiscal year 2009, the highest and lowest remunerations attributed to employees occupying permanent positions, with respect to December, were R$ 55.747,18 and R$ 1.647,17 (R$ 51.708,73 and R$ 1.539,43 at December 31, 2008), respectively. The average remuneration in fiscal year 2009 was R$ 8.638,66 (R$ 7.916,16 at December 31, 2008).

With respect to the Company’s officers, the highest remuneration in 2009, using December as a base, was R$ 59.465,04 (R$ 59.465,04 at December 31, 2008).

The total remuneration for short-term benefits for the Company’s management during fiscal year 2009 was R$ 7.099.271,81 (R$ 6.812.072,23 at December 31, 2008), referring to seven officers and nine board members.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

7 Inventories

	Consolidated		Parent Company

	2009	2008	2009	2008

Products:
Oil products (*)	5.751.330	5.587.327	4.051.752	3.993.002
Alcohol (*)	656.812	598.382	237.196	281.180

	6.408.142	6.185.709	4.288.948	4.274.182

Raw materials, mainly crude oil (*)	9.724.691	8.363.429	7.260.937	5.297.904
Maintenance materials and supplies (*)	3.295.077	3.362.265	2.880.019	2.865.459
Advances to suppliers	1.930.273	1.654.610	1.891.459	1.609.257
Others	247.086	715.087	32.844	105.096

Total	21.605.269	20.281.100	16.354.207	14.151.898

Current	21.424.651	19.977.171	16.186.906	13.847.969
Non-current	180.618	303.929	167.301	303.929

(*) Includes imports in transit.

8 Petroleum and alcohol accounts - STN

In order to settle accounts with the Federal Government pursuant to Provisional Measure 2.181, of August 24, 2001, after providing all the information required by the National Treasury Department (STN), Petrobras is seeking to settle the remaining differences between the parties.

At December 31, 2009, the balance of the account was R$ 816.714 and this can be settled up by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

9 Marketable securities

	Consolidated		Parent Company

	2009	2008	2009	2008

Available for sale	4.467.830	3.773.133	4.171.047	3.589.343
Trading		132.178
Held until maturity	294.953	449.720	1.726.339	8.419

	4.762.783	4.355.031	5.897.386	3.597.762

Less: current portion of securities	123.824	288.751	1.717.566

Non-current portion of securities	4.638.959	4.066.280	4.179.820	3.597.762

The securities, classified as long-term, are composed as follows:

	Consolidated		Parent Company

	2009	2008	2009	2008

NTN-B	4.380.432	3.778.198	4.167.049	3.589.343
B Certificates	26.660	119.032
Others	231.867	169.050	12.771	8.419

	4.638.959	4.066.280	4.179.820	3.597.762

The Series B National Treasury Notes (NTN-B) were given as a guarantee to Petros, on October 23, 2008, after signing the financial commitment agreement entered into between Petrobras and subsidiaries that are sponsors of the Petros Plan, unions and Petros, for settling obligations with the pension plan. The face value of the NTN-B is indexed to the variation of the Amplified Consumer Price Index (IPCA). The coupon interest will be paid half-yearly at the rate of 6% p.a. on the updated nominal value of these papers and their maturities are in 2024 and 2035.

The B certificates were received by Brasoil on account of the sale of platforms in 2000 and 2001, with half-yearly maturities until 2011 and yielding interest equivalent to Libor plus 0,70% p.a. to 4,25% p.a.

At December 31, 2009, the Parent company had resources invested in a non standard credit assignment investment fund (FIDC-NP), related to non-performing credit rights of its operating activities in the amount of R$ 1.717.566.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

10 Project financing

Petrobras carries out projects jointly with Brazilian and international financial agents and with companies in the petroleum and energy sector for the purpose of making feasible the investments needed in the business areas in which the Company operates.

10.1 Specific purpose entities

The project financing is made feasible through specific purpose companies (SPE), whose activities are, in essence, controlled by Petrobras through contractual commitments with the transfer of assumed benefits, risks and controls and upon the termination of each contract the Company has the right to exercise its option for purchase of the assets or the total common shares of the SPEs.

a) Projects with assets in operation

The assets and liabilities originating from these contractual commitments are recognized in the individual financial statements of Petrobras as from the entry into operation of these assets and they are inserted in notes 13.1 (1) and 16, respectively.

Project	Description	Main guarantees

Barracuda and Caratinga
To make the development of the production of the Barracuda and Caratinga fields, in the Campos Basin viable. The SPE, Barracuda e Caratinga Leasing Company B.V. (BCLC) is responsible for setting up all the assets (wells, submarine equipment and production units) required for the project. It is also the owner of them.
Guarantee provided by Brasoil to cover BCLC's financial needs.

PDET
PDET Offshore S.A. is the owner of the project's assets and its purpose is to improve the infrastructure for transfer of the oil produced in the Campos Basin to the refineries in the Southeast Region and for export. These assets have been leased to Petrobras until 2019.
All the project's assets

Malhas
A consortium between Transpetro, Transportadora Associada de Gás (TAG), formerly TNS, Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to the consortium through building assets related to the transport of natural gas. TAG (a company fully owned by Gaspetro) provides assets already built previously. Transpetro contributes as operator of the gas pipelines.
Prepayments based on transport capacity to cover any eventual consortium cash shortages.

Cabiúnas
Project with the purpose of increasing the transport capacity for the Campos Basin gas production. Cayman Cabiunas Investment Co. Ltd. (CCIC) provides the assets to Petrobras under an international lease agreement.
Pledge of 10,4 billion m3 of gas.

Gasene
Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines for transport of natural gas with a total length of 1,4 thousand kilometers and a transport capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in the state of Bahia. The first segment of the Gasene project, the Cabiúnas-Vitória gas pipeline, entered into operation on November 10, 2008. The second segment of the Cacimbas-Catu gas pipeline is in the construction stage.
Pledge of credit rights. Pledge of the shares of the SPE.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

Project	Description	Main guarantees

Marlim Leste (P-53)
To develop the production of the Marlim Leste field, Petrobras will use a stationary production unit, P-53, which will be chartered from Charter Development LLC. The bare boat charter agreement, executed in November 2009, will be valid for a period of 15 years as from March 2010.
All the project's assets will be given in guarantee.

Others (Albacora, Albacora/Petros and PCGC)		Ownership of the assets or payment of an additional lease in the event the revenue is not sufficient to meet obligations with financiers.

b) Project financing in progress

The assets originating from project financing in progress will be recorded in the property, plant and equipment of the subsidiary when these assets enter into operation and they are inserted in note 13 of the consolidated statements of Petrobras.

Project	Description	Main guarantees

Amazônia US$ 2,1 billion (*)
Construction of 385 km of gas pipeline between Coari and Manaus, and 285 km of LPG pipeline between Urucu and Coari, both of which are under the responsibility of Transportadora Urucu Manaus S.A.; and the construction of a 488 MW thermal electric power station through Companhia de Geração Termelétrica Manauara S.A.
Pledge of credit rights. Pledge of the shares of the SPE.

Mexilhão US$ 756 million (*)
Construction of a platform (PMXL-1) for production of natural gas in the Mexilhão and Cedro fields in the Santos Basin, which will be held by Companhia Mexilhão do Brasil (CMB), which will be responsible for obtaining the funds needed to build the platform. After it has been built, PMXL-1will be leased to Petrobras, which holds the concession for exploration and production in the aforementioned fields.
Pledge of credit rights. Pledge of the shares of the SPE.

Modernization of Revap US$ 1,65 billion (*)
The objective of this project is to increase the heavy oil processing capacity of the Henrique Lage Refinery (Revap), bringing the diesel it produces into line with new Brazilian specifications and reducing pollution emission levels. To do this, the SPE, Cia. de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) was created, which will build and lease to Petrobras a delayed coking plant, a coke naphtha hydro- treatment unit and the related units to be installed in this refinery.
The Executive Committee authorized an additional payment of funds of US$ 450 million through issuing promissory notes, amounting to a total of US$ 750 million.
Prepayments of leasing to cover any eventual cash shortages of CDMPI.

(*) Estimated value of the investment in the project.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

c) Project concluded with the exercise of the purchase option

Project	Description	Main guarantees

Marlim

Consortium with Companhia Petrolífera Marlim (CPM), which provides Petrobras with the submarine equipment for petroleum production in the Marlim field.
On April 30, 2009, Petrobras exercised its option for purchase of the shares of MarlimPar (holding company of CPM) and replaced board members and officers. The delisting of shares of MarlimPar and CPM has been concluded.

70% of the production of the field limited to 720 days.

CLEP
Companhia Locadora de Equipamentos Petrolíferos (CLEP) provides for Petrobras' use, assets connected to the production of petroleum located in the Campos basin, through a lease contract with a term of 10 years.
On December 11, 2009 Petrobras exercised its option for purchase of the shares of CLEP and with the transfer of shares the officers of the company were replaced.
Lease prepayments, in the event the revenue is not sufficient to meet obligations with financiers.

NovaMarlim
Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which provides submarine equipment for petroleum production and reimburses operating costs arising from operating and maintaining the field assets through an advance already made to Petrobras. On December 30, 2009 Petrobras exercised the option for purchase of the total shares of Nova MarlimPar (holding company of NovaMarlim Petróleo).
30% of the production of the field limited to 720 days.

10.2 Reimbursements receivable and Ventures under negotiation

The balance of reimbursements receivable, net of advances received, referring to the costs incurred by Petrobras on account of projects already negotiated with third parties is presented in note 6.1.

The ventures under negotiation, which encompass the expenses already realized by Petrobras for which there are no defined partners, total R$ 752.107 at December 31, 2009 (R$ 895.395 at December 31, 2008).

These expenditures are recorded under long-term assets as structured financing in the individual statements of Petrobras and property, plant and equipment in the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

11 Deposits in court

The deposits in court are presented according to the nature of the corresponding lawsuits:

	Consolidated		Parent Company

	2009	2008	2009	2008

Labor	725.960	608.383	693.997	581.623
Tax (*)	888.324	895.430	661.620	659.053
Civil (*)	362.216	339.508	330.273	298.944
Others	12.188	9.771	4.897	2.758

Total	1.988.688	1.853.092	1.690.787	1.542.378

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

Other information

• Search and apprehension of ICMS/tax substitution considered not to be due.

In the period from 2000 to 2001, Petrobras was sued in the courts of the States of Goiás, Tocantins, Bahia, Pará, Maranhão and the Federal District by petrol distribution companies under the supposed allegation that it did not pass on to the state governments the tax on circulation of goods and services (ICMS) withheld by law on the sale of fuels.

Of the total amount of these lawsuits, approximately R$ 80.159 was effectively withdrawn from the Company’s accounts, through legal decisions of advance relief. On appeal, these judicial rulings of advance relief were annulled.

Petrobras, with the support of the state and federal authorities, in addition to succeeding in stopping the execution of other withdrawals, is making every possible effort to obtain reimbursement of the amounts that have been unduly withdrawn from its accounts.

The current position of our legal advisers is that there is no expectation of future disbursements for the Company under these proceedings.

• Other restricted deposits

The courts have blocked other amounts due to labor grievances that totaled R$ 49.987 at December 31, 2009 (R$ 34.767 at December 31, 2008), classified under non-current assets.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

12 Investments

12.1 Information on subsidiaries, jointly controlled subsidiaries and affiliated companies

	Subscribed capital as of December 31, 2009	Thousands of shares / quotas		Shareholders' equity (unsecured liabilities)	Net income (loss) for the year

		Common shares/quotas	Preferred shares

Jointly controlled subsidiaries
Petrobras Distribuidora S.A. - BR	5.153.048	42.853.453		7.867.901	1.461.661
Petrobras Gás S.A. - Gaspetro	4.874.834	2.536	633	6.520.379	1.391.811
Petrobras Netherlands B.V. - PNBV	2.443.702	9.385		4.119.287	2.111.588
Termorio S.A.	2.785.000	2.785.000		2.801.799	319.883
Petrobras Química S.A. - Petroquisa	2.180.677	13.508.637	12.978.886	2.600.217	225.809
Petrobras International Braspetro - PIB BV	3.212	2		(1.935.457)	(1.180.513)
Petrobras Transporte S.A. - Transpetro	1.716.880	1.716.880		1.900.155	399.807
Refinaria Abreu e Lima S.A.	1.168.241	1.168.241		1.743.339	575.098
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	826.976	180.000		1.511.991	37.417
Braspetro Oil Services Company - Brasoil	266.404	106.210		1.477.414	55.967
Comperj Petroquimicos Básicos S.A.	1.011.002	101.101		1.011.002
Termomacaé Ltda.	934.015	934.015	(*)	934.040	124.431
Downstream Participações Ltda.	630.000	630.000	(*)	931.610	769.325
FAFEN Energia S.A.	380.574	380.574		280.893	51.528
Sociedade Fluminense de Energia Ltda. - SFE	255.556	255.556	(*)	260.167	164.422
Termoceará Ltda.	275.226	275.226	(*)	236.332	35.578
Baixada Santista Energia Ltda.	262.136	262.136	(*)	227.427	(33.829)
Petrobras Comercializadora de Energia Ltda. - PBEN	216.852	216.852	(*)	226.462	165.835
Petrobras International Finance Company - PifCo	531.479	300.050		(209.441)	1.013.801
Comperj Poliolefinas S.A.	136.692	13.670		136.692
Comperj PET S.A.	129.618	12.963		129.618
Usina Termelétrica de Juiz de Fora S.A.	109.127	97.863		113.038
Braspetro Oil Company - BOC	89	50		(111.006)	178.641
Petrobras Biocombustível S.A.	192.010	19.201		100.048	(91.962)
Termobahia S.A.	311.752	52		59.012	32.361
Marlim Participações S. A.	56.314	56.314		58.373	24.094
Comperj MEG S.A.	39.933	3.994		39.933
Termomacaé Comercializadora de Energia Ltda	6.218	6.218	(*)	(35.388)	2.887
Comperj Estirênicos S.A.	31.933	3.194		31.933
Petrobras Negócios Eletrônicos S.A. - E-Petro	21.000	21.000		24.433	980
5283 Participações Ltda.		1.421.604	(*)	(400)	(82)
Fundo de Investimento Imobiliário RB Logística - FII	656	117.127	(*)	(261)	(439)
Cordoba Financial Services GmbH	94	1	(**)	32	(1.397)
Comperj Participações S.A.	1	1		1
Nova Marlim Participações S. A.		55.900			2.065

Affiliated companies
Termoaçu S.A.	699.737	1.254.233		709.300	6.832
UTE Norte Fluminense S.A.	481.432	481.432		601.091	141.176
Brasil PCH S.A.	109.032	94.188	14.844	145.336	19.416
Breitener Energética S.A.	160.000	160.000		129.607	(22.332)
Ibiritermo S.A.	7.649	7.652		109.128	33.240
Brasympe Energia S.A.	26.000	26.000		71.930	907
Participações em Complexos Bioenergéticos S.A. - PCBIOS	58.400	58.400		61.663	5.211
Cia Energética Manauara S.A.	44.077	45.000		48.893	17.670
Brentech Energia S.A.	25.901	25.901		13.439	(12.462)
Projetos de Transporte de Álcool S.A. - PMCC	11.000	12.000		9.499	(1.407)
GNL do Nordeste Ltda.	820	7.507	(*)	75	(71)
Refinaria de Petróleo Riograndense S.A.	15.296	5.158	10.138	51	37.730
Outras Empresas

Coligadas
Quattor Participações S.A.	2.202.111	238.654		1.265.317	(229.151)
UEG Araucária Ltda.	707.440	707.440	(*)	650.583	(10.543)
Energética Camaçari Muriçy I Ltda.	67.260	67.260	(*)	50.636	(16.624)
Arembepe Energia S.A.	45.218	45.218		32.381	(12.837)
Termoelétrica Potiguar S.A. - TEP	12.800	5.100		22.511	(4.789)
Energética SUAPE II	8.814	8.814		5.800	(3.014)
Companhia Energética Potiguar S.A.	7.632	1		2.629	(5.003)
Bioenergética Britarumã S.A.	110	110		110
* (Quotas)
** (Quantity of shares by units)

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

12.2 Description of the activities of the subsidiaries

a) Petrobras Química S.A. - Petroquisa

It holds interests in companies whose purpose is the manufacture, trading, distribution, transport, importing and exporting of products of the chemical and petrochemical industries and it provides technical and administrative services related to the abovementioned activities.

b) Petrobras Distribuidora S.A. - BR Distribuidora

It operates in the area of distribution, trading and further processing of products and byproducts of petroleum, alcohol, energy and other fuels.

c) Petrobras Gás S.A. - Gaspetro

It holds interests in companies that operate with the transport of natural gas, the transmission of data, voice and image signals through cable and radio telecommunications systems and it also provides technical services related to these activities. It also holds interests in a number of state gas distributors, exercising shared control, which are consolidated in proportion to its stake in the capital.

d) Petrobras Transporte S.A. - Transpetro

It carries out, either directly or through a subsidiary, operations for bulk transport and storage of oil and oil products and gas in general, through its own pipelines, terminals and vessels or those of third parties.

e) Downstream Participações Ltda.

It holds interests in companies that operate in the refining segment.

f) Petrobras International Finance Company - PifCo

It carries out trading activities for oil and oil products abroad; it intermediates the purchase and sale of oil and oil products and materials for companies of the Petrobras System and it raises funds abroad.

g) Petrobras Internacional Braspetro B.V. - PIB BV

It holds interests in companies that operate abroad with research, drilling, further processing, trading, transport, storage, importing and exporting of oil and oil products, as well as providing services and other activities related to the various segments of the oil industry.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

h) Braspetro Oil Services Company - Brasoil

Its corporate purpose is to provide services in all the areas of the oil industry, as well as in the trading of oil and oil products.

i) Petrobras Netherlands B.V. - PNBV

It operates, directly or through subsidiaries, in the purchase, sale, lease, renting or chartering of materials, equipment and platforms for oil and gas exploration and production.

j) 5283 Participações Ltda.

It is a Brazilian limited liability company with its headquarters in the city of Rio de Janeiro and its corporate purpose is to hold interests in the capital of other companies.

k) Petrobras Negócios Eletrônicos S.A. - E-PETRO

It holds interests in the capital of companies whose corporate purposes are activities carried out through the internet or electronic means.

l) Braspetro Oil Company - BOC

Its corporate purpose is to encourage research, drilling, further processing, trading, transport, storage, importing and exporting of oil and oil products, as well as providing services and other activities related to the various segments of the oil industry.

m) Fundo de Investimento Imobiliário RB Logística - FII

Its corporate purpose is to make feasible the construction of four administrative buildings in Macaé through issuing Real Estate Receivables Certificates through Rio Bravo Securitizadora S.A., that are pegged to leasing credit rights with Petrobras.

n) Thermoelectric power stations

• Termorio S.A.; FAFEN Energia S.A.; Baixada Santista Energia Ltda.; Termomacaé Ltda.; Sociedade Fluminense de Energia Ltda - SFE.; Termoceará Ltda.; Termobahia S.A.; Ibiritermo S.A.; and Usina Termelétrica de Juiz de Fora S.A.

The corporate purpose of this group of companies is the implementation and commercial exploitation of thermoelectric power stations, some of which have cogeneration processes and all of which are located in Brazil and use natural gas as a fuel for generating electric power.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

They are composed of thermoelectric power stations with an installed potential, or in the final stage of installation, of 3,4 GW (unaudited), and this capacity is sold through auctions of the Brazilian Electricity Regulatory Agency (ANEEL), agreements for selling power and exports.

o) Electric power traders

• Petrobras Comercializadora de Energia Ltda. - PBEN; and Termomacaé Comercializadora de Energia Ltda. - TMC

These traders centralize the management of the portfolio for purchase and sale of electric power of the Petrobras System and they are responsible for the sale of electric power of the generating assets of the Petrobras System and eventual purchase of electric power from the market.

p) Petrobras Biocombustível S.A.

Its corporate purpose is to develop the production of ethanol, biodiesel and any other correlated or similar products and the generation of electric power associated with its operations, and it may also exploit all these activities through holding interests in other companies, as well as encouraging the integration of various departments of the Company around the theme of biofuels.

q) Refinaria Abreu e Lima S.A.

It is a closely held joint stock company and its corporate purpose is the construction and operation of an oil refinery in Ipojuca in the state of Pernambuco, as well as refining, processing, trading, importing, exporting and transporting oil and oil products, correlated products and biofuels.

r) Cordoba Financial Services Gmbh - CFS

A limited liability company with its head office in Vienna, Austria and its corporate purpose is to hold interests in the capital of other companies in Austria and abroad. Cordoba is the sole shareholder of World Fund Financial Services (WFFS), a company established under the laws of the Cayman Islands, and its corporate purpose is to operate in banking and financial operations outside the Cayman Islands.

s) Companhia Locadora de Equipamentos Petrolíferos - CLEP

A closely-held joint stock company, with its headquarters in the city of Rio de Janeiro, whose purpose is the leasing of assets for exploration and production of petroleum and natural gas, including providing and contracting services related to the production of petroleum and all other related activities.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

t) Marlim Participações S.A.

Company, with its headquarters in the city of Rio de Janeiro, created exclusively to participate in the capital of Companhia Petrolífera Marlim (CPM). CPM, in turn, is a specific purpose entity created exclusively to participate in the Consortium formed with Petrobras and its object is to combine efforts and resources from the parties with the specific purpose of complementing the development of the production of the Marlim Field.

u) Nova Marlim Participações S.A.

A publicly-held company, with its headquarters in the city of Rio de Janeiro, created exclusively to participate in the capital of NovaMarlim Petróleo S.A. (NovaMarlim). NovaMarlim, in turn, was created exclusively to participate in a consortium formed with Petrobras and its object is to combine efforts and resources from the parties to optimize the complementing of the development of the production of the Marlim Field.

v) Petrochemical Complex of Rio de Janeiro - COMPERJ

The main purpose of the Petrochemical complex of Rio de Janeiro (Comperj) is to increase Brazilian production of petrochemical products, with the processing of around 150 thousand barrels per day of Brazilian heavy oil. The following companies were created for this purpose: Comperj Participações S.A. - a specific purpose entity, which will hold the interests of Petrobras in the producing companies of COMPERJ; Comperj Petroquímicos Básicos S.A. - a company producing basic petrochemicals; Comperj PET S.A. - a company producing PTA/PET; Comperj Estirênicos S.A. - a company producing styrene; Comperj MEG S.A. - a company producing glycol ethylene and ethylene oxide; and Comperj Poliolefinas S.A. - a company producing polyolephines (PP/PE).

12.3 Description of the activities of the jointly controlled subsidiaries

Petrobras exercises shared control over the thermoelectric power stations Termoaçu, UTE Norte Fluminense, Brentech, Brasympe Energia, Breitener Energética and Cia Energética Manauara; the biofuel companies PMCC and PCBIOS; and the regasification unit for liquefied natural gas, GNL do Nordeste, which were consolidated in the proportion of their shareholding interests in the capital, and over Brasil PCH which holds an interest in small hydroelectric power stations.

GNL do Nordeste is a regasification unit for liquefied natural gas to be built in the industrial and port complex of Suape, in Pernambuco, for the purpose of revaporization of LNG.

In addition to the thermoelectric power stations, Petrobras exercises shared control over Refinaria de Petróleo Riograndense, whose main activities are refining, processing, trading and importing oil and oil products.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

12.4 Change in investments

	Subsidiaries and Parent Company

	Petrobras Distribuidora	Petroquisa	Gaspetro	Transpetro	Brasoil	Downstream	PBEN	Termorio	FAFEN	PNBV	Baixada Santista	Termoceará	Termomacaé Ltda	SFE	Abreu e Lima Refinery	COMPERJ Petroquímicos	CLEP	Other subsidiaries	Jointly controlled subsidiaries	Affiliated companies	2009	2008

At beginning of year	7.139.945	1.656.090	4.088.640	1.832.850	1.421.878	168.835	242.996	2.811.810	219.073	2.882.200	198.512	200.754	832.509	183.279	474.859			977.418	728.859	660.547	26.721.054	22.565.831
Accumulated translation adjustments		(57)		(27.240)	(492.228)					(1.079.829)								1.189			(1.598.165)	424.985
Unrealised loss or gain Securities available for sale	47.956	32.907																			80.863	(81.796)
Unrealised loss or gain. Financial instruments				32.175																	32.175	(32.175)
Acquisition and paying in of capital	670.966	841.700	2.194.402								43.680				693.337	1.011.002	1.967.946	547.329	40.173	12.502	8.023.037	5.548.667
Equity accounting	1.432.411	208.454	1.391.823	444.269	(8.454)	752.681	165.691	309.164	61.820	2.069.954	(14.765)	35.578	101.910	164.459	574.971		37.417	34.600	24.342	(98.072)	7.688.253	2.088.728
Dividends	(1.645.096)	(138.877)	(1.154.517)	(433.065)			(182.422)	(319.175)					(473)	(87.598)	(3)		(493.372)	(141.531)	(16.285)		(4.612.414)	(1.567.526)
Write-off through capitalization																		(672.018)			(672.018)	(2.078.543)
Others	1.052																				1.052	(147.117)

At end of year	7.647.234	2.600.217	6.520.348	1.848.989	921.196	921.516	226.265	2.801.799	280.893	3.872.325	227.427	236.332	933.946	260.140	1.743.164	1.011.002	1.511.991	746.987	777.089	574.977	35.663.837	26.721.054

																					2009	2008

															Subsidiaries, jointly controlled subsidiaries and affiliated companies						35.663.837	26.721.054

															Other investments						148.948	150.279

															Goodwill and discount						(494.383)	1.435.614

															Total investments						35.318.402	28.306.947

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

12.5 Information as of December 31, 2009 on the jointly controlled subsidiaries included in the consolidation

	Direct jointly controlled subsidiaries											Indirect jointly controlled subsidiaries

	Termoaçu	UTE Norte Fluminense	GNL do Nordeste	PC BIOS	PMCC	Brentech	Brasil PCH	Brasympe Energia	Breitener Energética	CIA Energética Manauara	Refinaria de Petroleo Riograndense	Gas distributors	Other

Current assets	35.997	329.874	77	2.352	1.943	8.780	125.632	20.853	244.563	100.065	213.806	1.688.254	261.124
Long-term receivables	2.106			60.324		6.986	9.480	72.774	37.807	14.055	444	237.127	13.506
Investments						104						1.523	509
Property, plant and equipment	693.808	848.017			18	87.566	1.272.868	32.532	212.346	164.954	40.592	1.691.907	720.767
Intangible assets	1.322	1.184			8.047	12	132	6.024	132	222		13.773	4.212
Deferred charges	50.469					3.840	79.837		71.844	6.079		50.067	26.168

Current liabilities	74.402	235.126	2	1.013		78.159	128.410	17.301	282.601				197.043
Non-current liabilities		342.858			509	15.690	1.214.203	31.434	154.484	87.730	201.439	1.340.987	89.307
Shareholders' equity	709.300	601.091	75	61.663	9.499	13.439	145.336	71.930	129.607	148.752	53.353	277.935	739.557
Minority interest								11.518		48.893	51	2.063.729	379
	0	0	0	0	0	0	0	0	0	0
Net operating income	75.047	913.477	0			25.369	218.612	7.122	243.725	123.204	752.922	3.822.639	322.137
Net income for the year	6.832	141.176	(71)	5.211	(1.407)	(12.462)	19.416	907	(22.332)	123.204	37.730	425.559	17.346
Ownership percentage - %	76,87%	10,00%	50,00%	50,00%	33,33%	30,00%	42,33%	20,00%	30,00%	40,00%	33,20%	23,50% a 83,0%	33,00 a 72,00%

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

12.6 Information on affiliated companies

	2009				2008

	Interest in subscribed capital - %	Shareholders' equity	Net income for the year	Non-current assets	Non-current assets

Related to Petroquisa
Deten Química S.A.	27,88	247.230	132.877	149.689	180.589
NITROCLOR Produtos Químicos Ltda.	38,00	(129)	(342)	1.029	1.029
Braskem S.A.	25,34	4.753.948	917.228	15.327.925	15.224.158

				15.478.643	15.405.776

		2009			2008

	Interest in subscribed capital - %	Shareholders' equity	Net income for the year	Non-current assets	Non-current assets

Related to BR
CDGN - Companhia Distribuidora de Gás Natural	10,00	3.380	733	16.107	6.742
Brasil Supply S.A.	10,00	7.288	(2.050)	3.380	242

				19.487	6.984

		2009			2008

	Interest in subscribed capital - %	Shareholders' equity	Net income for the year	Non-current assets	Non-current assets

Related to Gaspetro
Transportadora Sulbrasileira de Gás S.A. - TSB	25,00	26.465	395	24.482	26.121
Companhia Pernambucana de Gás - COPERGAS	41,50	211.797	40.707	177.541	148.266

				202.023	174.387

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

12.7 Goodwill and discount

	Consolidated	Parent Company

Balance of goodwill/discount at 12/31/2008	944.448	1.435.613

Goodwill on incorporation of Triunfo for Braskem	16.608
Discount on acquisition of shares of Marlim Participações S.A.	(57.151)	(57.151)
Discount on the acquisition of shares of Nova Marlim	(1.017)	(1.017)
Discount on the acquisition of shares of CLEP	(1.877.946)	(1.877.946)
Amortization of discount	6.118	6.118
Transfer	(10.758)
Others (*)	243

Balance of the goodwill/discount at 12/31/2009	(979.456)	(494.383)

(*) Includes exchange variation on balances of companies abroad

In the parent company, the balance of the discount in the amount of R$ 2.188.032 is recorded in investments and in the consolidated statements the amount of R$ 53.875 is presented as deferred income in non-current liabilities.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

12.8 Investments in listed companies

We present below the investments in publicly-held companies with shares traded on the stock markets:

	Lot of a thousand shares			Quotation on stock exchange (R$ per share)		Market value R$

Company	2009	2008	Type	2009	2008	2009	2008

Subsidiaries
Pepsa (*)		1.249.717	ON		1,50		1.874.576
Petrobras Argentina (*)	678.396	229.729	ON	2,77	4,40	1.879.157	1.010.808

						1.879.157	2.885.384

Affiliated companies
Braskem	59.014	59.014	ON	12,44	5,57	734.134	328.708
Braskem	72.997	62.965	PNA	14,08	5,55	1.027.798	349.456
Quattor Petroquímica	51.111	51.111	PN	7,40	8,40	378.221	429.332

						2.140.153	1.107.496

(*) On January 1, 2009 Petrobras Energia Participaciones S.A. (Pepsa) was taken over by its subsidiary Petrobras Energia S.A. (Pesa), which changed its company name to Petrobras Argentina S.A.
Quotation for Pesa's shares on the Buenos Aires stock exchange.

The market value of these shares does not necessarily reflect the realizable value of a representative lot of shares.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

12.9 Other information

a) New investments abroad.

a.1) Acquisition of the entire Pasadena Refinery

In a decision handed down on April 10, 2009, in an arbitration process existing between Petrobras America Inc. (PAI) and others and Astra Oil Trading NV (ASTRA) and others, which was in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option exercised by ASTRA was confirmed as valid with respect to PAI and subsidiaries of the remaining 50% of the shares of ASTRA in Pasadena Refinery Systems Inc. (PRSI) and in the correlated trading company. PRSI owns the Pasadena Refinery, with an operating office in Texas. The operating, management and financial responsibilities had already been transferred to PAI since September 17, 2008, based on a preliminary arbitration decision on October 24, 2008.

According to the arbitration decision on April 10, the amount to be paid for the remaining 50% shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$ 466 million. The payment would be made in three installments, the first in the amount of US$ 296 million (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$ 85 million each, with due dates fixed by the arbitrators for September 2009 and September 2010. The disputing parties presented requests for clarification to the arbitration panel on certain points of the decision, but on June 3, 2009 the arbitration panel had already confirmed “in totum” the original decision without presenting any further explanations. The arbitration decision also determined, in addition to the amount attributed to the purchase of that shares, reimbursement to ASTRA by PAI of the amount of US$ 156 million, consisting of a guarantee related to the loan taken out by the Trading Company from BNP Paribas, since the line of credit for this Company from the aforementioned bank had been closed.

The amounts corresponding to the purchase of the shares and the reimbursement of the payment of the guarantee to ASTRA by BNP have been recognized in the accounting by the Company since the arbitration decision in April 2009. At December 31, 2009, these amounts corresponded to US$ 488 million and US$ 177 million, respectively, already considering the interest due up to this date.

In March 2009 a loss was recognized in the amount of R$ 341,179 thousand (US$ 147,365 thousand), corresponding to the difference between the value of the net assets and the value defined by the arbitration panel.

Until now the parties have not reached an agreement with respect to the finalization of various pending items existing between them, some of them the object of double collection on the part of ASTRA, for signing the overall term of agreement that will put an end to the litigation and permit the payments that are the object of the arbitration decision.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

On March 10, 2010, the Federal Court of Houston, Texas, USA confirmed the arbitration award handed down on April 10, 2009, rejecting a request by PAI for extinguishment of the process without resolution of merit, through incompetence of the judge, and of partial annulment and modification of the arbitration ward. It ratified, notwithstanding, the decision that PAI acquired 100% of the shareholding of Astra Oil Trading NV in PRSI. PAI is going to appeal the part of the decision that confirmed the competence of the Federal Court in question and other aspects of the decision.

Judicial proceedings in which requests are made for reciprocal indemnifications made by the parties also continue in progress. Additionally, PRSI and the Trading Company are seeking recovery of certain accounting and fiscal books and records of these companies incorrectly withheld by ASTRA and two legal firms.

a.2) In Chile

On April 30, 2009, Petrobras, through its wholly owned subsidiaries Petrobras Venezuela Investments & Services B.V and Petrobras Participaciones, S.L., located in the Netherlands and Spain, respectively, concluded the process for the acquisition of the distribution and logistics businesses of ExxonMobil in Chile, with the payment of US$ 400 million, net of the cash and cash equivalents of the companies purchased.

With this acquisition, Petrobras entered the Chilean market fuel distribution market with a network of around 230 service stations, its presence in 11 airports, an interest in six distribution terminals, four of which are its own and two of which are joint ventures, and a 22% interest in the company Sociedad Nacional de Oleodutos and a 33,3% interest in the company Sociedad de Inversiones de Aviación.

On December 1, 2009 an agreement was signed for the purchase for about US$ 14 million of Chevron Chile S.A.C, which produces and sells lubricants of the Texaco brand in Chile.

Chevron Chile S.A.C. is a Chilean company that has a plant located in Santiago, with a production capacity of 15.900 m³ per year and a share of approximately 6% of the Chilean finished lubricants market.

This acquisition has consolidated the Company’s presence in the fuel and lubricants distribution segment in Latin America, where, in addition to Brazil, the Company already operates in Argentina, Colombia, Paraguay, Chile and Uruguay through a network of more than 1.200 service stations.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

b) Investments in Venezuela

With the conversion of the operating agreements in Venezuela into the government-controlled companies, with a 60% interest held by the Venezuelan government and 40% by the other private partners, Petrobras Energia S.A. (PESA) ceased to consolidate the assets, liabilities and results referring to the aforementioned operation, presenting them as corporate investments in affiliated companies as from April 2006. The recovery of these investments is related to the volatility of the price of petroleum, to economic, social and regulatory conditions in Venezuela and, particularly, to the interests of its shareholders with respect to the development of the petroleum reserves. Accordingly, in order to adjust the book value of the investment to its estimated recoverable value, losses were recognized on investments in the amount equivalent to R$ 134.816 (US$ 77.007 thousand) in 2009 and R$ 55.425 (US$ 23.115 thousand) in 2008.

c) Ipiranga Group

c.1) Refining assets

In March 2009 the receipt of the refining assets of the Ipiranga Group was finalized with the effective delivery of the shares of Refinaria de Petróleo Riograndense S.A. belonging to Petrobras and Braskem.

The delivery of the shares occurred concomitantly with the Refinery’s capital increase through the subscription and consequent payment for new shares by Petrobras, Braskem and Ultrapar, in order to equalize the corporate interests between these companies. On March 18, 2009 a shareholders’ agreement was executed between Petrobras, Ultrapar and Braskem, in which the governance rules for making the joint control and management between the signatories viable were established.

c.2) Distribution and asphalt assets

On March 6, 2009, the Board of Directors of Petrobras and Petrobras Distribuidora authorized the transfer of the interests in Alvo and IASA, through a capital increase corresponding to the net equity of these companies.

On April 9, 2009, the Special General Shareholders’ Meeting of Petrobras Distribuidora approved the proposed capital increase in the amount of R$ 670.966, thus concluding the process for transfer of Alvo and IASA, which became subsidiaries of Petrobras Distribuidora.

On October 31, 2009 the Special Shareholders’Meeting of Petrobras Distribuidora approved the total merger of Alvo into the equity of BR, for the purpose of optimizing management of the distribution business and benefiting from the estimated synergies at the time of acquisition of the Ipiranga Group.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

d) Braskem Investment Agreement

The merger of Petroquímica Triunfo S.A. (Triunfo) into Braskem, in the terms of the protocol and justification for merger of April 7, 2009, was approved in the Special General Shareholders' Meeting of Braskem held on April 30 and in the Special General Shareholders' Meeting of Triunfo held on May 5. This transaction concluded the integration of assets established in the investment agreement between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, executed in November 2007 and approved by CADE in July 2008. With this merger Petroquisa now holds 31,0% of the voting capital and 25,3% of the total capital of Braskem.

e) Creation of companies of the Rio de Janeiro Petrochemical Complex (COMPERJ)

On February 5, 2009, Petrobras, in continuation of the implementation of the Rio de Janeiro Petrochemical Complex (COMPERJ), established six (6) joint stock companies, in Rio de Janeiro, as follows:

Comperj Participações S.A. - a specific purpose entity that will hold the interests of Petrobras in the producing companies of COMPERJ; Comperj Petroquímicos Básicos S.A. - a company producing basic petrochemicals; Comperj PET S.A. - a company producing PTA/PET; Comperj Estirênicos S.A. - a company producing styrene; Comperj MEG S.A. - a company producing glycol ethylene and ethylene oxide; and Comperj Poliolefinas S.A. - a company producing polyolefines (PP/PE).

Currently, Petrobras holds 100% of the total and voting capital of these companies, and the integration and relationship model of the companies of COMPERJ is being implemented. This model seeks to capture the synergies arising from locating a number of companies on the same production site. The assets, obligations and rights related to COMPERJ will be transferred to these companies by Petrobras at an opportune moment.

On December 30, 2009, Petrobras made transfers of assets in the total amount R$ 1.349.173 recorded in accounting reports approved by the management of each company.

On January 21, 2010, Petrobras, Odebrecht and Braskem executed a Joint-Venture Agreement, the purpose of which is to regulate the commercial and corporate relationship in COMPERJ, as described in detail in note 31 - Subsequent events.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

f) Petrobras Bicombustível acquires 50% of a biodiesel plant in Paraná

In December 2009, Petrobras Biocombustível made investments in the amount of R$ 55 million in the capital of the company BSBIOS Marialva Indústria e Comércio de Biodiesel Sul Brasil S.A. and now holds 50% of the company’s shares. Of the total investment, R$ 45 million was already paid in 2009 and the remaining R$ 10 million will be paid in on the occasion of the start-up of operations of the company, forecast for the second quarter of 2010.

BSBIOS Marialva, established on June 12, 2009, is located in the municipality of Marialva, in the State of Paraná, and is capable of producing 120 million liters of biodiesel per year. In the region, Family Agriculture is responsible for 31% of the soybeans produced, constituting a scenario propitious for obtaining Social Fuel Seal certification.

The social object consists of industrialization, further processing, trading, importing, exporting and distribution of oleaginous cereals and seeds, unrefined and refined vegetable oils, biodiesel, glycerin, their derivatives and byproducts including, but not limited to, vegetable protein.

g) Purchase options for specific purpose companies

In 2009 Petrobras exercised its purchase option for the SPEs listed below, as forecast in the option agreement for the purchase of shares executed between Petrobras and the former shareholders of the SPEs.

Date of the option	Project	Corporate name of the SPE	% of shares	Value of the option	Discount

04/30/2009	Marlim	Marlim Participações S.A	100%	1	57.151
12/11/2009	CLEP	Companhia Locadora de Equipamentos Petrolíferos	100%	90.000	1.877.946
12/30/2009	NovaMarlim	NovaMarlim Participações S.A	43.43%	1	1.017

			Total	90.002	1.936.114

The consummation of the transfer of the remaining shares of NovaMarlim Participações S.A., 56,57% of the capital, depends on the conclusion of the formal procedures with the bookkeeping agency

The discounts posted originate from other economic reasons and are recorded in investments in the parent company and in consolidated.

`

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

13 Property, plant and equipment 13.1 By business segment (1)

	Consolidated				Parent Company

	2009			2008	2009			2008

	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net

Exploration and production	176.054.830	(58.182.608)	117.872.222	102.289.658	146.151.029	(54.023.110)	92.127.919	78.268.563
Supply	75.221.427	(21.584.356)	53.637.071	35.844.947	59.617.713	(18.645.846)	40.971.867	28.022.472
Distribution	6.008.251	(2.504.123)	3.504.128	3.192.563
Gas and energy	41.400.408	(5.780.126)	35.620.282	27.024.526	12.721.155	(1.387.877)	11.333.278	10.307.803
International	25.793.729	(10.092.598)	15.701.131	20.084.131	18.199	(8.493)	9.706	10.068
Corporate	5.295.861	(1.400.177)	3.895.684	2.318.342	5.405.907	(1.399.728)	4.006.179	2.598.186

	329.774.506	(99.543.988)	230.230.518	190.754.167	223.914.003	(75.465.054)	148.448.949	119.207.092

(1) It includes assets arising from contracts that transfer the benefits, risks and control, as follows:

	Consolidated				Parent Company

	2009			2008	2009			2008

	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net

Exploration and production	1.614.144	(806.216)	807.928	1.171.423	17.393.410	(6.035.863)	11.357.547	12.013.387
Supply	517.476	(205.965)	311.511	340.272	577.459	(397.241)	180.218
Distribution	157.794	(9.794)	148.000	74.046
Gas and energy					6.098.619	(838.560)	5.260.059	5.404.165

	2.289.414	(1.021.975)	1.267.439	1.585.741	24.069.488	(7.271.664)	16.797.824	17.417.552

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

13.2 By type of asset

		Consolidated				Parent Company

	Time of estimated useful life in years	2009			2008	2009			2008

		Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net

Buildings and improvements	25 to 40	11.684.085	(3.188.237)	8.495.848	6.267.055	7.506.019	(1.979.134)	5.526.885	3.731.538
Equipment and other assets	3 to 30	130.027.854	(58.958.326)	71.069.528	64.145.157	81.135.800	(41.158.967)	39.976.833	34.122.523
Land		1.203.601		1.203.601	1.138.720	464.514		464.514	478.350
Materials		8.145.670		8.145.670	6.034.143	6.780.171		6.780.171	4.579.142
Advances to suppliers		5.236.856		5.236.856	5.189.735	1.526.921		1.526.921	1.602.179
Expansion projects		82.719.607		82.719.607	59.238.898	50.133.225		50.133.225	36.977.682
Petroleum and gas exploration and production development costs (E&P)		90.756.833	(37.397.425)	53.359.408	48.740.459	76.367.353	(32.326.953)	44.040.400	37.715.678

		329.774.506	(99.543.988)	230.230.518	190.754.167	223.914.003	(75.465.054)	148.448.949	119.207.092

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

13.3 Petroleum and gas exploration and production development costs

	Consolidated		Parent Company

	2009	2008	2009	2008

Capitalized expenditure	90.756.833	83.883.258	76.367.353	66.557.820
Accumulated depreciation	(36.384.862)	(34.081.244)	(31.396.553)	(27.885.150)
Amortization of abandonment expenses	(1.012.563)	(1.061.555)	(930.400)	(956.992)

Net investment	53.359.408	48.740.459	44.040.400	37.715.678

In 2009, the Company reviewed, in accordance with the accounting practice described in Note 3.14, the estimates for expenses for future abandonment of wells and the dismantling of the oil and gas production area, considering the useful economic life of the fields and the expected cash flows, to present value, at a rate of interest free of risks, adjusted by the Petrobras risk. This review resulted in a decrease in liabilities of R$ 1.769.628 and a decrease in property, plant and equipment of R$ 778.247. The net effect of these adjustments, added to the expenses incurred with the abandonment of wells in the year, in the amount of R$ 49.917, resulted in a decrease in exploration costs for extraction of petroleum and gas in the income statement for the year in the amount of R$ 941.464.

13.4 Depreciation

The depreciation for the years ended December 31, 2009 and 2008 is presented below:

	Consolidated		Parent Company

	2009	2008	2009	2008

Portion absorbed in the funding:
Of assets	7.609.149	5.730.051	5.208.283	3.877.298
Of exploration and production expenses	4.647.015	3.614.225	3.511.403	2.456.143
Capitalized /provisioned cost
for abandonment of wells	563.849	491.300	506.968	491.086

	12.820.013	9.835.576	9.226.654	6.824.527

Portion recorded directly in the results	945.989	1.003.399	496.795	571.486

	13.766.002	10.838.975	9.723.449	7.396.013

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

13.5 Decrease to recoverable value of assets

13.5.1 By business segment

	Consolidated			Parent Company

	2009			2009

	Constituition	Reversal	Total	Constituition	Reversal	Total

Exploration and production	577.155	(25.546)	551.609	577.155	(25.546)	551.609
International	644	(8.085)	(7.441)

Total	577.799	(33.631)	544.168	577.155	(25.546)	551.609

13.5.2 By type of asset

	Consolidated			Parent Company

	2009			2009

	Constituition	Reversal	Total	Constituition	Reversal	Total

Equipment and other assets	178.889	(16.588)	162.301	178.245	(8.503)	169.742
Petroleum and gas exploration, development and production costs	398.910	(17.043)	381.867	398.910	(17.043)	381.867

Total	577.799	(33.631)	544.168	577.155	(25.546)	551.609

Exploration and production

The loss was related mainly to the assets in production in Brazil. In 2009 the petroleum and natural gas fields that presented losses are in the stage of maturity in their useful life and, considering the level of their future production, their cost structures and the projected price scenario, tests for economic recovery of these assets indicated the need to record a provision for loss through devaluation of assets.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

14 Intangible assets

14.1 By business segment

	Consolidated				Parent Company

	2009			2008	2009			2008

	Cost	Accumulated amortization	Net	Net	Cost	Accumulated amortization	Net	Net

Exploration and production	2.155.270	(355.940)	1.799.330	1.792.716	2.154.790	(355.732)	1.799.058	1.792.377
Supply	361.017	(109.322)	251.695	192.578	250.901	(73.376)	177.525	158.066
Distribution	1.297.428	(603.450)	693.978	692.249	472.983	(47.945)	425.038	425.038
Gas and energy	398.072	(52.422)	345.650	335.072	284.090	(31.643)	252.447	252.430
International	3.820.036	(1.162.875)	2.657.161	3.866.964	71.366	(13.344)	58.022	45.763
Corporate	2.029.026	(968.509)	1.060.517	1.123.634	1.993.740	(958.941)	1.034.799	1.108.042

	10.060.849	(3.252.518)	6.808.331	8.003.213	5.227.870	(1.480.981)	3.746.889	3.781.716

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

14.2By type of asset

	Consolidated					Parent Company

		Software					Software

	Rights and Concessions	Acquired	Developed internally	Goodwill from expectations of future profitability	Total	Rights and Concessions	Acquired	Developed internally	Goodwill from expectations of future profitability	Total

Balance at December 31, 2007	3.828.871	466.223	1.236.959		5.532.053	1.655.632	197.171	1.221.872		3.074.675

Addition	1.102.797	154.864	398.416	27.158	1.683.235	98.927	80.951	389.542	27.158	596.578
Write-off	(87.772)	(74.426)	(473)	(9.438)	(172.109)	(43.858)	(86)	(473)		(44.417)
Transfers	8.886	(25.257)	(5.764)	1.221.814	1.199.679	(640)	(8.968)	(450)	553.853	543.795
Amortization	(196.263)	(131.053)	(278.864)	(118.257)	(724.437)	(2.200)	(75.309)	(278.864)	(32.542)	(388.915)
Impairment - formation				(384.431)	(384.431)
Accumulated translation adjustment	630.059	43.639		195.525	869.223

Balance at December 31, 2008	5.286.578	433.990	1.350.274	932.371	8.003.213	1.707.861	193.759	1.331.627	548.469	3.781.716

Addition	124.669	83.249	309.848	16.463	534.229	15.454	51.073	296.282		362.809
Write-off	(57.903)	(8.318)	(15.947)	-	(82.168)	(15.478)	(3.248)	(9.558)		(28.284)
Transfers	(107.410)	40.042	(2.984)	16.471	(53.881)		216	1.170		1.386
Amortization	(179.500)	(148.957)	(289.111)	-	(617.568)	(3.498)	(79.757)	(287.483)		(370.738)
Accumulated translation adjustment	(902.818)	(32.210)	-	(40.466)	(975.494)

Balance at December 31, 2009	4.163.616	367.796	1.352.080	924.839	6.808.331	1.704.339	162.043	1.332.038	548.469	3.746.889

Estimated useful life - years	25	5	5	Indefinite		25	5	5	Indefinite

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

14.3 Devolution of exploration areas to ANP

During 2009, Petrobras returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) the total rights to the following exploration blocks:

• Potiguar Land Basin: POT-T-435, POT-T-447, POT-T-531, POT-T-605, POT-T-606, POT-T-650, POT-T-651, POT-T-696 and POT-T-697.

• Recôncavo Land Basin: REC-T-66, REC-T-67, REC-T-77, REC-T-103 and BT-REC-126.

• Sergipe Land Basin: SEAL-T-357, SEAL-T-371, SEAL-T-419, SEAL-T-455, SEAL-T-456 and SEAL-T-461.

• Espírito Santo Basin: ES-T-47, ES-T-67, ES-T-68, ES-T-88, ES-T-107, ES-T-108, ES-T-125 and ES-T-527.

• Santos Basin: S-M-237.

• Camamu/Almada Maritime Basin: BM-CAL-6.

• Barreirinha Maritime Basin: BAR-M-355, BAR-M-376, BAR-M-378 and BAR-M-399.

• Foz do Amazonas Maritime Basin: FZA-M-533, FZA-M-534, FZA-M-569, FZA-M-570, FZA-M-571, FZA-M-605, FZA-M-606, FZA-M-607 and FZA-M-608.

• Campos 28 Maritime Basin: C-M-299.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

15 Financing

	Consolidated				Parent Company

	Current		Non-current		Current		Non-current

	2009	2008	2009	2008	2009	2008	2009	2008

Abroad
Financial institutions	9.314.364	8.216.007	18.802.103	17.144.130	255.425	423.041	5.855.615	1.186.744
Bearer bonds - Notes, Global Notes	996.330	740.483	20.737.402	12.989.912
Trust Certificates - Senior/Junior	120.372	159.719	450.704	762.432
Others	3.224	253.346	174.120	233.700

Subtotal	10.434.290	9.369.555	40.164.329	31.130.174	255.425	423.041	5.855.615	1.186.744

In Brazil
Export Credit Notes	1.099.897	578.559	6.177.294	3.367.472	1.099.897	578.559	6.177.294	3.367.472
National Bank for Economic and Social
Development - BNDES	1.519.973	1.137.540	32.065.415	7.642.362	190.571		8.631.698
Debentures	1.653.519	328.590	2.358.730	3.740.615	1.492.576	175.858	1.631.833	3.056.412
FINAME - Earmarked for construction of Bolivia-Brazil gas pipeline	80.678	99.475	103.653	244.967	77.431	96.427	101.593	240.002
Bank Credit Certificate	7.083	11.735	3.770.630	3.605.934	7.083	11.735	3.605.934	3.605.934
Advance on Exchange Contracts (ACC)	4.476	1.614.543				1.179.159
Others	87.295	134.470	62.640	317.917		41.377

Subtotal	4.452.921	3.904.912	44.538.362	18.919.267	2.867.558	2.083.115	20.148.352	10.269.820

	14.887.211	13.274.467	84.702.691	50.049.441	3.122.983	2.506.156	26.003.967	11.456.564

Interest on financing	(1.316.041)	(823.330)			(670.577)	(229.334)

Principal	13.571.170	12.451.137			2.452.406	2.276.822
Current portion of the financing in non-current liabilities	(5.987.558)	(8.541.232)			(2.452.406)	(1.108.321)

Total short-term financing	7.583.612	3.909.905				1.168.501

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

15.1 Maturities of the principal and interest on financing in non-current liabilities

	2009

	Consolidated	Parent Company

2011	12.104.470	7.756.660
2012	7.053.701	1.744.923
2013	3.953.281	362.442
2014	4.951.464	1.671.148
2015 onwards	56.639.775	14.468.794

Total	84.702.691	26.003.967

15.2 Interest rates for financing in non-current liabilities

	Consolidated		Parent Company

	2009	2008	2009	2008

Abroad
Up to 6%	24.931.369	21.952.589	5.758.068	924.473
From 6 to 8%	12.693.540	5.361.720	97.547	262.271
From 8 to 10%	2.208.247	3.207.172
From 10 to 12%	78.510	245.882
More than 12%	252.663	362.811

	40.164.329	31.130.174	5.855.615	1.186.744

In Brazil
Up to 6%	2.846.049	2.656.532	101.593	240.002
From 6 to 8%	24.940.838	840.045	8.631.698
From 8 to 10%	7.996.242	5.575.819	2.898.715	367.966
From 10 to 12%	8.755.233	2.873.466	8.516.346	2.688.447
More than 12%		6.973.405		6.973.405

	44.538.362	18.919.267	20.148.352	10.269.820

	84.702.691	50.049.441	26.003.967	11.456.564

15.3 Balances per currencies in non-current liabilities

	Consolidated		Parent Company

	2009	2008	2009	2008

US dollar	39.489.206	30.516.815	5.671.026	1.043.814
Yen	2.189.296	3.211.342	184.589	382.237
Euro	81.394	109.031		695
Real (*)	42.820.853	15.828.040	20.148.352	10.029.818
Other	121.942	384.213

	84.702.691	50.049.441	26.003.967	11.456.564

(*) At December 31, 2009, it includes R$ 25.547.384 in financing in local currency parameterized to the variation of the dollar.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

The estimated fair values for long-term loans of the Parent Company and Consolidated at December 31, 2009 were, respectively, R$ 26.915.635 and R$ 85.740.219 calculated at the prevailing market rates, considering natures, terms and risks similar to the registered contracts, and they may be compared to the carrying values of R$ 26.003.967 and R$ 84.702.691.

The hedges contracted for coverage of notes issued abroad in foreign currencies are disclosed in Notes 27.

15.4 Funding

The main long-term funding carried out during fiscal year 2009 is presented as follows:

a) Abroad

Company	Date	Amount US$	Maturity	Description

PifCo	Feb-09	1.500.000	2019	Global notes with 7.875% coupon.

PifCo	March to Sep-09	1.100.000	Until 2012	Lines of credit with cost of Libor plus market spread.

PifCo	Jul-09	1.250.000	2019	Global notes with 7.875% coupon.

PifCo	Oct-09	4.000.000	2020 and 2040	Global notes in the amounts of U$ 2,500,000 and US$ 1,500,000, with 5.75% and 6.875% coupon.

Petrobras	Dec-09	3.000.000	2019	Financing obtained from the China Development Bank (CDB) - Libor plus market spread of 2,8% a.a

		US$ 10.850.000

b) In Brazil

Company	Date	Amount R$	Maturity	Description

Petrobras	March to Nov-09	3.580.000	Until 2017	Export credit notes with an interest rate of 110% to 114% of the average rate of the CDI

Petrobras, Rnest and TAG	Jul-09	25.000.000	2029	Financing - National Bank for Economic and Social Development (BNDES) indexed to the variation of the US dollar plus market interest rate.

		R$ 28.580.000

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

15.5 Other information

The loans and financing are intended mainly for the purchase of raw material, development of oil and gas production projects, construction of ships and pipelines, as well as expansion of industrial units.

15.5.1 Financing with offcial credit agencies

a) Abroad

		Amount in US$

Company	Agency	Contracted	Used	Balance	Description

Petrobras	China Development Bank	10.000.000	3.000.000	7.000.000	Libor +2,8% p.a.

b) In Brazil

		Amount in R$

Company	Agency	Contracted	Used	Balance	Description

Transpetro (*)	BNDES	7.798.526	281.553	7.516.973	Program for Modernization and Expansion of the FLEET (PROMEF) - TJLP+2,5% p.a.

Transportadora Urucu Manaus TUM	BNDES	2.489.500	2.433.564	55.936	Coari-Manaus gas pipeline - TJLP+1,96% p.a.

Transportadora GASENE	BNDES	2.214.821	2.119.246	95.575	Cacimbas-Catu gas pipeline (GASCAC) – TJLP+1,96% p.a.

(*) Agreements for conditioned purchase and sale of 33 ships were entered into with 4 Brazilian shipyards in the amount of R$ 8.665.029, where 90% is financed by BNDES.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

15.5.2 Debentures

The debentures issued by Petrobras financed through BNDES the anticipated acquisition of the right to use the Bolivia-Brazil Gas Pipeline over a period of 40 years to transport 6 million cubic meters of gas per day (TCO - Transportation Capacity Option) totaled R$ 430.000 (43.000 debentures with a face value of R$ 10,00) with maturity on February 15, 2015. These debentures are secured by common shares of TBG.

In August 2006, Refinária Alberto Pasqualini - Refap S.A. issued 852,600 simple, registered, book-entry debentures in the amount of R$ 852.600 with the aim of expanding and modernizing its industrial park, with the following characteristics (basic conditions approved by BNDES and BNDESPAR on June 23, 2006): amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by BNDES with TJLP interest + 3,8% p.a.; 10% of the debentures subscribed by BNDESPAR with BNDES basket of currencies interest + 2,3% p.a In May 2008 Refap issued another 507.989 debentures with similar characteristics in the amount of R$ 507.989. The balance at December 31, 2009 was R$ 722.736, where R$ 144.287 is in current liabilities.

15.5.3 Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia- Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Government in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A. where TBG undertakes to entail its revenues to the order of the Brazilian treasury until the settlement of the obligations guaranteed by the Federal Government.

In guarantee of the debentures issued, Refap has a short-term investment account (deposits tied to loans), indexed to the variation of the Interbank Deposit Certificate (CDI). The balance of the account must be three times the value of the sum of the amortization of the principal and related charges of the last payment that was due.

Industrial Credit Note (NCI): Refap issued Industrial Credit Note 40/00627-1, on August 19, 2009, and 40/00646-8 on October 15, 2009, in the amounts of R$ 50.000 and R$ 150.000, respectively, in favor of Banco do Brasil S/A., in order to be given funds from the Special Credit Program (PEC) of the National Bank for Economic and Social Development (BNDES).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

The credit is earmarked solely and exclusively for financing working capital. After the grace period, the amount will be paid in 24 (twenty-four) monthly installments. The first payment of NCI 40/00627-1 falls due on October 15, 2010 and the last payment on September 15, 2012, and the first payment of NCI 40/00646-8 falls due on December 15, 2010 and the last payment on November 15, 2012, and each payment corresponds to the result of dividing the debtor balance by the number of installments payable.

The interest will be due at the annual rate of 4,75% on NCI 40/00627-1 and 3,75% on NCI 40/00646-8, by way of spread above the long-term interest rate (TJLP), published by the Central Bank of Brazil.

15.5.4 Indebtedness of CIESA and TGS

In order to clear the financial encumbrances of Compañia de Inversiones de Energia S.A. (CIESA) (a jointly controlled company), Pesa transferred its 7,35% interest in the capital of Transportadora de Gás Del Sur S.A. (TGS) (a subsidiary of CIESA) to Enron Pipeline Company Argentina S.A. - ENRON and, simultaneously, ENRON transferred 40% of its interest in the capital of CIESA to a trustee, the addressee of which would be indicated by CIESA, pursuant to the terms for its financial restructuring to be agreed upon with its creditors.

In the second stage of the process, in conformity with the agreement for restructuring the financial debt, once the necessary approvals have been obtained from Ente Nacional Regulador Del Gas (ENARGAS) and Comisión Nacional de Defensa de la Competencia, ENRON would transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class B common shares of TGS that CIESA would deliver to its financial creditors as partial payment of the debt.

The restructuring agreement entered into with the creditors in September 2005 established that the remaining balance of the financial debt would be capitalized by the creditors. It also established a term of validity that was extended successively until December 31, 2008, as from which date any one of the parties could consider the agreement as unilaterally terminated.

The period of validity of the agreement expired without the government approvals having been obtained and on January 9, 2009, Ashmore Energy International Limited (currently AEI) declared that it was the sole owner of the negotiable obligations of CIESA.

On January 28, 2009, CIESA filed litigation in the courts of the State of New York in the United States of America, challenging the lapse of the abovementioned negotiable obligations.

On April 21, 2009, the AEI filed a petition for annulment of the process filed by CIESA in the state of New York.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

On May 14, 2009, CIESA and AEI were present in the New York court for discussion of the petition for annulment filed by AEI. Up till now, the New York court has still not handed down a decision on the matter.

Additionally, on April 6, 2009 CIESA was notified of a petition for bankruptcy filed by AEI in the Argentine Court, and reimbursement of the amount equivalent to US$ 127 million, referring to supposed credit originating from the negotiable bonds. CIESA replied to the notice, opposing the petition for bankruptcy, presenting, mainly, the following motives: (i) not fulfilling the requirements of a petition for bankruptcy considering that the requests for Corporate Bonds have a statute of limitation under New York law. (ii) CIESA is not insolvent.

In a decision in the second instance handed down by the Cámara Nacional de Apelaciones on October 09, 2009 the situation of insolvency of CIESA requested by AEI was dismissed. The decision is unappealable, therefore, definitive.

As a result of the Chamber's decision, CIESA presented to the New York courts a request for revival and reargumentation with respect to the request by AEI for annulment of the process filed by CIESA in the State of New York, requesting the repeal of the court decision of July 29, 2009 in which it admitted the request for annulment presented by AEI.

CIESA and AEI are currently awaiting the decision of the New York Court on the matter.

Pursuant to CVM Instruction 247/96, CIESA’s statements were excluded from the consolidation process, considering that the company is operating under long-term restrictions that materially impair its capacity to transfer funds to the investors.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

16 Contractual commitments

At December 31, 2009 the Company had financial commitments due to rights resulting from transactions with and without transfer of benefits, risks and control of these assets.

a) Future minimum payments/receipts of contractual commitments with transfer of benefits, risks and control of assets:

	12.31.2009

	Consolidated		Parent Company

	Minimum receipts	Minimum payments	Minimum payments

2010	122.912	400.773	3.815.429
2011 - 2014	491.650	315.584	10.536.622
2015 onwards	1.802.717	106.805	6.258.784

Estimated future payments/receipts of commitments
	2.417.279	823.162	20.610.835

Less amount of annual interest	(1.187.379)	(83.428)	(6.150.157)

Present value of the minimum payments/receipts	1.229.900	739.734	14.460.678
Less current portion of the obligations	(122.912)	(390.252)	(3.556.808)

Long-term portion	1.106.988	349.482	10.903.870

b) Future minimum payments of contractual commitments without transfer of benefits, risks and control of assets:

	12.31.2009

	Consolidated	Parent Company

2010	13.424.743	14.713.924
2011 - 2014	39.415.036	49.023.142
2015 onwards	11.464.603	32.399.983

Total	64.304.382	96.137.049

In 2009, the Company paid an amount of R$ 7.951.251 in Consolidated (R$ 12.961.100 in the Parent company) recognized as expenditure in the year.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

17 Financial income and expenses

Financial charges and net monetary and exchange variations, allocated to the statement of income for 2009 and 2008, are presented as follows:

	Consolidated		Parent Company

	2009	2008	2009	2008

Exchange income (expenses) on cash and cash equivalents	(665.619)	762.126	(800.595)	577.142
Exchange income (expenses) on financing	2.069.680	(2.077.211)	475.126	(498.157)
Exchange income (expenses) on contractual commitments with transfer of benefits, risk and control of assets with third parties	25.134	(27.263)	22.177	(27.263)

	1.429.195	(1.342.348)	(303.292)	51.722

Monetary variation on financing (*)	2.405.713	(321.426)	1.079.074	(279.679)

Financing expenses	(4.217.280)	(3.320.973)	(1.400.650)	(861.695)
Expenses with contractual commitments with transfer of benefits, risk and control of assets	(24.082)	(4.489)	(1.568)	(4.489)
Earnings on short-term investments	1.387.656	755.460	623.348	101.683
Net income from FIDC			(519.480)	11.583

	(2.853.706)	(2.570.002)	(1.298.350)	(752.918)

Financial expenses on net indebtedness	981.202	(4.233.776)	(522.568)	(980.875)

Exchange variation on assets abroad	(5.636.698)	6.417.693	(8.828.698)	9.329.950
Exchange variation on contractual commitments with transfer of benefits, risk and control of assets with subsidiaries	1.431.500	(1.398.715)	1.431.500	(1.398.715)
Hedge on sales and financial operations	(372.835)	671.090	171.855	30.384
Marketable securities	763.960	584.994	474.913	451.465
Interest on contractual commitments with transfer of benefits, risk and control of assets with companies of the Petrobras System			(876.671)	(1.896.354)
Other financial income and expenses, net	6.607	615.213	879.880	1.108.266
Other exchange and monetary variations, net	(11.590)	472.285	603.373	552.858

Net financial results	(2.837.854)	3.128.784	(6.666.416)	7.196.979

(*) Includes monetary variation on financing in local currency parameterized to the variation of the dollar.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

18 Other operating expenses, net

	Consolidated		Parent Company

	2009	2008	2009	2008

Institutional relations and cultural projects	(1.071.256)	(1.227.680)	(958.793)	(1.143.793)
Operating expenses with thermoelectric power stations	(610.235)	(593.353)	(1.060.068)	(897.372)
Corporate expenses on security, environment and health care (SMS)	(354.312)	(382.170)	(353.280)	(371.971)
Collective labor agreements	(486.822)	(542.675)	(486.822)	(542.673)
Losses and contingencies with judicial proceedings	(2.498.336)	(502.246)	(2.339.418)	(262.656)
Contractual and regulatory fines	(74.928)	(434.029)	(53.412)	(477.712)
Contractual charges on transport services - ship or pay	(52.543)	(101.198)
Unprogrammed stoppages and pre-operating expenses	(747.241)	(205.958)	(724.801)	(203.439)
Adjustment to market value of inventories	(609.466)	(1.340.706)	(124.429)	(84.167)
Others	918.127	617.772	437.734	617.105

	(5.587.012)	(4.712.243)	(5.663.289)	(3.366.678)

19 Taxes, contributions and interests

19.1 Recoverable taxes

Current assets	Consolidated		Parent Company

	2009	2008	2009	2008

In Brazil:
ICMS	2.385.651	2.527.495	1.670.843	1.916.608
PASEP/COFINS	1.562.744	1.323.099	1.152.784	883.206
CIDE	52.246	222.938	31.533	34.008
Income tax	1.701.590	2.005.575	781.277	1.460.462
Social contribution	444.864	801.491	180.846	663.702
Deferred income tax and social contribution	2.582.894	1.658.708	2.296.480	1.090.270
Other taxes	475.923	408.943	231.878	224.905

	9.205.912	8.948.249	6.345.641	6.273.161

Abroad:
Added value tax - VAT	100.802	313.039
Deferred income tax and social contribution	46.343	113.370
Other taxes	297.676	266.589

	444.821	692.998

	9.650.733	9.641.247	6.345.641	6.273.161

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

19.2 Taxes, contributions and interests payable

Current liabilities	Consolidated		Parent Company

	2009	2008	2009	2008

ICMS	1.675.816	1.741.030	1.351.758	1.402.632
PASEP/COFINS	1.082.820	1.064.304	845.794	901.787
CIDE	650.936	447.324	583.164	411.103
Special participation /Royalties	4.655.977	2.528.153	4.595.798	2.491.731
Income tax and social contribution withheld at
source	549.387	1.221.996	513.061	872.235
Current income tax and social contribution	1.055.345	793.687
Deferred income tax and social contribution	2.195.914	4.196.372	2.065.486	4.070.151
Other taxes	881.685	748.516	378.149	388.243

	12.747.880	12.741.382	10.333.210	10.537.882

For purposes of calculating the income tax and social contribution on the net income, the Company adopted the Transition Tax Regime, as established in Law 11.941/09, i.e. for calculating taxable income it considered the criteria of Law 6.404/76 before the amendments of Law 11.638/07. The taxes on temporary differences, generated by adopting the new corporate law were recorded as provisions for deferred taxes and social contributions.

19.3 Deferred income tax and social contribution - non-current

	Consolidated		Parent Company

	2009	2008	2009	2008

Non-current
Assets
Deferred income tax and social contribution	3.378.334	2.970.881	605.220	477.183
Deferred ICMS	2.526.968	1.998.157	1.898.559	1.538.410
Deferred PASEP and COFINS	6.917.479	4.842.359	6.431.385	4.599.148
Others	109.026	426.911

	12.931.807	10.238.308	8.935.164	6.614.741

Liabilities
Deferred income tax and social contribution	17.239.058	13.100.459	14.036.510	10.821.894
Others	51.937	64.673

	17.290.995	13.165.132	14.036.510	10.821.894

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

19.4 Deferred income tax and social contribution

The grounds and expectations for realization are presented as follows:

a) Deferred income tax and social contribution assets

	2009

Nature	Consolidated	Parent Company	Grounds for realization

Pension plan	164.856	135.351	Payment of the contributions by the sponsor.

Unearned income between companies of the group	1.168.838		Effective realization of income

Provisions for contingencies and doubtful accounts	419.858	248.366	Consummation of the loss and filing of suits and credits overdue

Tax losses	887.138		With future taxable income

Provision for profit sharing	493.068	431.751	Through payment

Provision for investment in research and development	(11.295)	(11.295)	Through realization of the expenditures.

Remuneration of shareholders - Interest on shareholders' capital	357.982	357.982	By individualized credit to shareholders

Temporary difference between accounting and tax depreciation criteria	319.017	121.441	Realization over the term of straight-line depreciation

Absorption of conditional financing	79.400		Expiration of the financing agreements

Exchange variation	708.770	687.261	Settlement of the contracts

Provision for exports in transit	280.549	280.549	Recognition of revenue

Provision for loss of reduction to recoverable value of assets	392.457	392.457	Disposal of assets

Others	746.933	257.837

Total	6.007.571	2.901.700

Non-current	3.378.334	605.220

Current	2.629.237	2.296.480

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

b) Deferred income tax and social contribution liabilities

	2009

Nature	Consolidated	Parent Company	Grounds for realization

Costs with exploration and drilling for petroleum	14.578.445	14.578.445	Depreciation based on the production unit method in relation to proven/developed reserves of oil fields.

Temporary difference between accounting and tax depreciation criteria	1.021.526	47.065	Depreciation over the useful life of the asset or disposal

Income and social contribution taxes - foreign operations	94.175	47.497	Occurrence of generating facts for making income available.

Investments in subsidiaries and affiliated companies	192.744		Occurrence of generating facts for making income available.

Exchange variation	1.074.297		Settlement of the contracts

Temporary difference of contractual commitments with transfer of benefits, risks and control of assets	1.498.549	1.366.136	Settlement of the liabilities

Others	975.236	62.853

Total	19.434.972	16.101.996

Non-current	17.239.058	14.036.510

Current	2.195.914	2.065.486

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

c) Realization of deferred income tax and social contribution

In the Parent Company, the realization of tax credits from deferred assets in the amount of R$ 2.901.700 does not depend on future income because they will be absorbed annually by the realization of the deferred tax liability. In the consolidated statements, for the portion that exceeds the Parent Company’s balance, when applicable, the managements of the subsidiaries, based on projections that they have made, expect to offset these credits within a period of up to 10 years.

	Expectations of realization

	Consolidated		Parent Company

	Deferred income tax and CSLL assets	Deferred income tax and CSLL liabilities	Deferred income tax and CSLL assets	Deferred income tax and CSLL liabilities

2010	2.629.237	2.195.914	2.296.480	2.065.486
2011	427.240	2.616.990	73.097	1.834.892
2012	274.108	2.115.233	25.666	1.842.292
2013	298.024	2.145.423	16.599	1.840.125
2014	635.892	2.920.586	410.504	2.632.100
2015	198.279	2.450.081	12.498	2.215.431
2016 onwards	1.544.791	4.990.745	66.856	3.671.670

Portion recorded in the accounting	6.007.571	19.434.972	2.901.700	16.101.996
Portion not recorded in the accounting	1.684.134		527.638

Total	7.691.705	19.434.972	3.429.338	16.101.996

The subsidiary Petrobras Energia S.A. (PESA) and its subsidiaries have tax credits which are not recorded arising from accumulated tax losses amounting to approximately R$ 34.824 (US$ 20.000) in countries where there is no statute of limitations for the aforementioned credits.

In addition, the subsidiary Petrobras America Inc. (PAI) has unrecorded tax credits amounting to the equivalent of R$ 1.005.902 (US$ 577.706) resulting from accumulated tax losses, originating mainly from oil and gas exploration and production activities. In accordance with specific legislation in the United States, where PAI has its headquarters, tax credits expire after 20 years, as from the date of its constitution.

Some subsidiaries abroad have accumulated tax losses in the exploration stage. These credits will be recognized according to the tax legislation of each country, if the venture is successful, through the generation of future taxable income.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In thousands of reais)

19.5 Reconciliation of income tax and social contribution on income

The reconciliation of taxes calculated according to nominal, statutory rates and the amount of taxes recorded in fiscal years 2009 and 2008 are presented as follows:

a) Consolidated

	2009	2008

Income for the year before taxes and after employee profit sharing	41.711.288	46.860.272

Income tax and social contribution at statutory rates (34%)	(14.181.838)	(15.932.493)

Adjustments for calculation of the effective rate:

• Permanent additions, net	(201.422)	(1.081.649)

• Tax incentives	159.707	226.942

• Credit resulting from inclusion of interest on shareholders' capital as operating expenses	2.446.220	2.386.549

• Tax credits of companies abroad in the exploration stage	(152.071)	(124.437)

• Tax losses	110.575	(941.713)

• Results of companies abroad with different rates	1.361.533	(270.873)

• Others	480.090	(224.303)

Expense for provision for income tax and social contribution	(9.977.206)	(15.961.977)

Deferred income tax / social contribution	(804.988)	(4.769.951)
Current income tax / social contribution	(9.172.218)	(11.192.026)

	(9.977.206)	(15.961.977)

Effective rate for income tax and social contribution	23,9%	34,1%

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

b) Parent Company

	2009	2008

Income for the year before taxes and after employee profit sharing	34.922.352	51.353.567

Income tax and social contribution at statutory rates (34%)	(11.873.600)	(17.460.213)

Adjustments for calculation of the effective rate:

• Permanent additions, net ( * )	2.828.612	(99.760)

• Tax incentives	144.168	214.780
• Credit resulting from inclusion of interest on shareholders' capital as operating expenses	2.446.213	2.386.549

• Others items	845.673	74.626

Expense for provision for income tax and social contribution	(5.608.934)	(14.884.018)

Deferred income tax / social contribution	261.091	(5.736.891)
Current income tax / social contribution	(5.870.025)	(9.147.127)

	(5.608.934)	(14.884.018)

Effective rate of income tax and social contribution	16,1%	28,9%

(*) Includes equity accounting and goodwill/discounts.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

20 Employee benefits

The balances related to benefits granted to employees are presented as follows:

	Consolidated				Parent Company

	12.31.2009		12.31.2008		12.31.2009		12.31.2008

	Pension plan	Health care plan	Pension plan	Health care plan	Pension plan	Health care plan	Pension plan	Health Plan

Current liabilities:
Defined benefit plan	593.595	565.952	582.510	523.714	547.007	531.118	534.215	493.221
Variable contribution plan	48.179		45.478		44.679		44.836

	641.774	565.952	627.988	523.714	591.686	531.118	579.051	493.221

Non-current liabilities
Defined benefit plan	3.443.965	11.184.849	3.399.929	10.296.679	2.940.030	10.343.557	2.895.287	9.510.037
Variable contribution plan	117.365		75.652		110.807		70.797

	3.561.330	11.184.849	3.475.581	10.296.679	3.050.837	10.343.557	2.966.084	9.510.037

Total	4.203.104	11.750.801	4.103.569	10.820.393	3.642.523	10.874.675	3.545.135	10.003.258

20.1 Pension Plan - Fundação Petrobras de Seguridade Social (Petros)

a) Petros Plan

Fundação Petrobras de Seguridade Social (Petros) is a defined benefit plan set up by Petrobras in July 1970 to ensure that members of the plan receive a supplement to the benefits provided by the Social Security system. In addition to Petrobras, the Petros Plan is sponsored by Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini (Refap), and is closed to employees hired as from September 2002.

The evaluation of the Petros costing plan is done by independent actuaries on a capitalization basis for the majority of the benefits. The sponsors make regular contributions in amounts equal to the amounts of the contributions of the participants (employees) and assisted persons (retirees and pensioners), i.e. equally.

If a deficit is verified in the defined benefit plan, it should be settled by an adjustment to the costing plan through extraordinary contributions to be shared equally between the sponsors and the members, as established by Constitutional Amendment 20 of 1998.

On October 23, 2008, Petrobras and the subsidiaries that sponsored the Petros Plan and Petros signed Financial Commitment Agreements (TCF) as a result of the ratification of a legal transaction related to the pension plan, as established in the Reciprocal Obligations Agreement (AOR) entered into between these sponsors and the union entities. The Financial Commitment Agreement has a term of 20 years with payment of half-yearly interest of 6% p.a. on the updated balance payable. At December 31, 2009, the balance of the Financial Commitment Agreement was R$ 4.304.177 (R$ 4.047.527 in the Parent Company), of which R$ 37.438 (R$ 34.164 in the parent company) matures in 2010.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

The Company’s obligation, through the financial commitment agreement, represents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan’s regulations, in relation to the benefits, and the closing of existing litigations.

On April 16, 2009, the Regional Federal Court of the First Region, in Brasília, suspended the effects of an injunction granted on March 24, 2009, to oil worker unions, retired workers’ associations and other associations, which nullified the renegotiation process. Accordingly, all the changes in the regulations of the plan arising from this process were maintained.

At December 31, 2009, Petrobras and its subsidiaries held long-term National Treasury Notes in the amount of R$ 4.114.811 (R$ 3.901.428 in the Parent Company), acquired to balance liabilities with Petros, which will be held in the Company’s portfolio as a guarantee for the TCF.

b) Petros Plan 2

As from July 1, 2007, Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A. implemented a new supplementary pension plan, called Petros Plan 2, in the form of a variable contribution or mixed plan for the employees with no supplementary pension plan. Afterwards, Ipiranga Asfaltos S.A. (IASA), FAFEN Energia S.A., Termorio S.A. and Termoceará joined the plan.

The portion of this plan with defined benefit characteristics refers to risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics is earmarked for forming a reserve for programmed retirement and was recognized in the results for the year as the contributions are made. In fiscal year 2009, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was R$ 256.470 (R$ 245.376 in the Parent Company).

The sponsors Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A. assumed the past service of the contributions corresponding to the period in which the members had no plan, as from August 2002, or from later hiring, until August 29, 2007. The plan will continue to be open for inscriptions after this date, but there will no longer be payment for past service.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the member had no plan and, therefore, will cover the part related to the members and the sponsors.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

c) Assets of the Pension Plans

The assets of the pension plans of the Petrobras System are invested mainly in government bonds, investment funds, equity instruments and others.

	Consolidated

	2009		2008

	Pension plan Defined benefit	Pension plan Variable contribution	Pension plan Defined benefit	Pension plan Variable contribution

Government bonds	41%		43%
Investment funds	31%	92%	38%	92%
Shares	21%	7%	12%	8%
Others	7%	1%	7%

	100%	100%	100%	100%

The investment portfolio of the Petros Plan and Petros 2, at December 31, 2009, was composed of 61% fixed income, with expected profitability of 6,54% p.a.; 34% variable income, with expected profitability of 7% p.a.; 5% other investments (transactions with members, real estate and infrastructure projects), with expected profitability of 8% p.a., which resulted in an average interest rate of 6,74% p.a.

The assets of the pension plans managed by Fundação Petrobras de Seguridade Social - Petros include the following papers of related parties:

	2009	2008

Petrobras common shares	462.547	313.698
Petrobras preferred shares	714.764	512.312
Government controlled companies	218.329	261.567
Government bonds	16.168.179	13.348.545
Papers of other related parties	155.700	240.001

	17.719.519	14.676.123

The Petros Plan has 41% of its investments in government bonds, of which 88% are represented by National Treasury Notes - Series B (NTN-B), which through entailment to the Department of Supplementary Pensions will be held until maturity.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

20.2Petrobras International Braspetro B.V. – PIB BV

20.2.1 Petrobras Energia S.A.

a) Defined contribution pension plan

In 2005, Petrobras Energia S.A. (Pesa) implemented this voluntary plan for all employees who meet certain conditions. The company contributes with amounts equal to the contributions made by the employees in accordance with the contributions specified for each salary level.

The cost of the plan is recognized in accordance with the contributions that the Company makes, which on December 31, 2009 totaled R$ 5.292 (R$ 4.619 on December 31, 2008).

b) Defined benefit pension plan

b.1) “Termination Indemnity” Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month’s salary for each year they have worked in the Company, according to a decreasing scale, according to the number of years the plan has existed.

b.2) "Compensator Fund" Plan

This plan is available for all Pesa employees who joined the defined contribution plans in force in the past and who joined the Company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated as a supplement to the benefits granted by these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

If a surplus is recorded in the funds allocated to trusts for payment of the defined benefits awarded by the plans and it is duly certified by an independent actuary, Pesa may use these funds simply by notifying the trustee of this fact.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

20.2.2 Nansei Sekiyu K.K.

The Nansei Sekiyu K.K. Refinery offers its employees a supplementary retirement benefit plan, a defined benefit plan, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the Company. Contributions are made only by the sponsor. The plan is managed by the Sumitomo Trust & Banking.

20.3 Health care - Multidisciplinary Health Care (AMS)

Petrobras and its subsidiaries, Petrobras Distribuidora, Petroquisa and Alberto Pasqualini - Refap S.A. have a health care plan (AMS) that has defined benefits and Parent Company covers all present and retired employees of the companies in Brazil and their dependents. The plan is managed by the company, itself, and the employees contribute a fixed monthly amount to cover the main risks and a portion of the costs related to the other types of coverage in accordance with a participation table based on specified parameters, including salary levels, in addition to a pharmacy benefit that provides special terms for plan holders to buy certain medications in registered pharmacies throughout Brazil.

The health care plan is not covered by guarantor assets. The benefits are paid by the Company, based on the costs incurred by the members.

a) Change in the costs with health care

The assumptions for evolution of costs with health care have a material impact on the balances of the amounts recorded in provisions and the respective recognized costs. A change of 1% in the assumptions (note 20.6) would have the following impact on the amounts presented:

	Consolidated		Parent Company

	1% increase	1% decrease	1% increase	1% decrease

Actuarial liability	1.701.554	(1.399.796)	1.576.369	(1.297.703)
Service cost and interest	244.768	(198.312)	226.423	(183.130)

20.4 Other Defined Contribution Plans

The subsidiary Transpetro and some subsidiaries of Petrobras sponsor defined contribution retirement plans for their employees.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

20.5The balance of the liabilities for expenses with post-employment benefits, calculated by independent actuaries, presents the following changes:

	Consolidated

	2009			2008

	Pension Plan Defined Benefit	Pension Plan Variable Contribution	Supplementary Health Care	Pension Plan Defined Benefit	Pension Plan Variable Contribution	Supplementary Health Care

Change in liabilities for benefits

Present value of actuarial liability at beginning of year	37.524.079	300.167	9.874.853	41.411.603	254.049	12.217.790

Cost of interest:
• With a financial commitment agreement	369.524			83.770
• Actuarial	4.366.526	38.822	1.258.266	4.060.932	37.936	1.227.765
Current service cost	330.027	106.191	149.810	448.888	161.826	197.686
Benefits paid	(1.815.981)	(2.941)	(470.785)	(1.707.640)	(1.026)	(441.760)
Actuarial (gain) / loss on the actuarial liability	6.797.033	82.900	1.148.715	(6.963.363)	(155.258)	(3.326.628)
Others	(77.998)	(27)		189.889	2.640

Present value of actuarial liability at end of year	47.493.210	525.112	11.960.859	37.524.079	300.167	9.874.853

Change in the plan's assets

Plan's assets at the beginning of the year	32.899.837	86.302		33.178.866	15.876
Expected income from the plan's assets	3.984.300	16.150		3.441.863	32.783
Contributions received by the fund	779.552	90.132	470.785	835.269	70.432	441.760
Receipts entailed to the financial commitment agreement	229.507			1.393.906
Benefits paid	(1.815.437)	(2.941)	(470.785)	(1.707.640)	(1.026)	(441.760)
Actuarial gain / (loss) on the plan's assets	3.412.212	10.943		(4.258.433)	(31.906)
Others	(7.321)	10		16.006	143

Fair value of the plan's assets at the end of the year	39.482.650	200.596		32.899.837	86.302

Amounts recognized in the financial statements

Present amount of the liabilities in excess of the fair value of the assets	8.010.559	324.516	11.960.859	4.624.242	213.865	9.874.853
Unrecognized actuarial gains/(losses)	(3.830.375)	(51.109)	(174.623)	(462.836)	22.265	985.112
Unrecognized past service cost	(142.625)	(107.863)	(35.435)	(178.967)	(115.000)	(39.572)

Net actuarial liabilities at December 31	4.037.560	165.544	11.750.801	3.982.439	121.130	10.820.393

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

	Parent Company

	2009			2008

	Pension Plan Defined Benefit	Pension Plan Variable Contribution	Supplementary Health Care	Pension Plan Defined Benefit	Pension Plan Variable Contribution	Supplementary Health Care

Change in liabilities for benefits

Present value of actuarial liability at beginning of year	34.888.477	284.468	9.231.164	38.822.922	245.368	11.406.884

Cost of interest:
• With a financial commitment agreement	345.558			79.266
• Actuarial	4.080.500	36.976	1.176.078	3.799.444	36.641	1.146.066
Current service cost	293.193	99.657	137.454	403.657	156.687	180.139
Benefits paid	(1.717.487)	(2.655)	(445.911)	(1.617.327)	(787)	(414.895)
Actuarial (gain) / loss on the actuarial liability	6.467.889	78.027	1.042.925	(6.599.485)	(153.441)	(3.087.030)
Others

Present value of actuarial liability at end of year	44.358.130	496.473	11.141.710	34.888.477	284.468	9.231.164

Change in the plan's assets

Plan's assets at the beginning of the year	30.728.336	82.691		31.236.450	15.237
Expected income from the plan's assets	3.732.587	15.529		3.239.012	31.543
Contributions received by the fund	722.763	86.282	445.911	769.271	67.709	414.895
Receipts entailed to the financial commitment agreement	215.166			1.393.906
Benefits paid	(1.717.487)	(2.655)	(445.911)	(1.617.327)	(787)	(414.895)
Actuarial gain / (loss) on the plan's assets	3.347.569	9.024		(4.261.627)	(31.011)
Others				(31.349)

Fair value of the plan's assets at the end of the year	37.028.934	190.871	-	30.728.336	82.691	-

Amounts recognized in the financial statements

Present value of the obligations in excess of the fair value of the assets	7.329.196	305.602	11.141.710	4.160.141	201.777	9.231.164
Unrecognized actuarial gains/(losses)	(3.718.313)	(47.850)	(234.555)	(584.210)	22.848	808.370
Unrecognized past service cost	(123.846)	(102.266)	(32.480)	(146.429)	(108.992)	(36.276)

Net actuarial liabilities at December 31	3.487.037	155.486	10.874.675	3.429.502	115.633	10.003.258

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

	Consolidated

	2009			2008

	Pension Plan Defined Benefit	Pension Plan Variable Contrib.	Supplem. Health Care	Pension Plan Defined Benefit	Pension Plan Variable Contrib.	Supplem. Health Care

Balance at January 1	3.982.439	121.130	10.820.393	4.927.134	17.270	9.727.919
(+) Costs incurred in the period	721.061	97.577	1.401.166	900.941	146.017	1.534.011
(-) Payment of contributions	(416.221)	(59.960)	(470.788)	(490.533)	(35.148)	(441.760)
(-) Payment of the financial commitment	(228.265)			(1.393.906)
Others	(21.454)	6.797	30	38.803	(7.009)	223

Balance at December 31	4.037.560	165.544	11.750.801	3.982.439	121.130	10.820.393

	Parent Company

	2009			2008

	Pension Plan Defined Benefit	Pension Plan Variable Contrib.	Supplem. Health Care	Pension Plan Defined Benefit	Pension Plan Variable Contrib.	Supplem. Health Care

Balance at January 1	3.429.502	115.633	10.003.258	4.509.080	15.683	8.983.942
(+) Costs incurred in the period	654.413	83.069	1.317.298	732.570	133.728	1.434.214
(-) Payment of contributions	(381.682)	(43.245)	(445.911)	(450.442)	(33.778)	(414.895)
(-) Payment of the financial commitment	(215.166)			(1.393.906)
Others	(30)	29	30	32.200		(3)

Balance at December 31	3.487.037	155.486	10.874.675	3.429.502	115.633	10.003.258

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

The net expenditure with the pension and health care plans include the following components:

	Consolidated

	2009			2008

	Pension Plan Defined Benefit	Pension Plan Variable Contrib.	Supplem. Health Care	Pension Plan Defined Benefit	Pension Plan Variable Contrib.	Supplem. Health Care

Current service cost	329.002	105.677	149.811	448.888	161.826	197.686
Cost of interest:
• With a financial commitment agreement	369.524			83.770
• Actuarial	4.366.526	38.822	1.258.266	4.060.932	37.936	1.227.765
Estimated income from the plan's assets	(3.984.300)	(16.150)		(3.441.863)	(32.783)
Unrecognized amortization of actuarial (gains)/losses	2.043	370	(11.020)	3.959	(21)	104.645
Contributions by members	(372.315)	(43.084)		(362.082)	(107.162)
Unrecognized past service cost	23.407	6.756	4.138	25.087	77.046	4.138
Others	(12.826)	5.186	(29)	82.250	9.175	(223)

Net costs for the period	721.061	97.577	1.401.166	900.941	146.017	1.534.011

Related to present employees:
Absorbed in the costing of operating activities	198.543	44.936	223.440	252.163	73.043	272.848
Directly to income	152.992	51.778	177.783	270.361	72.970	212.189
Related to retired employees	369.526	863	999.943	378.417	4	1.048.974

Net costs for the period	721.061	97.577	1.401.166	900.941	146.017	1.534.011

	Parent Company

	2009			2008

	Pension Plan Defined Benefit	Pension Plan Variable Contrib.	Supplem. Health Care	Pension Plan Defined Benefit	Pension Plan Variable Contrib.	Supplem. Health Care

Current service cost	293.193	99.657	137.454	403.656	156.687	180.139
Cost of interest:
• With a financial commitment agreement	345.558			79.266
• Actuarial	4.080.500	36.976	1.176.078	3.799.444	36.641	1.146.066
Estimated income from the plan's assets	(3.732.587)	(15.529)		(3.239.012)	(31.542)
Unrecognized amortization of actuarial (gains)/losses						104.213
Contributions by members	(343.813)	(44.836)		(333.366)	(102.112)
Unrecognized past service cost	22.583	6.726	3.796	22.582	74.054	3.796
Others	(11.021)	75	(30)

Net costs for the period	654.413	83.069	1.317.298	732.570	133.728	1.434.214

Related to present employees:
Absorbed in the costing of operating activities	191.297	42.181	217.844	237.420	72.205	263.903
Directly to income	117.558	40.302	150.102	143.243	61.523	178.445
Related to retired employees	345.558	586	949.352	351.907		991.866

Net costs for the period	654.413	83.069	1.317.298	732.570	133.728	1.434.214

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

20.6Actuarial assumptions

The main assumptions adopted in the calculation for the Brazilian companies were the following:

Type	Current assumption

Benefit plan (pension and health care)	Defined benefit / Variable contribution and Supplementary health care benefits

Actuarial valuation method	Projected credit unit

Mortality table	AT 2000 *

Disability	ZIMMERMANN adjusted by GLOBALPREV and TASA 1927

Mortality table for disabled persons	AT 49 *

Pension plan turnover	0% p.a.

Multidisciplinary health care plan turnover	Average annual % of withdrawal - 0,768% p.a. **

Discount rate for the actuarial liability	Interest: 6,57% p.a. *** + inflation: 4,5% to 4,0% p.a. ****

Expected rate of return on the plan's assets	Interest: 6,74% p.a. + inflation: 4,5% p.a. ****

Growth in salary	2,295% p.a. + inflation: 4,5% to 4,0% p.a. ****

(*) Separated according to sex (male/female).
(**) Varies according to age and time of service.
(***) The Company uses a methodology for computing an equivalent actual rate from the future curve of return of the longest term government bonds, considering in the calculation of this rate the maturity profile of the pension and health care obligations.
(****) Decreasing inflation on a straight-line basis from 4,5% p.a. (2010) to 4.1% p.a. (2014) and stable at 4% p.a. from 2015 onwards.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

21 Employee and management profit-sharing

According to the provisions of current legislation, the employees’ participation in profits or results may be based on voluntary programs maintained by the companies or on agreements with employees or unions.

Accordingly, in 2009 Petrobras recorded a provision in the amount of R$ 1.495.323 in the consolidated financial statements (R$ 1.344.526 in 2008) and R$ 1.269.854 in the Parent Company (R$ 1.138.078 in 2008), for profit sharing of employees and management. The amount of the provision complies with the limits established by Resolution 10, of May 30, 1995 issued by the Council for Control of State Companies (CCE).

Management participation in the profits or results will be subject to approval at the General Shareholders’ Meeting to be held on March, 31, 2010, in accordance with articles 41 and 56 of the Company’s bylaws and specific federal regulations.

22 Shareholders’ equity

22.1 Subscribed and paid in capital

At December 31, 2009 and 2008 subscribed and fully paid-in capital in the amount of R$ 78.966.691 is represented by 5.073.347.344 common shares and 3.700.729.396 preferred shares, all of which are registered and have no par value.

The preferred shares are given priority in the event of capital reimbursement and the receipt of dividends of at least 3% (three percent) of the value of the net equity of the share, or 5% (five percent) calculated on the part of the capital represented by this type of shares, where the higher amount shall always prevail, on the same terms as the common shares, in the capital increases arising from the incorporation of reserves and profits. Preferred shares are not assured voting rights and are not convertible into common shares and vice versa.

The Management of Petrobras is proposing to the Special General Shareholders’ Meeting to be held jointly with the Annual General Shareholders' Meeting on April 22, 2010, a capital increase in the Company from R$ 78.966.691 to R$ 85.108.544, through capitalization of part of a profit reserve recorded in the amount of R$ 5.626.997, of which R$ R$ 899.376 is from statutory reserve and R$ 4.713.168 from a profit retention reserve, pursuant to article 199 of Law 6.404/76 and R$ 14.452 from part of a tax incentive reserve established in 2009, in compliance with article 35, paragraph 1, of Ordnance 2.091/07 of the State Ministry of National Integration, and capital reserve in the amount of R$ 514.856. This capitalization will be carried out without the issuing of new shares, pursuant to article 169, paragraph 1, of Law 6.404/76.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

22.2 Capital reserves

a) Tax incentives

It includes an incentive for investments in the North East, within the ambit of the Superintendency for Development of the North East (SUDENE), with a 75% reduction in the income tax due, calculated on the working profits of activities with incentives, in the amount of R$ 514.856 up till December 31, 2007, which may only be used to offset losses or to increase capital, as established in article 545 of the Income Tax Regulations.

The donations and subsidies for investment recorded in the accounting up to December 31, 2007 will be maintained in a capital reserve until they have been totally used.

22.3 Revaluation reserve

This reserve is formed as a result of revaluation of assets of property, plant and equipment, recorded by a jointly controlled subsidy and by affiliated companies of a subsidiary, in prior years.

The Company opted to maintain the balance of the respective revaluation reserves at December 31, 2007 until their total realization.

The realization of this reserve in 2009, proportional to the depreciation of the revalued assets, was fully transferred to retained earnings in the amount of R$ 9.934 (R$ 51.236 in 2008).

22.4 Profit reserves

a) Legal reserve

The legal reserve is formed through the appropriation of 5% of the net income for the year, as required by article 193 of the Brazilian Corporation Law.

b) Statutory reserve

The statutory reserve is formed through the appropriation of the net income for each year in an amount equivalent to at least 0,5% of the paid-in capital at year-end. This reserve is used to fund research and technological development programs. The balance of this reserve may not exceed 5% of the paid-in capital, according to article 55 of the Company’s bylaws.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

c) Tax incentive reserve

It is created through distribution of part of the results for the year equivalent to the tax incentives resulting from government donations or subsidies, pursuant to article 195-A of the Corporation Law. This reserve may only be used for absorbing losses or increasing capital.

In 2009, R$ 539.995 was earmarked from the results referring to the incentive for subsidies for investments in the Northeast and Amazônia, in the ambit of the Superintendencies for Development of the Northeast (SUDENE) and Amazonia (SUDAM), and R$ 14.452 referring to the realization of part of the deposits for reinvestments with its own funds.

d) Profit retention reserve

It is earmarked for capital budget investments, mainly in exploration activities and development of oil and gas production, pursuant to article 196 of the Brazilian Corporation Law.

In the proposal for distribution of results for the year ended December 31, 2009, withholding of profits is foreseen in the amount of R$ 18.573.027, where the portion of R$ 18.563.093 originating from the net income for the year and R$ 9.934 from the remaining balance of retained earnings, which is earmarked to partially meet the annual investment program established in the capital budget for fiscal year 2010, is be decided in a General Shareholders’ Meeting on April 22, 2010.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

22.5 Dividends

The shareholders are assured a minimum dividend and/or interest on shareholders’ equity of at least 25% of the adjusted net income for the year, calculated in accordance with article 202 of the Brazilian Corporation Law.

The proposal for the dividends for 2009, which is being submitted to the Board of Directors of Petrobras for approval by the shareholders at the General Shareholders’ Meeting to be held on April 22, 2010, in the amount of R$ 8.335.373, conforms to the rights guaranteed in the bylaws for preferred shares (article 5), distributing to the common and preferred shares, alike, the dividends calculated on the adjusted basic profit for this purpose, as presented below:

	2009	2008

Net income for the year (parent company)	29.313.418	36.469.549
Allocation:
Legal reserve	(1.465.671)	(1.823.477)
Tax incentive reserve	(554.447)	(557.185)

	27.293.300	34.088.887
Reversions/additions:
Revaluation reserve	9.934	51.236

Basic profit for determining the dividend	27.303.234	34.140.123

Proposed dividends, equivalent to 30,53% of the basic income - R$ 0.95 per share, (29,04% in 2008, R$ 1.13 per share after the splitting of the shares) as follows:
Interest on shareholders' equity	7.194.743	7.019.261
Dividends	1.140.630	2.895.446

Total proposed dividends	8.335.373	9.914.707

Less:
Interest on shareholder's capital paid in advance	(6.141.854)
Update of interest on shareholder's capital advance	(24.567)

	(6.166.421)

Balance proposed dividends	2.168.952	9.914.707

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

The proposed dividends as of December 31, 2009, in the amount of R$ 8.335.373, include interest on shareholders’ equity in the total amount of R$ 7.194.743, approved by the Board of Directors, as follows:

• On June 24, 2009, R$ 2.632.224, corresponding to R$ 0,30 per share, made available to the shareholders on November 30, 2009, based on the shareholding position at July 3, 2009;

• On September 21, 2009, R$ 1.754.815, corresponding to R$ 0,20 per share, distributed on December 21, 2009, based on the shareholding position at September 30, 2009;

• On December 17, 2009, R$ 1.754.815, corresponding to R$ 0,20 per share, made available on December 29, 2009, based on the shareholding position at December 18, 2009;

• On March 19, 2010, the final portion of interest on shareholders’ equity, to be made available based on the shareholding position as of April 22, 2010, the date of the Annual General Shareholders’ Meeting, which will decide on the subject, in the amount of R$ 1.052.889, corresponding to R$ 0,12 per common and preferred share, together with the dividends of R$ 1.140.630 corresponding to R$ 0,13 per common and preferred share.

The payments of interest on shareholders’ equity distributed in advance in 2009 will be discounted from the dividends proposed for this year, restated by the SELIC rate from the date of their payment until December 31, 2009. The dividends and the final payment of interest on shareholders’ equity will be paid on the date that is fixed in the Annual General Shareholders’ Meeting and their values will be monetarily restated according to the variation of the SELIC rate as from December 31, 2009 until the date for the beginning of payment.

The interest on shareholders’ equity is subject to the withholding of income tax at source of 15%, except for the shareholders that are immune and exempt, as established in Law 9.249/95. This interest was ascribed to the dividends for the year in the manner established in the Company’s bylaws, recorded in operating results, as required by the tax legislation, and were reversed against retained earnings, as stipulated by CVM Resolution 207/96, resulting in an income tax and social contribution tax credit in the amount of R$ 2.446.213 (R$ 2.386.549 in 2008).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

23 Legal proceedings and contingencies

23.1 Provisions for legal proceedings

Petrobras and its subsidiaries, in the normal course of their operation, are parties to legal proceedings involving labor, tax, civil and environmental issues. The Company recorded provisions for legal proceedings in amounts considered by its legal counsel and management as sufficient to cover probable losses. At December 31, 2009, these provisions are presented as follows, according to the nature of the corresponding lawsuits:

	Consolidated		Parent Company

	2009	2008	2009	2008

Social security contingencies	54.000	54.000	54.000	54.000
Tax proceedings

Total current liabilities	54.000	54.000	54.000	54.000

Labour grievances	101.768	96.640	14.956	13.233
Tax proceedings	122.536	141.677	1.766	1.592
Civil proceedings (*)	462.058	500.759	180.928	188.460
Other contingencies	158.589	151.250

Total non-current liabilities	844.951	890.326	197.650	203.285

Total contingencies	898.951	944.326	251.650	257.285

(*) Net of deposit in court, when applicable.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

Fishermen's Federation of Rio de Janeiro - FEPERJ

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all who proved they were fishermen when the accident happened. According to the records of the national fishermen’s registry, only 3.339 people were eligible to claim indemnification.

On February 2, 2007, a decision, partially accepting the expert report, was published and which, on the pretext of quantifying the amount of the conviction, established the parameters for the respective calculations which, through these criteria, would result in the amount of R$ 1.102.207. Petrobras appealed against this decision in the Superior Court of Rio de Janeiro, since the parameters fixed in the decision are contrary to those already defined by the Superior Court of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, a decision was published by the First Civil Chamber of the Superior Court of the State of Rio de Janeiro denying approval to the appeal by Petrobras and granting approval to the appeal by FEPERJ. Special appeals were lodged by Petrobras against this decision, which in a decision handed down on November 19, 2009 by the Superior Court of Justice, were considered fit to annul the court decision of the First Civil Chamber of the Superior Court of Rio de Janeiro.

Publication of the court decision is being awaited in order to evaluate whether new appeals will be lodged by FEPERJ, or whether they process will be returned to the Superior Court of Rio de Janeiro for a new hearing.

Based on the calculations prepared by the Company’s experts, the amount of R$ 42.208, updated to December 31, 2009, was maintained as representing the amount that the Company understand will be established at the end of the proceedings by the higher courts.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

National Agency of Petroleum, Natural Gas and Biofuel – ANP – Special participation in the Marlim field – Campos basin

On July 18, 2007, Petrobras was notified of the new Resolution of the Board of Directors of ANP, establishing the payment of new allocated amounts considered due in the calculation of the special participation in the Marlin field, retroactively to 1998, annulling the previous Resolution of the Board, which determined that Petrobras should make an additional payment of R$ 400.000 referring to the amounts that would have been underpaid, due to the use of a new calculation methodology initially defined by ANP.

Petrobras filed for a Writ of Security and obtained an injunction suspending the collection of the differences of the Special Participation mentioned in ANP Board Resolution 400/2007. The administrative collection that had been stayed through an injunction granted in a Writ of Security was resumed due to the dismissal of the Petrobras claim. The Company filed an appeal with the Civil Appeals Court and also filed for a temporary stay, both of which were awaiting a hearing by the court.

The judgment of the action in the lower court, which was unfavorable to the Company, was confirmed by the regional federal court in a court decision published on September 30, 2009, against which Petrobras has filed appeals to the higher courts in Brasilia. However, on account of the following agreement that was announced, the parties (Petrobras and ANP) are drawing up a joint petition for the closing of the process.

For the purpose of resolving the conflict resulting from the additional collection for special participation of the Marlim Field, Petrobras, the National Agency of Petroleum, Natural Gas and Biofuels (ANP) and the State of Rio de Janeiro, in the sphere of mediation with the Chamber of Conciliation and Arbitration of the Federal Public Administration of the General Advocacy of the Union (CCAF/AGU), reached an understanding for reviewing the calculation method adopted for restating the amount owed, as well as its settlement by the Company.

The amount, after the due revisions, was a balance of R$ 2.065.360 on the date of the agreement.

In addition to the consensus that the parties reached with respect to the new calculation methodology for the debt, the proposal by Petrobras sent to ANP also considers its settlement in 08 (eight) consecutive, monthly payments, restated by the benchmark (SELIC) rate, where 03 (three) payments have already been made, and there remains a balance payable on the total amount of R$ 1.321.702 as of December 31, 2009.

The payment in question definitively closes all and any legal and administrative litigation related to the issue.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

23.2Legal proceedings not provisioned

We present below the updated situation of the main legal proceedings with chances of possible loss:

Description	Current situation

Plaintiff: Porto Seguro Imóveis Ltda.

Nature: Civil

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the "loss" inflicted on the equity of Petroquisa, through the acts which approved the minimum sales price of its shareholding interest in the capital of the privatized companies.

On March 30, 2004 the Superior Court of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify the Petroquisa an amount equal to US$ 2.370 million, plus 5% as a premium and 20% as lawyers’ fees.

Petrobras filed a special, extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.

The Special Appeal offered by Porto Seguro, which sought to bar the processing of the Special Appeal by Petrobras was heard and dismissed in December 2009.

 The publication of this decision and judgment of the aforementioned Special Appeal through which Petrobras seeks to totally reverse the sentence is being awaited. Based on the opinion of its legal counsel, the company does not expect an unfavorable outcome to these proceedings.

If the situation is not reversed, the estimated indemnity to Petroquisa, including monetary correction and interest, would be R$ 16.026.052 as of December 31, 2009. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnity to Petroquisa, estimated at R$ 10.577.194, will not represent an actual disbursement from the Petrobras System. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintive, R$ 801.303 as a premium and R$ 3.205.210 as lawyers’ fees to Lobo & Ibeas Advogados.

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice related to withholding income tax (IRRF) calculated on remittances of payments for affreightment of vessels referring to the period from 1999 to 2002.
Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are awaiting a hearing. Maximum updated exposure: R$ 4.390.654

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

Description	Current situation

Plaintiff: Federal Revenue Inspectorate in Macaé Nature: Tax Interest and fines on import duty (II) and excise tax (IPI) - Sinking of the P-36 platform.
Lower court decision against Petrobras

A spontaneous appeal has been filed which is awaiting a hearing. Petrobras filed a writ of security and obtained a favorable decision to stay any tax collections until the investigations determining the reasons that caused the platform to sink have been concluded. The Federal Government/National Treasury has filed an appeal which is awaiting a hearing.

With the decision of the Maritime Court, the Company filed a tax debt annulment lawsuit and an injunction suspending collection of the tax.

Maximum updated exposure: R$ 375.306.

Plaintiff: SRP - Social Security Department

Nature: Tax

Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS which attributed joint liability to the company for the contracting of civil construction and other services.

Of the amount the company disbursed to guarantee the filing of appeals and/or obtaining of the debt clearance certificate from the INSS, R$ 114.998 is recorded as deposited in court, which could be recovered in the proceedings in progress, related to 331 tax efficiency notices amounting to R$ 363.293 at December 31, 2009. The Petrobras legal department classifies the chances of loss with respect to these deficiency notices as possible, as it considers the risk of future disbursement to be minimal.

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice referring to import duty (II) and excise tax (IPI), contesting the tax classification as Other Electricity Generation Groups for the importing of equipment belonging to the thermoelectric power station, Termorio S.A.

On August 15, 2006, Termorio filed in the Federal Revenue Inspectorate of Rio de Janeiro a refutation of this notice of infraction as it considers that the tax collecting classifications that were made were supported by a technical report from a renowned institute. In a session on October 11, 2007, the First Panel of Judges considered the tax assessment as invalid, overcoming one judge who voted for partial validity. The Federal Revenue Inspectorate filed an ex-officio appeal to the Taxpayers’ Council and this request has not yet been heard.

Maximum updated exposure: R$ 710.949.

Plaintiff: Federal Revenue Department

Nature: Tax

CIDE – Fuels. Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.
The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 1.149.354.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

Description	Current situation

Plaintiff: Federal Revenue Department Nature: Tax Withholding income tax (IRRF) on remittances for payment of petroleum imports.
The lower court considered the assessment to be groundless. There was an appeal by the Federal Revenue Department to the Taxpayers’ Council that was approved. Petrobras filed a spontaneous appeal which is awaiting a hearing.

Maximum updated exposure: R$ 865.666.

Plaintiff: Federal Revenue Department of Rio de Janeiro Nature: Tax Corporate income tax (IRPJ) and social contribution (CSLL) 2003 - Fine on arrears on payment made through voluntary disclosure.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 259.737.

Plaintiff: IBAMA Nature: Civil Non-compliance with the Settlement and Commitment Agreement (TAC) clause related to the Campos Basin, of August 11, 2004, for continuing to drill without prior approval.
Sentence handed down at the lower administrative level, ordering Petrobras to pay for non-compliance with the TAC. The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting judgment.

Maximum updated exposure: R$ 153.383.

Plaintiff: Federal Revenue Department Nature: Tax Payment of CIDE (Contribution for intervention in the economic domain) on importing propane and butane.
Concluded at the administrative level. It is awaiting the start of the tax foreclosure by the Federal Revenue Department. The Company obtained early legal relief suspending the demandability of the credit through the deposit for appeal, made through Guarantee Insurance.

Maximum updated exposure: R$ 189.228.

Plaintiff: Federal Revenue Department Nature: Tax Non payment of CIDE by Petrobras on imports of naphtha resold to Braskem.
The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which was transformed into inspections in the Company’s establishments.

Maximum updated exposure: R$ 1.915.410.

Plaintiff: State of Rio de Janeiro Nature: Tax ICMS - Sinking of Platform P-36.	Lower court decision favorable to Petrobras Appeal filed by the State of Rio de Janeiro and by Petrobras, with respect to the amount of the fees. By a majority decision the appeal of the State of Rio de Janeiro was approved and the appeal by the company was considered invalid. Petrobras invoked motions to reverse or annul the court decision, which are awaiting a hearing.

Maximum updated exposure: R$ 859.379.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

Description	Current situation

Plaintiff: State Finance Department of Rio de Janeiro Nature: Tax ICMS – LNG transfer operations in the ambit of the centralizing establishment.	Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers’ Council, which is awaiting a hearing. Maximum updated exposure: R$ 175.178.

Plaintiff: State of São Paulo Nature: Tax Termination of payment of ICMS on imports of natural gas from Bolivia.	The lower court considered the assessment to have grounds. The company filed a spontaneous appeal. Maximum updated exposure: R$ 736.367.

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória.

Nature: Tax

Not withholding and paying service tax (ISS) on offshore services.

Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.

The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. Of the municipalities with respect to those that have already exhausted the discussion (at the administrative level), only the municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and is defending itself, considering it paid the service tax (ISS) correctly, in the terms of Complementary Law 116/2003.

Maximum updated exposure: R$ 1.133.643.

Plaintiff: State Finance Department of Rio de Janeiro

Nature: Tax

Incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid.

The State Finance Department of Rio de Janeiro drafted notices of tax assessment as it understands that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011.
The Company presented administrative defenses with the aim of cancelling the assessments and the majority are still in the process of being heard. Maximum updated exposure: R$ 567.747.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

Description	Current situation

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax assessment notice received by Companhia Locadora de Equipamentos Petrolíferos (CLEP), referring to questioning related to the rate of Income Tax Withheld at Source and Tax on Financial Operations (IOF), applicable to the issuing of securities abroad. Possibility of applying the Brazil – Japan Treaty (Dec. 61.889/67).

On July 16, 2009 CLEP received a tax assessment notice.

On August 14, 2009, CLEP filed a refutation of this tax assessment notice in the Regional Federal Revenue Office of Rio de Janeiro.

On September 3, 2009 the process was remitted to the Control and Hearing Service – DRJ.

Maximum updated exposure: R$ 325.742.

Plaintiff: State Finance Department of São Paulo

Nature: Tax

Termination of collection of ICMS and a fine for importing and non-compliance with an accessory obligation Temporary admission – Drilling rig - Admission in Sao Paulo - Customs clearance in Rio de Janeiro. (ICMS agreement 58/99).
The lower court considered the assessment to have grounds. A spontaneous appeal was lodged on December 23, 2009, which is awaiting a hearing. Maximum updated exposure: R$ 2.252.487.

Plaintiff: Finance and Planning Department of the Federal District. Nature: Tax Payment of ICMS due to omission on exit (Inventories).	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 177.566.

23.3 Processes for small amounts

The Company is involved in a number of legal and administrative proceedings with expectations of possible losses, whose total reaches R$ 525.511, broken down as follows: R$ 129.186 for civil actions, R$ 251.896 for labor actions and R$ 144.429 for tax actions.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

23.3.1 Environmental questions

The company is subject to various environmental laws and regulations that regulate activities involving the unloading of oil, gas and other materials and that establish that the effects on the environment caused by the company’s operations must be remedied or mitigated by the company. We present below the updated situation of the main environmental proceedings with chances of possible loss.

In 2000, an oil spill at the São Francisco do Sul Terminal of the Presidente Getúlio Vargas Refinery (Repar) discharged approximately 1,06 million gallons of crude oil into the surrounding area. At that time approximately R$ 74.000 was spent to clean up the affected area and to cover the fines applied by the environmental authorities. There is the following lawsuit with respect to this spill:

Description	Current situation

Plaintiff: AMAR - Association for Environmental Defense of Araucária Nature: Environmental Indemnification for moral and property damages to the environment.
No decision handed down in the lower court. It is awaiting the start of the expert investigation to quantify the amount.

Maximum updated exposure: R$ 127.911.

The court determined that this suit and the suit brought by the Paraná Environmental Institute (IAP) are heard together.

Plaintiff: Federal Public Attorney’s Office and Public Attorney’s Office of the State of Paraná Nature: Environmental Indemnification for moral damages.	No decision handed down in the lower court. Maximum updated exposure: R$ 4.866.538.

In 2001, the Araucária - Paranaguá oil pipeline ruptured as a result of an earthquake, causing a spill of approximately 15.059 gallons of fuel oil into a number of rivers in the State of Paraná. At that time, services to clean the river surfaces were performed, recovering approximately 13.738 gallons of oil. As a result of the accident the following suit was filed against the Company:

Description	Current situation

Plaintiff: Paraná Environmental Institute (IAP) Nature: Environmental Fine applied for alleged environmental damages.
Appeal by Petrobras dismissed at the 2nd administrative level. It is awaiting the beginning of the Tax Foreclosure in order to present a defense in court.

Maximum updated exposure: R$ 132.043.

The court determined that this suit and the suit brought by AMAR are heard together.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident the following suit was filed against the Company:

Description	Current situation

Plaintiff: Federal Public Attorney’s Office - Rio de Janeiro Nature: Civil Indemnification for environmental damages - P-36.
As published on May 23, 2007 the claim was considered partially to have grounds and Petrobras was ordered to pay damages in the amount of R$ 100.000, for the damage caused to the environment, to be restated monthly with 1% interest on arrears as from the date on which the event occurred. Petrobras filed a civil appeal against this decision which is awaiting a hearing.

Maximum updated exposure: R$ 249.074.

23.4 Asset contingencies

23.4.1 Recovery of PIS and COFINS

Petrobras and its subsidiaries Gaspetro, Transpetro and Refap filed a civil suit against the Federal government before the judiciary of Rio de Janeiro, referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article 3 of Law 9.718/98 is unconstitutional. On January 9, 2006, in view of the final decision by the Federal Supreme Court, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At December 31, 2009, the amounts of R$ 2.206.929 for Petrobras, R$ 71.782 for Gaspetro, R$ 27.481 for Transpetro and R$ 13.718 for Refap, with respect to the aforementioned suits, are not reflected in the financial statements due to the absence of a definitive favorable decision.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

23.4.2 Litigations abroad

a) In the United States - P-19 and P-31

On July 25, 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company since 1997. A court decision by the Federal Court of the Southern District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt related to the performance bond, totaling approximately US$ 370 million. However, an appeal filed by the insurance companies removed the obligation by the insurance companies with respect to payment of the fine, legal fees and costs, thus reducing the amount of the indemnity to US$ 245 million.

On July 21, 2006, the US court handed down an executive decision, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

b) In London - P-36

In relation to the sinking of Platform P-36 in 2001, in the contracts related to the building of the platform, Brasoil and Petrobras, in accordance with a mechanism agreed to contractually, were obliged to deposit the compensation, in the event of a claim, in favor of a security agent for payment to the creditors. Litigation filed by creditors of part of these payments, which Brasoil and Petrobras understand to be their rights, is in progress in the London courts.

At the current stage of the litigation, Petromec, the contractual party involved, filed a claim against Brasoil and Petrobras on September 29, 2008 in the amount of US$ 154 million, plus interest. The defense for Brasoil and Petrobras should be filed in the first quarter of 2010. The hearing of Petromec’s claim should take place in the period between 2010 and 2011.

c) Other litigation for indemnification

In the construction/conversion of ships into vessels for Floating Production, Storage and Offloading (FPSO) and Floating, Storage and Offloading (FSO), Brasoil transferred financial resources in the amount of US$ 633 million, equivalent to R$ 1.102.929 at December 31, 2009 (R$ 1.460.583 at December 31, 2008) directly to its suppliers and subcontractors, with the aim of avoiding delays in the construction/conversion of vessels and, consequently, losses to Brasoil.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

Based on the opinions of Brasoil’s legal advisers, these expenditures are liable to reimbursement by the constructors, which is the reason why litigations for financial indemnification were filed in international courts. However, conservatively, the portion of this balance not covered by real guarantees, in the amount of US$ 561 million, equivalent to R$ 977.490 at December 31, 2009 (R$ 1.292.222 at December 31, 2008) is recorded as an allowance for doubtful accounts.

24 Commitments assumed by the energy segment

24.1 Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201,9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and shall be renewed until the total contracted volume has been consumed.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81.409 (equivalent to R$ 141.685 at December 31, 2009) referring to the volumes not transported, the credits for which will be realized through the drawing of future volumes.

The commitments for purchase of gas up to the end of the agreement represent annual average volumes of 24 million cubic meters per day.

In the fourth quarter of 2009 Petrobras and YPFB signed a contractual addendum which regulates the payment of additional amounts to YPFB referring to the quantity of liquids (heavy hydrocarbons) present in the natural gas imported by Petrobras from YPFB through a Gas Supply Agreement (GSA). The addendum establishes additional amounts between US$ 100 million and US$ 180 million per year, applied to the volumes of gas delivered as from May 2007. With respect to 2007, the obligation for additional payment by Petrobras was recorded as a provision and was settled in February 2010. The payment of the amounts referring to subsequent years will only be due after compliance with a condition precedent established in the addendum, which will demand additional negotiations with YPFB.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

25 Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency (ANP) in the total amount of R$ 4.100.403 for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 3.555.688, net of commitments already undertaken, remaining in force. Of this amount, R$ 2.975.888 corresponds to a lien on the oil from previously identified fields already in production, and R$ 579.800 refers to bank guarantees.

26 Segment reporting

Petrobras is an operationally integrated company and the major part of the production of petroleum and gas from the Exploration and Production Department is transferred to other departments of Petrobras.

In the statements by business segment, the Company’s operations are presented according to the new organization and management structure approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following departments:

a) Exploration and Production: This comprises, through Petrobras, Brasoil, PNBV, PifCo, PIB B.V., BOC, the Real Estate Investment Fund and Special Purpose Entities, the activities of exploration, production and development and production of oil, LNG ( liquefied natural gas) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and the selling of surplus petroleum and byproducts produced in their natural gas processing plants.

b) Supply: This comprises, through Petrobras, Downstream (Refap), Transpetro, Petroquisa, PifCo, PIB B.V., Refinaria Ipiranga, Quattor Participações and PNBV, Refinaria Abreu Lima and Special purpose Entities, the activities of refining, logistics, transport and selling of oil products, petroleum and alcohol, as well as holding interests in petrochemical companies in Brazil and in two fertilizer plants.

c) Gas and Energy: This comprises, through Petrobras, Gaspetro, Petrobras Comercializadora de Energia, Petrobras Distribuidora, PifCo, GNL do Nordeste, Brasil PCH, Specific Purpose Entities and Thermoelectric Power Stations, the transport and trading of natural gas produced in Brazil and imported, as well as the transport and trading of LNG that is imported, the generation and trading of electric power, and holding interests in national gas transporters and distributors and in thermoelectric power stations.

d) Distribution: It is responsible for the distribution of oil products, fuel alcohol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

e) International: It comprises, through PIB B.V., PifCo, 5283 Participações, BOC and Petrobras, the activities of exploration and production of oil and gas, of supply, of gas and energy, and of distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other departments, notably those linked to corporate financial management, the overheads related to central administration and other expenses, including actuarial expenses related to the pension and health care plans for retired employees and pensioners, are allocated in the corporate agencies group. The business dealings with biofuels, represented mainly by the operations of Petrobras Biocombustível are also included in this group.

The accounting information per business segment was prepared based on the assumption of controllability, for the purpose of attributing to the business sectors only those items over which these segments have effective control.

27 Derivative financial instruments, hedge and risk management activities

The company is exposed to a series of market risks arising from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the company’s financial assets and liabilities or future cash flows and profits.

27.1 Risk management objectives and strategies

Petrobras has a global risk management policy that it is being developed under the management of the Company’s officers. In 2004, the Executive Committee of Petrobras set up the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the objective of assuring integrated management of exposures to risks and formalizing the main guidelines for the company’s operation, aims at concentrating information and discussing actions for risk management, facilitating communication with the executive offices and the board of directors in aspects related to best corporate governance practices.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the Company may attain its strategic goals.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

In addition to assuring adequate protection for its fixed assets, facilities, operations and officers and orientating financial, tax, regulatory, market and loan exposure evaluations, amongst others, the Petrobras risk management policy seeks to make explicit its character of complementariness to its structural actions, which will create solid economic and financial grounds, capable of assuring that the opportunities for growth will be taken advantage of, even in adverse external circumstances.

27.2 Market risk management of oil and oil products

a) Hedge policy

Considering that the Company’s business plan uses conservative price assumptions and the fact that, in normal conditions, price fluctuations of commodities do not present a substantial risk to carrying out its strategic objectives, Petrobras maintains exposure to the price cycle and does not use derivatives for hedging systemic operations, i.e. the purchase or sale of goods with the purpose of meeting the operating needs of the Petrobras System.

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Risk Management Committee. If hedge is indicated, in scenarios with a significant probability of adverse events, the hedge strategy should be carried out with the aim of protecting the Company’s solvency and liquidity, considering an integrated analysis of all the Company’s risk exposures and assuring the execution of the corporate investment plan.

Following the assumption of considering only the consolidated net exposure of the price risk of oil and oil products, the operations with derivatives, generally, are limited to protecting the results of transactions carried out on the international market for physical goods, i.e. hedge operations are those where the positive and negative changes are totally or partially offset by the opposite result in the physical position.

b) Main transactions and future commitments that are the object of hedge

The main hedge operations carried out by the companies of the Petrobras System are intended to protect the expected results of the transactions performed abroad.

Accordingly, the hedges are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

c) Parameters used for risk management and results obtained with respect to the proposed objectives

The main parameters used in risk management for variations of Petrobras’ oil and oil product prices are the cash flow at risk (CFAR) for medium-term assessments, and Value at Risk (VAR) and Stop Loss for short-term assessments. Corporate limits are defined for VAR and Stop Loss.

The hedges settled in 2009 corresponded to approximately 17% of the traded volume of imports and exports from Brazil plus the total volume of the products traded abroad, opposite (40%) during the period from January to December 2008.

d) Criteria for determining fair value

The fair value of the derivatives for oil and oil products is determined through prices quoted on the market (without adjustments) for similar assets or liabilities.

e) Notional and fair values and values at risk of the portfolio

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), Intercontinental Exchange, BP North America, Chicago, Morgan Stanley and TOTAL S.A.

At December 31, 2009, the portfolio for commercial operations carried out abroad, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 26.091 million.

The following table summarizes the information on the contracts in force for derivatives for oil and oil products.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

Derivatives for oil and oil products

	Consolidated

	Notional value in thousands of bbl*		Fair value recorded in the accounting R$ thousand **		Maturity

	12.31.2009	12.31.2008	12.31.2009	12.31.2008

Futures contracts	(8.510)	(5.205)	(38.234)	81.590	2010

Purchase commitments	25.882	4.218
Sale commitments	(34.392)	(9.423)

Options contracts	(1.150)		(1.800)		2010

	(550)		(1.600)

Buy		220
Bidding position	(550)	(220)
Short sale
	(600)		(200)

Sell	250	320
Bidding position	(850)	(320)
Short sale

Forward contracts	(1.075)	(442)	(7.129)	1.348	2010

Long position	987	2.530
Short position	(2.062)	(2.972)

Total recorded in other current assets and liabilities			(47.163)	82.938

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

	Parent company

	Notional value in thousands of bbl*		Fair value recorded in the accounting R$ thousand **		Maturity

	12.31.2009	12.31.2008	12.31.2009	12.31.2008

Futures contracts	162	(661)	(2.329)	26.606	2010

Purchase commitments	10.683	158
Sale commitments	(10.521)	(819)

Options contracts	(1.150)		(1.800)		2010

Buy	(550)		(1.600)

Bidding position		220
Short sale	(550)	(220)
Sell	(600)		(200)

Bidding position	250	320
Short sale	(850)	(320)
Forward contracts	101	(600)	192	9.921	2010

Long position	276	978
Short position	(175)	(1.578)

Total recorded in other current assets and liabilities			(3.937)	36.527

* A negative notional value represents a sale position
**Negative fair values were recorded in liabilities and positive fair values in assets.

f) Gains and losses in the current year

	Consolidated		Parent Company

Derivatives for oil and oil products	2009	2008	2009	2008

Gain (loss) recorded in results	(298.662)	729.458	171.855	30.384
Gain (loss) recorded in shareholders' equity

g) Value and type of margins given in guarantee

The guarantees given as collateral generally consist of deposits. At December 31, 2009, the balances of the margins given for the coverage of commodity derivatives traded on the stock exchanges and over-the-counter market of the Parent Company and Consolidated were R$ 120.212 and R$ 243.407, respectively.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

h) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the derivatives for oil and oil products. The probable scenario is the fair value at December 31, 2009. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Consolidated

	Risk	Probable scenario at 12.31.2009	Possible Scenario ( Δ of 25%)	Remote Scenario ( Δ of 50%)
Market derivatives for oil and oil products

Brent	Fall in Brent Oil	23.252	(102.160)	(227.573)
Diesel	High of Diesel	(10.204)	(107.617)	(212.526)
Dubai	Fall in Dubai Oil	1.032	(3.398)	(7.829)
Gasoline	High of Gasoline	(11.475)	(85.209)	(162.860)
Naphtha	Fall of naphtha	339	(2.972)	(6.284)
Fuel oil	High of Fuel Oil	(17.081)	(107.381)	(197.681)
WTI	High of WTI Oil	(21.587)	(148.206)	(286.962)

27.3 Management of exchange risks

a) Hedge policy

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, Petrobras seeks to identify and address them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the hedge.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses. In the specific case of exchange variation inherent to contracts where the cost and remuneration involve different currencies, this hedge is provided through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodic analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain obligations of the Company.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

The subsidiary Petrobras Distribuidora carries out exchange hedge operations for covering the trading margins inherent to exports (aviation segment) for foreign clients. The purpose of the operation, contracted concomitantly with the definition of the cost of the products exported, is to assure that the trading margins agreed to with the foreign clients are maintained during the period of validity of the negotiated prices, as well as during the commercial term for payment. The internal policy limits the volume of exchange hedge operations to the volume of products exported.

REFAP has a policy of using swaps (US$ vs. CDI) for reducing exchange exposure. The Exchange Hedge Committee evaluates the risks that the Company is exposed to and recommends carrying out operations for contracting exchange hedge for future settlement at the cost of the Interbank Deposit Certificate (CDI), plus the exchange coupon. The exclusive purpose of the policy is to reduce exchange exposure.

Refinaria de Petróleo Riograndense uses an exchange hedge operation, through NDFs (Non-deliverable forwards), to assure the margin in its refining activities. This occurs because the Refinery makes oil purchases according to the quotation of the barrel on the international market, translated into Reais based on the exchange rate of the US dollar on the day of effective payment to the supplier, regardless of whether this oil is Brazilian or imported. On the other hand, it sells the main quantities of its refining directly in Reais, especially because of the market characteristics of diesel and gasoline. Accordingly, the purpose of the hedge is to mitigate the risks of exchange volatility at the time of settlement of the purchase of petroleum.

b) Main transactions and future commitments that are the object of hedge

In September 2006, the Company, through its subsidiary PifCo, contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term. For this relationship between the derivative and the loan, the Company adopted hedge accounting.

Petrobras Distribuidora is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. For the aviation segment, which represents 98 % of the operations contracted for the period, the term of exposure is three months on average and the hedge is contracted concomitantly with the definition of the cost of the exported aviation kerosene, thus fixing and assuring the trading margin. In the period in question operations were contracted in the amount of US$ 309.6 million.

At December 31, 2009, REFAP did not have any outstanding transactions with derivatives.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

c) Parameters used for risk management and results obtained with respect to the proposed objectives

The hedge known as a cross currency swap complies with CVM Resolution 566/08 which approved CPC 14 - Financial Instruments: Recognition, Measurement and Evidence.

The Company decided to qualify its cash flow cross currency hedging. Upon the contracting of hedge and during its term, it is expected that the cash flow hedge will be a highly effective in offsetting the cash flows attributable to the hedge risk during the term of the operation. The changes in the fair value, in the measure of the effectiveness of the hedge, tested quarterly, are stated in other comprehensive retained earnings, until the cash flow of the item subject to hedge is realized.

Petrobras Distribuidora is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. The hedge is contracted concomitantly with the definition of the cost of the exported products, thus fixing and guaranteeing the trading margin. The Company’s policy is to contract hedge up to the maximum of 100% of the volume exported.

The volume of hedge contracted for international billing in 2009 represented 66% of all the volume exported by the Petrobras Distribuidora in the year. The settlements of all the operations that matured between January 1 and December 31, 2009 generated a positive result for the Company of R$ 38.088.

Ipiranga Asfaltos also contracted NDFs in the short position in dollars to guarantee revenues in Reais from foreign clients with credit cards. In 2009 operations were contracted in the total amount of US$ 3,9 million. In the same period, the settlements that occurred generated a positive result of R$ 365.

d) Criteria for determining fair value

The fair value of the derivatives is calculated based on usual market practices, using the closing values of the interest rates in Yens, US dollars and Reais for all the period of the contracts.

e) Notional and fair values and values at risk of the portfolio

The table below summarizes the information on the derivative contracts in force. The derivative transactions take into consideration the approved limits and credit balance for each institution in accordance with the regulatory orientations and procedures established by the Company. The main counterparties of these operations are: Citibank, HSBC, Bradesco and BNP Paribas and Barclays.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

Foreign currency derivatives

	Consolidated

	Notional value in $ thousand		Fair value R$ **		Maturity	Value at Risk R$ *

	12.31.2009	12.31.2008	12.31.2009	12.31.2008

Dollar forward contracts

Short position (USD)	75.898	67.506	1.722	(3.823)	2010	1.745

	75.898	67.506	1.722	(3.823)

Swaps

Cross Currency Swap			112.863	110.489

Asset position					2016	38.483

Average rate of receipt (JPY) = 2.15% p.a.	35.000.000	35.000.000	710.604	978.268
Liability position
Average rate of payment (USD) = 5.69% p.a.	297.619	297.619	(597.741)	(867.779)

			114.585	106.666

Value at Risk = maximum expected loss in 1 day with 95% reliability under normal market conditions. Unaudited.
**Negative fair values were recorded in liabilities and positive fair values in assets.

f) Gains and losses in current the year

	Consolidated		Parent Company

Foreign currency derivatives	2009	2008	2009	2008

Gain (loss) recorded in results	(74.173)	(58.368)
Gain (loss) recorded in shareholders' equity	26.861	(69.683)

g) Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

h) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives. The probable scenario is the fair value at December 31, 2009. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Consolidated

Foreign currency derivatives	Risk	Probable scenario at 12.31.2009	Possible Scenario ( Δ of 25%)	Remote Scenario ( Δ of 50%)	VAR*

Dollar forward contracts	Appreciation of the dollar against the real	2.410	(30.680)	(63.770)	1.745
Cross Currency Swap	Depreciation of the yen against the dollar	112.863	(29.257)	(124.005)	38.483

* Value at Risk = maximum expected loss in 1 day with 95% reliability under normal market conditions. Unaudited.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

27.4 Management of interest rate risks

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt. The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the Libor and the debt expressed in reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Central Bank of Brazil. Currently, the Company does not use derivative financial instruments to manage its exposure to floating interest rates.

27.5 Financial instruments

During the normal course of its business dealings the Company uses various types of financial instruments.

a) Credit concentration risk

A significant portion of the Company’s assets, including financial instruments, is located in Brazil. The Company’s financial instruments that are exposed to credit concentration risk are, mainly, cash and cash equivalents, government bonds, accounts receivable and futures contracts.

The Company adopts a number of measures to decrease its exposure to credit risks to acceptable levels.

b) Market fair value

The market fair value of financial instruments is determined based on published market prices or, in the absence thereof, on the present value of expected cash flows. The market fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values. The market fair value of the long-term assets and liabilities closely approximates their carrying value.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

c) Sensitivity analysis

The following sensitivity analysis was conducted for the market risk considering the fair value of foreign currency loans and financial investments. The probable scenario is the fair value at December 31, 2009, the possible and remote scenarios present the variation of the fair value based on the deterioration of the risk variable by 25% and 50%, respectively, with respect to the same date.

		Consolidated

	Risk	Probable scenario at 12.31.2009	Possible Scenario ( Δ of 25%)	Remote Scenario ( Δ of 50%)
Foreign currency derivatives *

Real[1]	Appreciation of the dollar against the Real	25.547.384	6.386.846	12.773.692
Dollar	Appreciation of the dollar against the Real	39.489.206	9.872.302	19.744.603
Euro	Appreciation of the Euro against the Real	81.394	20.349	40.697
Yen	Appreciation of the yen against the Real	2.189.296	547.324	1.094.648

		67.307.280	16.826.820	33.653.640

1 - Financing in local currency to the parameter of the dollar variation

		Consolidated

	Risk	Probable scenario at 12.31.2009	Possible Scenario ( Δ of 25%)	Remote Scenario ( Δ of 50%)
Financial investment

In foreign currency	Appreciation of the real against the dollar	6.923.187	(1.730.797)	(3.461.594)

		6.923.187	(1.730.797)	(3.461.594)

* The isolated sensitivity analysis of the financial instruments does not represent the Company’s net exposure to exchange risk. Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible exchange variations is not considered material.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

28 Insurance

For protection of its patrimony, Petrobras has the basic philosophy of transferring, through taking out insurance, the risks that, in the event of their occurrence, may cause losses that significantly impact the Company’s patrimony, as well as the risks subject to obligatory insurance, whether through legal or contractual provisions. The other risks are subject to self-insurance, with Petrobras intentionally assuming the full risk through absence of insurance. The Company assumes an expressive portion of its risk, contracting deductible amounts that may reach an amount equivalent to US$ 50 million.

The risk assumptions adopted are not part of the scope of an audit of financial statements. Accordingly, they were not examined by our independent auditors.

The main information concerning the insurance coverage in force as of December 31, 2009 may be presented as follows:

		R$ Insured amount

Assets	Types of coverage	Consolidated	Parent Company

Facilities, equipment and products in stock	Fire and operating risks	124.488.532	99.853.676

Tankers and auxiliary vessels	Hulls	1.825.822

Fixed platforms, floating production systems and offshore drilling units	Petroleum risks	40.583.132	16.180.214

Total		168.897.486	116.033.890

Petrobras does not take out insurance for loss of earnings, control of wells and control of the pipeline network in Brazil. Considering its financial size and its commitments and investments in the areas of health, environment and security and quality, Petrobras, similarly to petroleum companies of a similar size, retains a significant portion of its risk, including through the increase in its deductible amounts, which may reach US$ 50 million.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

29 Security, environment and health

In 2009, Petrobras’ main security, environment and health indexes were compatible with the best companies in the sector worldwide and in the period it did not register any significant occurrence of oil spillage affecting the environment.

Petrobras continually invests in training and development of new technologies aimed at accident prevention and the safety and health of its employees, which contributed to the fact the Company continued for one more year – the fourth year in a row – to be among the companies that compose the Dow Jones Sustainability Index (DJSI).

The Company’s total expenditure on security, environment and health (SMS), considering investments and operations, reached the amount of R$ 4.488.004 in 2009, of which R$ 2.238.734 was spent on security, R$ 1.875.065 was spent on the environment and R$ 374.203 was spent on health, where the expenses with multidisciplinary health assistance (AMS) and support for outside environmental programs and/or projects are not included.

This total included the expenditures made through PEGASO (Program for Excellence in Environmental Management and Operating Security), which, between investments and operations, totaled R$ 598.577 in the year.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

30 Pronouncements, interpretations and orientations that will come into force in 2010

Within the process of convergence of accounting practices adopted in Brazil with international standards (IFRS) 26 pronouncements, 12 interpretations and 1 orientation have been issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM) during 2009 to be applied as from fiscal year 2010, among which the following are highlighted:

a) CPC 15 – Business Combinations

It establishes that the acquiring company should recognize the acquired assets and liabilities resulting from a business combination at their respective fair values, valued on the date of acquisition.

b) CPC 18 – Investments in Affiliated Companies and Subsidiaries

It specifies how the investments in affiliated companies should be recorded in the individual and consolidated financial statements of the investor and how investments in subsidiaries should be recorded in the financial statements of the parent company, where the innovation is the elimination on the part of the investor of profits and losses resulting from upstream and downstream transactions between the investor (including its consolidated subsidiaries) and the affiliated company or subsidiary.

c) CPC 19 – Investment in Joint-Ventures

It specifies how to record the interests in joint ventures and the disclosure of the assets, liabilities, revenues and expenses of these joint ventures in the financial statements of the investors, emphasizing that the investor only presents the gains and losses resulting from transactions with the joint venture that are attributable to the participation of the other entrepreneurs.

d) CPC 20 – Costs of Loans

It defines which costs of loans are directly attributed to the acquisition, construction or production of qualifiable assets for their capitalization to form part of the cost of these assets. Additionally, it permits capitalization of costs of loans without a specific destination, through an average weighted rate of the costs of the loans that were in effect in the period.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

e) CPC 26 – Presentation of the Financial Statements

It defines the basis for presentation of the financial statements in order to ensure comparison with prior periods of the same entity, as well as the financial statements of other entities, introducing the comprehensive income statement as the main innovation.

f) ICPC 10 – Interpretation of Initial Application to Property, Plant and Equipment and to Property for Investment of CPC Technical Pronouncements 27, 28, 37 and 43

Among the various explanations, it stresses the process for initial and periodic review of the depreciation rates for property, plant and equipment and the necessary requisites for this review.

In light of the above, the Company is in the process of evaluating the potential effects with respect to these pronouncements and interpretation, as well and as the other pronouncements, interpretations and orientations issued during 2009 on the financial statements for the year ended December 31, 2009 to be presented for comparison purposes with the financial statements for the year ending December 31, 2010.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

31 Subsequent Events

31.1 Investment agreement between Petrobras, Petroquisa and Odebrecht

On January 22, 2010 an investment agreement was entered into between Petrobras, Petroquisa and Odebrecht, which establishes that the operation for integration of the petrochemical interests will be carried out through the following stages: (i) the formation of a holding company, BRK Investimentos Petroquímicos S.A. (BRK), which will hold all the common shares issued by Braskem currently held by Odebrecht, Petroquisa and Petrobras; (ii) financial resources allocated in BRK, to be made in cash by Odebrecht and Petrobras; (iii) a capital increase from Braskem to be made in the form of a private subscription by its shareholders; (iv) acquisition by Braskem of the shares of Quattor held by Unipar; and (v) acquisition by Braskem of 100% of the shares of Unipar Comercial e Distribuidora S.A. (Unipar Comercial) and of 33,33% of the shares of Polibutenos S.A. Indústrias Químicas (Polibutenos); (vi) incorporation by Braskem of the shares of Quattor held by Petrobras and Petroquisa.

Also on this date, Odebrecht, Petrobras, Petroquisa and Braskem executed an association agreement, the purpose of which is to regulate its commercial and corporate relationship in the Petrochemical Complex of the State of Rio de Janeiro (COMPERJ) and in the Petrochemical Complex of Suape (Suape Complex). The joint-venture agreement establishes that Braskem will assume the companies that develop the first and second petrochemical generations of COMPERJ, and that it will also gradually acquire a share in the companies that develop the businesses of the Suape Complex, in the terms and conditions agreed upon in the joint-venture agreement. These transactions are in harmony with the interests of Odebrecht and Petrobras to integrate their petrochemical interests in Braskem.

In continuation of its restructuring operation, on February 11, 2010, W.B.W., a wholly owned subsidy of Petroquisa, the holder of 31% of the voting capital of Braskem, was taken over by BRK. With this transaction, Odebrecht and Petrobras have begun the process for concentrating all their common shares issued by Braskem in BRK. As a result, BRK is now the holder of common shares issued by Braskem corresponding to 93,3% of its voting capital.

Not later than April 5, 2010, Petrobras will transfer R$ 2,5 billion to BRK, which will participate with R$ 3,5 billion in the capital increase of Braskem.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In thousands of reais)

31.2 Petrobras Biocombustível acquires an interest in an ethanol refinery

In January 2010, Petrobras Biocombustível paid R$ 65 million into the capital of Total Agroindústria Canavieira S.A., in accordance with a commitment established in the Minutes of the Special Shareholders’ General Meeting of December 22, 2009, for paying in the amount of R$ 150 million until March 2011, when it will then hold 40,4% of the capital.

This initiative, in line with strategic planning for 2009-2013, inserts the Company in the ethanol market. The partnership will make it viable to expand the refinery to a total capacity of 203 million liters per year, with surplus electric power of 38,5 MW for trading, generated through the use of sugar cane bagasse.

31.3 Second drawdown of financing with the China Development Bank

On February 10, 2010, Petrobras made the second drawdown in the amount of US$ 2 billion with respect to the financing agreement entered into with the China Development Bank Corporation (CDB) on November 3, 2009.

31.4 Auctions for sale of natural gas in short-term contracts

On March 16, 2010 Petrobras held the tenth electronic auction for natural gas, in which 16 natural gas distributors participated and bid for 6,87 million cubic meters per day. The sales were made in sub markets defined using the logistics characteristics of each region, where what is new is the gas interconnection of the Southeast and Northeast regions through Gasene, a gas pipeline which, according to Management’s estimates, will enter into commercial operation in April 2010.

Petróleo Brasileiro S.A. - Petrobras

Additional information over Exploration and Production activities of Petroleum and Gas (Unaudited)

(In thousands of reais)

Information on reserves

The net proven reserves of petroleum and gas were estimated by the Company in conformity with the concepts of reserves defined by the Securities and Exchange Commission, in accordance with ASC Topic 932 - Disclosures on Activities Related to the Production of Petroleum and Gas (substitute SFAS 69).

The oil and gas proved reserves correspond to the estimated quantities of crude oil, natural gas and condensed gas that, through the analysis of geo-engineering data, may be estimated with reasonable certainty, and is considered commercial, from a known reserve, under defined economic conditions, known operation methods and in a valid regulatory situation, on a determined date.

The developed proved reserves correspond to the quantities of hydrocarbons that it is expected to recover from existing projects of exploitation of oil and gas through wells with the existing operating equipment and methods. Proved undeveloped reserves correspond to the volumes of hydrocarbons that it is expected to recover as a result of future investments in drilling of wells and in additional equipment.

The estimate for reserves includes inherent uncertainties of the business and, accordingly, changes may occur in the measure that our knowledge increases through the acquisition of new information.

In 2009, the Company presented a significant appropriation of proved reserves due to the increase in the international price for petroleum and the results obtained in already existing fields, through projects that aimed at increasing recovery from these fields. In the estimates of reserves, the volumes of the pre-salt reserves of the Santos Basin, which are being evaluated, were not considered; however, the pre-salt reserves of Espírito Santo are contributing with 182 million barrels of oil, equivalent to the proved reserves.

In the international proved reserves for 2009, the reserves of Bolivia are not being included, in compliance with the requirements of the New Political Constitution of the State (NCPE), which prohibits the annotation and recording of oil and gas reserves by private companies in that country.

Petróleo Brasileiro S.A. - Petrobras

Additional information over Exploration and Production activities of Petroleum and Gas (Unaudited)

(In thousands of reais)

The net oil and gas proved reserves estimated by the company are presented in the following table:

	Petroleum (billions of bbl)			Gas (billions of m³)			Petroleum + Gas (billions of boe)

	Brazil	International	Total	Brazil	International	Total	Brazil	International	Total

Balance at 12/31/2008	8,716	0,390	9,106	247,643	79,100	326,743	10,274	0,856	11,130
Change in the reserves	1,892	0,001	1,893	28,763	(41,251)	(12,488)	2,074	(0,243)	1,831
Production	(0,689)	(0,048)	(0,737)	(15,163)	(6,041)	(21,204)	(0,785)	(0,083)	(0,868)

Balance at 12/31/2009	9,919	0,343	10,262	261,243	31,808	293,051	11,563	0,530	12,093

Reserve of non-consolidated companies

Balance at 12/31/2008		0,048	0,048		2,142	2,142		0,061	0,061
Balance at 12/31/2009		0,040	0,040		1,787	1,787		0,051	0,051

Proved and developed reserves

At 12/31/2008	5,346	0,211	5,557	134,340	49,694	184,034	6,191	0,504	6,695
At 12/31/2009	6,121	0,202	6,323	142,627	15,709	158,336	7,019	0,295	7,314

Petróleo Brasileiro S.A. - Petrobras

Board of Directors and Executive Officers

BOARD OF DIRECTORS

DILMA VANA ROUSSEFF President

SILAS RONDEAU CAVALCANTI SILVA		GUIDO MANTEGA
Member		Member

JOSÉ SERGIO GABRIELLI DE AZEVEDO	FRANCISCO ROBERTO DE	FÁBIO COLLETTI BARBOSA
Member	ALBUQUERQUE	Member
Member

JORGE GERDAU JOHANNPETER	SÉRGIO FRANKLIN QUINTELLA	LUCIANO GALVÃO COUTINHO
Member	Member	Member

EXECUTIVE COMMITTEE

JOSÉ SERGIO GABRIELLI DE AZEVEDO
President

ALMIR GUILHERME BARBASSA	RENATO DE SOUZA DUQUE
Chief Financial and Investor Relations Officer	Director of Services

GUILHERME DE OLIVEIRA ESTRELLA	PAULO ROBERTO COSTA
Director of Exploration and Production	Director of Supplies

MARIA DAS GRAÇAS SILVA FOSTER	JORGE LUIZ ZELADA
Director of Gas and Energy	International Director

MARCOS MENEZES
Accountant - CRC-RJ 35.286/O-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.